PROSPECTUS
OCTOBER 11, 1995                     [LOGO]

                          TENET HEALTHCARE CORPORATION
                   $500,000,000 8 5/8% SENIOR NOTES DUE 2003

                                 --------------

    The Senior Notes (the "Notes") are being offered (the "Offering") by Tenet Healthcare Corporation (the "Company"). Interest on the Notes will be payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1995. The Notes will not be redeemable by the Company prior to maturity. In addition, upon the occurrence of a Change of Control Triggering Event (as defined herein), each holder of Notes may require the Company to repurchase such Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The Notes have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "THC 03."

    The Notes will be general unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company and PARI PASSU in right of payment with all other indebtedness of the Company. As of May 31, 1995, on a pro forma basis after giving effect to the issuance and sale of the Notes and certain other transactions described herein under "Pro Forma Financial Information," the aggregate outstanding principal amount of senior indebtedness of the Company would have been approximately $2.7 billion, of which approximately $1.8 billion would have been secured indebtedness of Tenet. In addition, the Notes will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries, which on a pro forma basis as described above would have been approximately $1.5 billion at May 31, 1995 (excluding trade payables of $303.4 million at May 31, 1995).

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
   EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION  NOR  HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.  ANY
          REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.


--------------------------------------------------------------------------------
                                 PRICE          UNDERWRITING        PROCEEDS
                                 TO THE        DISCOUNTS AND         TO THE
                               PUBLIC (1)     COMMISSIONS (2)     COMPANY (3)
--------------------------------------------------------------------------------
Per Note..................      99.666%            2.181%           97.485%
Total.....................    $498,330,000      $10,903,460       $487,426,540
--------------------------------------------------------------------------------

(1)  PLUS ACCRUED INTEREST, IF ANY, FROM THE DATE OF ISSUANCE.
(2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING".
(3)  BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $740,000.



    The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to various prior conditions. The Underwriters reserve the right to withdraw, cancel or modify any such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about October 16, 1995, against payment in same-day funds.


DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                   J.P. MORGAN SECURITIES INC.

                                 MERRILL LYNCH & CO.
                                                            MORGAN STANLEY & CO.
                                                            INCORPORATED

    THE INSIDE FRONT COVER OF THIS PROSPECTUS CONTAINS A MAP OF THE UNITED STATES WITH EACH OF THE LOCATIONS IN WHICH TENET HAS HOSPITALS INDICATED BY A COLORED SYMBOL. THE MAP INDICATES (BY SHADING SUCH STATES) THAT TENET HAS HOSPITALS LOCATED IN ALABAMA, ARKANSAS, CALIFORNIA, FLORIDA, GEORGIA, INDIANA, LOUISIANA, MISSOURI, NEBRASKA, NORTH CAROLINA, SOUTH CAROLINA, TENNESSEE AND TEXAS. THE MAP ALSO CONTAINS THREE DETAILED INSERTS WHICH ENLARGE THE SOUTHERN CALIFORNIA, NEW ORLEANS AND SOUTH FLORIDA AREAS AND DEPICT THE LOCATION OF TENET'S HOSPITALS THEREIN.

                 73 DOMESTIC GENERAL HOSPITALS WITH 16,681 BEDS

    The following table sets forth certain information relating to the domestic general hospitals operated by Tenet at August 31, 1995, grouped by geographic area and by state. Excluded from the table below are 11 general hospitals operated by Tenet in Australia, Spain and Malaysia, with a total of 1,043 licensed beds at August 31, 1995. Also excluded are five rehabilitation hospitals, seven long-term care facilities, five psychiatric facilities and various ancillary facilities operated by Tenet at August 31, 1995.

                                                                LICENSED
     FACILITY                             LOCATION                BEDS
     -----------------------------------  --------------------  --------
     CALIFORNIA--GREATER LOS ANGELES
     Encino Hospital                      Encino                   151
     Garden Grove Hospital and Med. Ctr.  Garden Grove             167
     Irvine Medical Center                Irvine                   176
     Lakewood Regional Medical Center     Lakewood                 175
     Los Alamitos Medical Center          Los Alamitos             173
     Century City Hospital                Los Angeles              190
     USC University Hospital              Los Angeles              261
     Garfield Medical Center              Monterey Park            223
     Medical Center of North Hollywood    North Hollywood          163
     Placentia Linda Community Hospital   Placentia                114
     South Bay Hospital                   Redondo Beach            201
     San Dimas Community Hospital         San Dimas                 99
     Tarzana Regional Medical Center      Tarzana                  233

     OTHER CALIFORNIA
     John F. Kennedy Memorial Hospital    Indio                    130
     Community Hospital & Rehabilitation

     Center of Los Gatos                  Los Gatos                175
     Doctors Hospital of Manteca          Manteca                   73
     Doctors Medical Center of Modesto    Modesto                  433
     Doctors Hospital of Pinole           Pinole                   137
     Redding Medical Center               Redding                  185
     Sierra Vista Regional Medical
       Center                             San Luis Obispo          195
     Alvarado Hospital Medical Center     San Diego                231
     San Ramon Regional Medical Center    San Ramon                123
     Twin Cities Community Hospital       Templeton                 84

     SOUTH FLORIDA
     West Boca Medical Center             Boca Raton               185
     Delray Community Hospital            Delray Beach             211
     North Ridge Medical Center           Ft. Lauderdale           395
     Palmetto General Hospital            Hialeah                  360
     Hollywood Medical Center             Hollywood                334
     Palm Beach Gardens Medical Center    Palm Bch Gardens         204

     GREATER TAMPA/ST. PETERSBURG, FLORIDA AREA
     Seven Rivers Community Hospital      Crystal River            128
     Palms of Pasadena Hospital           St. Petersburg           310
     Memorial Hospital of Tampa           Tampa                    174
     Town and Country Hospital            Tampa                    201

     TENNESSEE
     University Medical Center            Lebanon                  260
     Saint Francis Hospital               Memphis                  890
     John W. Harton Regional Med. Center  Tullahoma                137

                                                                LICENSED
     FACILITY                             LOCATION                BEDS
     -----------------------------------  --------------------  --------

     TEXAS
     Brownsville Medical Center           Brownsville              165
     Trinity Medical Center               Carrollton               149
     Doctors Hospital                     Dallas                   268
     RHD Memorial Medical Center          Dallas                   190
     Providence Memorial Hospital (1)     El Paso                  471
     Sierra Medical Center                El Paso                  365
     Park Plaza                           Houston                  468
     Twelve Oaks Hospital                 Houston                  336
     Nacogdoches Medical Center           Nacogdoches              150
     Mid-Jefferson Hospital               Nederland                138
     Odessa Regional Hospital             Odessa                   100
     Park Place Hospital                  Port Arthur              223

     LOUISIANA--GREATER NEW ORLEANS
     Meadowcrest Hospital                 Gretna                   200
     Kenner Regional Medical Center       Kenner                   300
     Doctors Hospital of Jefferson        Metairie                 138
     Jo Ellen Smith Medical Center        New Orleans              164
     Mercy+Baptist Medical Center--

     Mid-City (2)                         New Orleans              272  (2)

     Uptown (2)                           New Orleans              487  (2)
     St. Charles General Hospital         New Orleans              173
     Northshore Regional Medical Center   Slidell                  174

     MISSOURI
     Columbia Regional Hospital           Columbia                 301
     Kirksville Osteopathic Medical
       Center                             Kirksville               119
     Lucy Lee Hospital                    Poplar Bluff             201
     Lutheran Medical Center              St. Louis                408

     SEVEN ADDITIONAL STATES

     Brookwood Medical Center             Birmingham, AL           586

     National Park Medical Center         Hot Springs, AK          166

     St. Mary's Regional Hospital         Russelville, AK          170

     Central Arkansas Hospital            Searcy, AK               169

     Spalding Regional Hospital           Griffin, GA              160

     North Fulton Regional Hospital       Roswell, GA              167

     Culver Union Hospital                Crawfordsville, IN       120

     Saint Joseph Hospital                Omaha, NE                374

     Frye Regional Medical Center         Hickory, NC              355

     Central Carolina Hospital            Sanford, NC              137

     Hilton Head Hospital                 Hilton Head, SC           68

     East Cooper Community Hospital       Mt. Pleasant, SC         100

     Piedmont Medical Center              Rock Hill, SC            268

----------------------------------
(1)  Providence Memorial Hospital was acquired in September 1995.
(2) Mercy+Baptist Medical Center was acquired in August 1995. This two-hospital system operates under a single license authorizing an aggregate of 759 licensed beds.

                             AVAILABLE INFORMATION

    Tenet Healthcare Corporation, a Nevada corporation (together with its subsidiaries, "Tenet" or the "Company"), has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Notes (as defined herein) offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "THC". Reports, proxy statements and other information filed by the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at the offices of the PSE at 301 Pine Street, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-11290) are incorporated in this Prospectus by reference and are made a part hereof:

        1. Annual Report on Form 10-K for the fiscal year ended May 31, 1995 (the "Tenet 10-K");

        2.  Current Reports  on Form 8-K  dated July 6,  1995 and September  29,
    1995;

        3. The portions of Tenet's Proxy Statement for the Annual Meeting of Shareholders to be held on September 27, 1995, that have been incorporated by reference into the Tenet 10-K;

        4. The portions of Tenet's Annual Report to Shareholders for the fiscal year ended May 31, 1995 that have been incorporated by reference into the Tenet 10-K;

        5. American Medical Holdings, Inc.'s ("AMH") and American Medical International, Inc.'s ("AMI") Annual Report on Form 10-K for the fiscal year ended August 31, 1994; and

        6. AMH's and AMI's Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 1994 and February 28, 1995.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to Tenet Healthcare Corporation, 2700 Colorado Avenue, Santa Monica, California 90404, Attention: Scott M. Brown, Esq., Senior Vice President, Secretary and General Counsel (telephone (310) 998-8000).

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "TENET" OR "COMPANY" REFER TO TENET HEALTHCARE CORPORATION (FORMERLY KNOWN AS NATIONAL MEDICAL ENTERPRISES, INC.) AND ITS SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS.

                                  THE COMPANY

    Tenet is a leading investor-owned healthcare company that operates general hospitals and related healthcare facilities serving primarily urban areas in 13 states and holds investments in other healthcare companies. At May 31, 1995, Tenet operated 70 domestic general hospitals, with a total of 15,451 licensed beds, located in Alabama, Arkansas, California, Florida, Georgia, Indiana, Louisiana, Missouri, Nebraska, North Carolina, South Carolina, Tennessee and Texas. Tenet grew from an operator of 35 general hospitals at May 31, 1994, to an operator of 70 general hospitals and related healthcare facilities at May 31, 1995, through its acquisition of American Medical Holdings, Inc. ("AMH"). That acquisition was accomplished on March 1, 1995, when a subsidiary of Tenet was merged into AMH, leaving AMH as a wholly owned subsidiary of Tenet (the "Merger"). See "Management's Discussion and Analysis--The Merger."

    At May 31, 1995, Tenet also operated six rehabilitation hospitals (the "Campus Rehabilitation Facilities"), seven long-term care facilities (the "Campus Long-Term Care Facilities") and five psychiatric facilities (the "Campus Psychiatric Facilities") located on the same campus as, or nearby, Tenet's general hospitals and various ancillary healthcare operations. See "Business--Domestic General Hospitals."

    At May 31, 1995, Tenet operated 13 general hospitals in Australia, Malaysia, Singapore and Spain with a total of 1,693 licensed beds. Tenet has sold its two Singapore hospitals, which together had 650 licensed beds, and is in the process of selling certain of its other international operations. See "Business--International Operations."

    At May 31, 1995, Tenet held investments in the following other healthcare companies: (i) an approximately 26% voting interest in The Hillhaven Corporation ("Hillhaven"), a publicly traded company listed on the New York Stock Exchange ("NYSE") that operated 287 long-term care facilities, 57 pharmacies and 19 retirement housing communities in the United States at May 31, 1995, (ii) an approximately 42% interest in Westminster Health Care Holdings PLC ("Westminster"), a publicly traded company listed on the London Stock Exchange that operated 69 long-term care facilities and was the second-largest long-term care provider in the United Kingdom at May 31, 1995, (iii) an approximately 20% voting interest in Total Renal Care, Inc. ("TRC"), which operated 57 free-standing kidney dialysis units in 10 states at May 31, 1995, and (iv) an approximately 23% interest in Health Care Property Partners ("HCPP"), a partnership originally formed by the Company and Health Care Property Investors, Inc. See "Business--Investments." On September 28, 1995, Vencor, Inc. ("Vencor") acquired Hillhaven pursuant to a transaction approved by the shareholders of each of Vencor and Hillhaven on September 27, 1995. As a result of the transaction, Tenet's Hillhaven shares were exchanged for 8,301,067 shares of Vencor common stock. The Company is exploring means by which it could monetize its investment in Vencor. See "Recent Developments."

    The Company's  principal  executive offices  are  located at  2700  Colorado
Avenue, Santa Monica, California 90404, and its telephone number is (310) 998-8000.

                              RECENT DEVELOPMENTS

GENERAL HOSPITAL ACQUISITIONS AND DEVELOPMENTS

    In August 1995, Tenet acquired for approximately $222.6 million in cash the Mercy+Baptist Medical Center ("Mercy+Baptist"), a not-for-profit system of two general hospitals with an aggregate of 759 licensed beds located in New Orleans, Louisiana, and a related physician practice. In September 1995, Tenet acquired for approximately $115.0 million in cash the Providence Memorial Hospital ("Providence"), a not-for-profit general hospital located in El Paso, Texas. Providence is licensed for 471 general hospital beds (34 of which may be used as skilled nursing beds) and is licensed for 30 additional rehabilitation and sub-acute care beds. The Company utilized a portion of its Senior Revolving Debt to finance these acquisitions.

    In August 1995, Tenet entered into an agreement with the Cleveland Clinic Florida to develop a new 150-bed general hospital in western Broward County, Florida. In July 1995, Tenet acquired a one-third interest in St. Clair Hospital, a not-for-profit general hospital with 82 licensed beds located outside of Birmingham, Alabama. In June 1995, the Company also announced the signing of a letter of intent to participate in a joint venture to acquire the 104-bed not-for-profit Methodist Hospital of Jonesboro, a general hospital in Jonesboro, Arkansas. The parties currently are negotiating the terms of that transaction. While management considers these transactions to be strategically important, the aggregate capital commitment is not expected to exceed $110.0 million.

DIVESTITURE OF INTERNATIONAL OPERATIONS

    During fiscal 1995, Tenet's management concluded that it would be in the best interests of Tenet's shareholders for the Company to focus on its core business of operating domestic general hospitals rather than on its international operations. Consequently, pursuant to a May 24, 1995 agreement, Tenet sold its two Singapore hospitals to Parkway Holdings Limited ("Parkway") on June 28, 1995. The net cash consideration Tenet received in the Singapore transaction was approximately $243.3 million. In addition, Parkway assumed approximately $78.3 million of debt. The Company used the net proceeds from this sale to repay secured bank loans under its Credit Agreement (as defined below). See Note 18 to the Consolidated Financial Statements.

    On July 5, 1995, Tenet and Parkway entered into an agreement pursuant to which Parkway agreed to purchase Tenet's 52% interest in Australian Medical Enterprises Limited ("AME"). Parkway's purchase was subject to approval by the shareholders of AME (other than Tenet, which was not permitted to vote). On September 22, 1995, AME's shareholders voted to reject Parkway's bid for Tenet's shares. Two parties have since announced bids for all of AME's shares, both at share prices exceeding Parkway's bid. Tenet expects to complete the sale of its interest in AME prior to the end of the second quarter of fiscal 1996. Tenet also expects to sell its 40% interest in the Bumrungrad Medical Center in Thailand prior to the end of the second quarter of fiscal 1996. Tenet expects to receive aggregate cash consideration of approximately $82.0 million from the sale of its holdings in Australia and Thailand. In addition, on October 3, 1995, Tenet sold its 30% interest in the Subang Jaya Medical Centre in Malaysia to Tenet's Malaysian partner for $12.0 million. The proceeds from these transactions have been or will be applied to repay secured bank loans under the Company's Credit Agreement.

VENCOR'S ACQUISITION OF HILLHAVEN

    On September 28, 1995, Vencor acquired Hillhaven pursuant to a transaction approved by the shareholders of each of Vencor and Hillhaven on September 27, 1995. As a result of the transaction, the 8,878,147 shares of Hillhaven common stock owned by Tenet were exchanged for 8,301,067 shares of Vencor common stock (based on an exchange ratio of 0.935 Vencor shares for each Hillhaven share). In addition, Tenet received $91.8 million for its Hillhaven Series C Preferred Stock and Hillhaven Series D Preferred Stock. The proceeds from the redemption of the Hillhaven preferred stock were applied to repay the secured bank loans under the Company's Credit Agreement. The Company is exploring means by which it could monetize its investment in Vencor. See "Business--Investments."

FIRST QUARTER RESULTS

    On September 29, 1995, Tenet announced operating results (unaudited) for the three months ended August 31, 1995, a summary of which is presented below (in thousands, except per share amounts).

                                                                                        THREE MONTHS ENDED
                                                                                            AUGUST 31,
                                                                                 --------------------------------
                                                                                   1995        1994      CHANGE
                                                                                 ---------  ----------  ---------
Net operating revenues.........................................................  $ 1,283.9  $    662.8      93.7%
Income before income taxes.....................................................      228.9       107.0     113.9%
Net income.....................................................................      118.3        64.0      84.8%
Earnings per common and common equivalent share:
  Primary......................................................................       0.59        0.38
  Fully diluted................................................................       0.56        0.36
Shares used in earnings per common and common equivalent share computations:
  Primary......................................................................    201,890     168,461
  Fully diluted................................................................    215,839     180,153

    Operating results  for the  three  months ended  August  31, 1995  and  1994 include pretax gains of $123.5 million and $29.5 million, respectively, from sales of facilities and, in 1994, a subsidiary's common stock. Excluding these non-recurring transactions, fully diluted earnings per share was $0.28 in the quarter ended August 31, 1995 and $0.27 in the quarter ended August 31, 1994. Substantially all of the improvement in operating results reported for the three months ended August 31, 1995 as compared to the three months ended August 31, 1994 was due to the Company's acquisition of AMH on March 1, 1995.

                                  THE OFFERING


Notes Offered.....................  $500.0 million principal amount  of 8 5/8% Senior  Notes due 2003 (the "Notes").
Maturity Date.....................  December 1, 2003.
Interest Payment Dates............  June 1 and December 1, commencing December 1, 1995.
Mandatory Redemption..............  None.
Optional Redemption...............  None.
Change of Control.................  Upon  a Change  of Control Triggering  Event (as defined herein), each holder  of Notes  will have  the right  to
                                    require  Tenet to repurchase such holder's Notes at 101%
                                    of the principal amount thereof, plus accrued and unpaid
                                    interest to the  date of  repurchase. The  terms of  the
                                    Company's  Credit  Agreement prohibit  the  Company from
                                    purchasing Notes  upon the  occurrence  of a  Change  of
                                    Control Triggering Event. There can be no assurance that
                                    Tenet  will have  the financial  resources to repurchase
                                    the Notes in the event of a Change of Control Triggering
                                    Event, particularly if such Change of Control Triggering
                                    Event requires  Tenet to  refinance, or  results in  the
                                    acceleration of, other indebtedness. See "Description of
                                    the Credit Agreement" and "Description of
                                    Notes--Repurchase  at the Option  of Holders-- Change of
                                    Control."
Ranking...........................  The Notes will be  general unsecured obligations of  the
                                    Company  ranking senior to all subordinated indebtedness
                                    of the  Company and  will rank  PARI PASSU  in right  of
                                    payment  with  the Company's  other existing  and future
                                    indebtedness. As of May 31,  1995, on a pro forma  basis
                                    as  described above, there would have been approximately
                                    $2.7 billion of senior indebtedness outstanding of which
                                    approximately $1.8 billion  was secured indebtedness  of
                                    Tenet.  See "Historical  and Pro  Forma Capitalization,"
                                    "Description of Notes--General" and "Description of  the
                                    Credit  Agreement."  In  addition,  the  Notes  will  be
                                    effectively  subordinated  to  all  of  the  outstanding
                                    indebtedness  and  other  obligations  of  the Company's
                                    subsidiaries which, at May 31, 1995 on a pro forma basis
                                    as described above  would have  been approximately  $1.5
                                    billion  (excluding trade payables  of $303.4 million at
                                    May 31, 1995).
Certain Covenants.................  The Indenture governing the Notes (the "Indenture") will contain certain  covenants, including,  but not  limited
                                    to,  covenants  limiting:  (i)  the  incurrence  by  the
                                    Company and its subsidiaries of additional indebtedness;
                                    (ii) the payment of dividends  on and the redemption  of
                                    capital  stock  by the  Company;  (iii) the  creation of
                                    liens securing  indebtedness; (iv)  restrictions on  the
                                    ability   of   subsidiaries   to   pay   dividends;  (v)
                                    transactions with affiliates; (vi)  the sale of  assets;
                                    and  (vii) the Company's ability to consolidate or merge
                                    with or into, or to transfer all or substantially all of
                                    its assets  to,  another  person.  See  "Description  of
                                    Notes--Certain Covenants."
Use of Proceeds...................  The  net proceeds  to the Company  from the  sale of the
                                    Notes are estimated to  be approximately $486.7  million
                                    (after  deducting  estimated  expenses  and underwriting
                                    discounts and commissions). The  Company intends to  use
                                    all  of such  net proceeds  to repay  secured bank loans
                                    under  the  Company's  Credit  Agreement.  See  "Use  of
                                    Proceeds."

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers in connection with an investment in the Notes offered hereby.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

    The following table presents summary pro forma financial information derived from the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Combined Financial Statements give effect to the following transactions and events as if they had occurred as of June 1, 1994 for purposes of the pro forma statement of operations and other operating information and on May 31, 1995 for purposes of the pro forma balance sheet data: (i) the August 1994 sale of approximately 75% of the common stock of TRC; (ii) the elimination of restructuring charges recorded by Tenet; (iii) the elimination of non-recurring gains on disposals of facilities and long-term investments recorded by Tenet; (iv) the elimination of non-recurring merger costs recorded by AMH prior to the Merger; (v) the Merger and related transactions, applying the purchase method of accounting; (vi) the acquisitions of Mercy+Baptist and Providence; (vii) the June 28, 1995 sale of the Company's Mount Elizabeth Hospital, East Shore Hospital and related healthcare businesses in Singapore as well as the October 3, 1995 sale of the Company's holdings in Malaysia and the expected sale of the Company's holdings in Australia and Thailand; and (viii) consummation of this Offering.

    The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to present the financial position or results of operations of Tenet had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future.

    The following Summary Pro Forma Financial Information does not reflect certain cost savings that management believes may be realized as a result of the Merger, currently estimated to be approximately $60.0 million annually beginning in fiscal 1996 (before any severance or other costs of implementing certain efficiencies). These savings are expected to be realized primarily through the elimination of duplicative corporate overhead expenses, reduced supplies expense through the incorporation of the acquired AMH facilities into the Company's group purchasing program, and improved collection of the acquired AMH facilities' accounts receivable. No assurances can be made as to the amount of cost savings, if any, that actually will be realized.

    The Unaudited Pro Forma Condensed Combined Statement of Operations also does not give effect to Vencor's acquisition of Hillhaven. On September 28, 1995, Vencor acquired Hillhaven pursuant to a transaction approved by the shareholders of each of Vencor and Hillhaven on September 27, 1995. As a result of the transaction, the 8,878,147 shares of Hillhaven common stock owned by Tenet were exchanged for 8,301,067 shares of Vencor common stock (based on an exchange ratio of 0.935 Vencor shares for each Hillhaven share). In addition, Tenet received $91.8 million for its Hillhaven Series C Preferred Stock and Hillhaven Series D Preferred Stock. See "Business--Investments." The proceeds from the redemption of the Hillhaven preferred stock were applied to repay the secured bank loans under the Company's Credit Agreement.

    The Unaudited Pro Forma Condensed Combined Financial Statements are based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements and should be read in conjunction therewith and with "Management's Discussion and Analysis," and the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

    Tenet reports its financial information on the basis of a May 31 fiscal year. AMH reported its financial information on the basis of an August 31 fiscal year.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION
           (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                                                                                    FISCAL YEAR
                                                                                                       ENDED
                                                                                                    MAY 31, 1995
                                                                                                  ----------------
STATEMENT OF OPERATIONS DATA:
  Net operating revenues........................................................................     $  5,406.7
  Operating expenses:
    Salaries and benefits.......................................................................        2,167.2
    Supplies....................................................................................          779.4
    Provision for doubtful accounts.............................................................          298.6
    Other operating expenses....................................................................        1,159.5
    Depreciation................................................................................          239.7
    Amortization................................................................................           77.5
                                                                                                       --------
  Operating income..............................................................................          684.8
  Interest expense, net of capitalized portion..................................................         (331.3)
  Investment earnings...........................................................................           26.1
  Equity in earnings of unconsolidated affiliates...............................................           27.7
  Minority interest expense.....................................................................           (5.9)
                                                                                                       --------
  Income from continuing operations before income taxes.........................................          401.4
  Taxes on income...............................................................................         (175.0)
                                                                                                       --------
  Income from continuing operations.............................................................     $    226.4
                                                                                                       --------
                                                                                                       --------
  Earnings per common share from continuing operations, fully diluted...........................     $     1.09
  Weighted average number of shares outstanding (in 000's)......................................        214,938
  Ratio of earnings to fixed charges(1).........................................................           2.0x

OTHER OPERATING INFORMATION:
  EBITDA(2).....................................................................................     $  1,002.0
  EBITDA margin.................................................................................          18.5%
  Ratio of EBITDA to net interest expense(3)....................................................           3.2x
  Ratio of total debt to EBITDA(4)..............................................................           3.5x
  Capital expenditures..........................................................................     $    325.4


                                                                                                       AS OF
                                                                                                    MAY 31, 1995
                                                                                                  ----------------
BALANCE SHEET DATA:
  Working capital...............................................................................     $     33.9
  Total assets..................................................................................        8,059.6
  Long-term debt, net of current portion........................................................        3,252.3
  Shareholders' equity..........................................................................        2,045.5

------------------------
(1) The ratio of earnings to fixed charges is calculated by dividing income from continuing operations before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense, including amortization of financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.
(2) EBITDA represents operating income before depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Consolidated Statements of Cash Flows of Tenet and AMH and the related Notes thereto included or incorporated by reference in this
     Prospectus. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt.
(3) Net of capitalized portion and net of pro forma interest income of $19.3 million for the fiscal year ended May 31, 1995.
(4) Represents pro forma combined total debt outstanding at May 31, 1995 of $3,539.5 million divided by pro forma combined EBITDA of $1,002.0 million for the fiscal year ended May 31, 1995.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE PURCHASING THE NOTES OFFERED HEREBY.

CERTAIN FINANCING CONSIDERATIONS; LEVERAGE

    As   of  May  31,  1995,  Tenet's   total  indebtedness  was  $3.6  billion,
constituting 64.2% of its total capitalization, including short-term debt. See "Historical and Pro Forma Capitalization."

    Tenet's Credit Agreement includes covenants prohibiting or limiting, among other things, the sale of assets, the making of acquisitions and other investments, capital expenditures, the incurrence of additional debt and liens and the payment of dividends, in addition to a minimum consolidated net worth requirement and certain ratio coverage tests including debt ratios and fixed-charge ratios. In addition, the Indenture will include, among other things, covenants limiting the incurrence of additional debt and liens and the payment of dividends. Tenet's failure to comply with any of these covenants could result in an event of default under its indebtedness, including the Notes, which in turn could have a material adverse effect on Tenet. See "Description of Notes--Certain Covenants."

    The degree to which Tenet is leveraged and the covenants described above may adversely affect Tenet's ability to finance its future operations and could limit its ability to pursue business opportunities that may be in the interests of Tenet and its securityholders. In particular, changes in medical technology, existing, proposed and future legislation, regulations and the interpretation thereof, and the increasing importance of managed care contracts and integrated healthcare delivery systems may require significant investment in facilities, equipment, personnel or services. Although the Company believes that cash generated from operations and amounts available under the revolving credit portion of the Credit Agreement will be sufficient to allow it to make such investments, there can be no assurance that Tenet will be able to obtain the funds necessary to make such investments. Furthermore, tax-exempt or government-owned competitors have certain financial advantages such as endowments, charitable contributions, tax-exempt financing and exemption from sales, property and income taxes not available to Tenet, providing them with a potential competitive advantage in making such investments. See "Management's Discussion and Analysis--Liquidity and Capital Resources."

COMPETITION

    The healthcare industry has been characterized in recent years by increased competition for patients and staff physicians, excess capacity at general hospitals, a shift from inpatient to outpatient settings and increased consolidation. The principal factors contributing to these trends are advances in medical technology, cost-containment efforts by managed care payors, employers and traditional health insurers, changes in regulations and reimbursement policies, increases in the number and type of competing healthcare providers and changes in physician practice patterns. Tenet's future success will depend, in part, on the ability of the Company's hospitals to continue to attract staff physicians, to enter into managed care contracts and to organize and structure integrated healthcare delivery systems with other healthcare providers and physician practice groups. There can be no assurance that Tenet's hospitals will continue to be able, on terms favorable to the Company, to attract physicians to their staffs, to enter into managed care contracts or to organize and structure integrated healthcare delivery systems, for which other healthcare companies with greater financial resources or a wider range of services may be competing. See "Business--Competition."

    Tenet's ability to continue to compete successfully for such contracts or to form or participate in such systems also may depend upon, among other things, Tenet's ability to increase the number of its facilities and services offered through the acquisition of hospitals, groups of hospitals, other healthcare businesses, ancillary healthcare providers, physician practices and physician practice assets and Tenet's ability to finance such acquisitions. There can be no assurance that suitable acquisitions, for which other healthcare companies with greater financial resources than Tenet may be competing, can be accomplished on terms favorable to Tenet or that financing, if necessary, can be obtained for such acquisitions. See "--Certain Financing Considerations; Leverage." There can be no assurance that Tenet will be able to operate profitably any hospitals, facilities, businesses or other assets it may acquire, effectively integrate the operations of such acquisitions or otherwise achieve the intended benefits of such acquisitions.

LIMITS ON REIMBURSEMENT

    Tenet derives a substantial portion of its net operating revenues from third-party payors, including the Medicare and Medicaid programs. See "Business--Medicare, Medicaid and Other Revenues." Changes in government reimbursement programs have resulted in limitations on increases in, and in some cases in reduced levels of, reimbursement for healthcare services, and additional changes are anticipated. Such changes are likely to result in further limitations on reimbursement levels. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required pre-admission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. In addition, efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue. Although Tenet is unable to predict the effect these changes will have on its operations, as the number of patients covered by managed care payors increases, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on the financial results of such operations.

EXTENSIVE REGULATION

    The healthcare industry is subject to extensive Federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and prices for services. See "Business--Healthcare Regulation and Licensing." In particular, Medicare and Medicaid antifraud and abuse amendments codified under Section 1128B(b) of the Social Security Act (the "Antifraud Amendments") prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by Medicare or other government programs. Sanctions for violating the Antifraud Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from the Medicare and Medicaid programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the Department of Health and Human Services ("HHS") has issued regulations that describe some of the conduct and business relationships permissible under the Antifraud Amendments ("Safe Harbors"). Tenet believes its business arrangements comply in all material respects with applicable law and satisfy the Safe Harbors. The fact that a given business arrangement does not fall within a Safe Harbor does not render the arrangement per se illegal. Business arrangements of healthcare service providers that fail to satisfy the applicable Safe Harbor criteria, however, risk increased scrutiny by enforcement authorities. Because Tenet may be less willing than some of its competitors to enter into business arrangements that do not clearly satisfy the Safe Harbors, it could be at a competitive disadvantage in entering into certain transactions and arrangements with physicians and other healthcare providers.

    In addition, Section 1877 of the Social Security Act, which restricts referrals by physicians of Medicare and other government-program patients to providers of a broad range of designated health services with which they have ownership or certain other financial arrangements, was amended effective January 1, 1995, to significantly broaden the scope of prohibited physician referrals under the Medicare and Medicaid programs to providers with which they have ownership or certain other financial arrangements (the "Self-Referral Prohibitions"). Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. Tenet's participation in and development of joint ventures and other financial relationships with physicians could be adversely affected by these amendments and similar state enactments.

    Certificates of Need, which are issued by governmental agencies with jurisdiction over healthcare facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Following a number of years of decline, the number of states requiring Certificates of Need is once again on the rise as state legislators once again are looking at the Certificate of Need process as a way to contain rising healthcare costs. Tenet operates hospitals in eight states that require state approval under Certificate of Need Programs. Tenet is unable to predict whether it will be able to obtain any Certificates of Need in any jurisdiction where such Certificates of Need are required.

    Tenet is unable to predict the future course of Federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the financial results of Tenet's operations.

HEALTHCARE REFORM LEGISLATION

    Healthcare, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Medicare, Medicaid, mandatory and other public and private hospital cost-containment programs, proposals to limit healthcare spending, proposals to limit prices and industry competitive factors are highly significant to the healthcare industry.

    There continue to be Federal and state proposals that would, and actions that do, impose more limitations on government and private payments to providers such as Tenet and proposals to increase co-payments and deductibles from program and private patients. In addition, a number of states are considering the enactment of managed care initiatives designed to provide universal low-cost coverage and/or additional taxes on hospitals to help finance or expand the states' Medicaid systems. Tenet's facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. Such controls, including what is commonly referred to as "utilization review," have resulted in fewer of certain treatments and procedures being performed. Utilization review entails the review of the admission and course of treatment of a patient by a third party. Utilization review by third-party peer review organizations ("PROs") is required in connection with the provision of care paid for by Medicare and Medicaid. Utilization review by third parties also is a requirement of many managed care arrangements. Tenet cannot predict whether any of the above proposals or any other proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on Tenet's business.

CERTAIN LEGAL PROCEEDINGS

    Tenet has been involved in certain significant legal proceedings and investigations related principally to its discontinued psychiatric business.
These proceedings and investigations include class action and derivative lawsuits by certain stockholders, psychiatric patient litigation alleging fraud and conspiracy, certain lawsuits filed by third-party private-payor insurance companies and investigations by various state and Federal agencies. Tenet (i) has reached agreements with the United States Department of Justice (the "DOJ"), HHS and the Securities and Exchange Commission (the "Commission") resolving all Federal healthcare and related disclosure investigations of the Company (but various government agencies are continuing to pursue investigations against certain individuals), (ii) has reached an agreement with the District of Columbia and all states where Tenet's psychiatric facilities received Medicaid payments, settling all potential state claims related to the matters that were the subject of the Federal investigations, (iii) has resolved the litigation between Tenet and the insurers, (iv) has reached an agreement, pending court approval, to resolve the shareholder derivative lawsuit, (v) has reached an agreement to settle one of the class action lawsuits, and (vi) continues efforts to resolve the cases brought by individual psychiatric patients. Tenet continues to experience a greater than normal level of litigation relating to its former psychiatric operations. The majority of the lawsuits filed contain allegations of fraud and conspiracy against the Company and certain of its subsidiaries and former employees. The Company believes that the increase in litigation stems, in whole or in part, from advertisements by certain lawyers seeking former psychiatric patients in order to ascertain whether potential claims exist against the  Company.  The  advertisements  focus, in  many  instances,  on  the
Company's settlement of past disputes involving the operations of its psychiatric subsidiaries, including the 1994 resolution of the government's investigation and a corresponding criminal plea agreement. Among the suits filed during fiscal 1995 were two lawsuits in Texas aggregating approximately 760 individual plaintiffs who are purported to have been patients in certain Texas psychiatric facilities and a number of lawsuits filed in the District of Columbia. In addition, a purported class action was filed in Texas state court in May 1995. Tenet expects that additional lawsuits of this nature will be filed. Tenet's reserves for unusual litigation costs represent management's estimate of the costs of the defense of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates. In the event such reserves are not adequate, the adverse determination of these matters could have a material adverse effect on Tenet's financial condition and results of operations. See "Management's Discussion and Analysis--Liquidity and Capital Resources," "Business--Certain Legal Proceedings" in the Tenet 10-K and Note 8 to the Consolidated Financial Statements.

    In its agreements with the DOJ and HHS, Tenet agreed to maintain its previously established ethics program and ethics hotline and also agreed to implement certain additional compliance-related oversight procedures. Should the hotline or oversight procedures reveal, after investigation by Tenet, credible evidence of violations of criminal, or material violations of civil laws, rules or regulations governing Federally funded programs, Tenet is required to report any such violation to the DOJ and HHS. As a result of the existing agreements with the DOJ and HHS and the recent legal proceedings and investigations in which Tenet has been involved, Tenet is subject to increased Federal and state regulatory scrutiny and, in the event that Tenet violates such decrees or engages in conduct that violates Federal or state laws, rules or regulations, Tenet may be subject to a risk of increased sanctions or penalties, including, but not limited to, partial or complete disqualification as a provider of Medicare or Medicaid services.

INCOME TAX EXAMINATIONS

    The Internal Revenue Service (the "IRS") is currently examining Tenet's Federal income tax returns for fiscal years 1986 through 1990 and has not yet begun examining any returns for subsequent years (collectively, the "Open Years"). Although the IRS has not proposed any material adjustments to Tenet's returns in the Open Years, there can be no assurance that significant issues will not be raised. While Tenet has no reason to believe that the tax liabilities it has recorded will be inadequate, if audits of the Open Years or fiscal 1995, for which Tenet has not yet filed a tax return, result in determinations significantly in excess of such reserves, Tenet's financial condition could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL AND PHYSICIANS

    Tenet's operations are dependent on the efforts, ability and experience of its key executive officers. Tenet's continued growth depends on its ability to attract and retain skilled employees, on the ability of its officers and key employees to manage growth successfully and on Tenet's ability to attract and retain physicians at its hospitals. In addition, the success of Tenet is, in part, dependent upon the number, specialties and quality of physicians on its hospitals' medical staffs, most of whom have no long-term contractual relationship with Tenet and may terminate their association with Tenet's hospitals at any time. The loss of some or all of these key executive officers or an inability to attract or retain sufficient numbers of qualified physicians could have a material adverse impact on Tenet's future results of operations.

PROFESSIONAL AND GENERAL LIABILITY INSURANCE

    The Company insures substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions, which vary by hospital from $500,000 to $3.0 million per occurrence, through an insurance company owned by several healthcare companies and in which the Company has a 77% equity interest. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. Through May 31, 1994, the Company insured its professional and comprehensive general liability risks related to its psychiatric and physical rehabilitation hospitals through its wholly owned insurance subsidiary that reinsured risks in excess of $500,000 with major independent insurance companies. The Company has reached the policy limits provided by this insurance subsidiary related to the psychiatric hospitals in certain years. In addition, damages, if any, arising from fraud and conspiracy claims in psychiatric malpractice cases may not be insured. In addition to the reserves recorded by the above insurance companies, the Company maintains an unfunded reserve for the self-insured portion of its professional liability risks, which is based on actuarial estimates. See Note 8 to the Consolidated Financial Statements.

    While cash from operations has been adequate to provide for unforeseen liability claims in the past, there can be no assurance that Tenet's cash flow will continue to be adequate to cover such claims. If actual payments of claims with respect to Tenet's self-insured liabilities exceed projected payments of claims, the financial results of Tenet's operations could be materially adversely affected.

POSSIBLE INABILITY TO REPURCHASE NOTES UPON A CHANGE OF CONTROL

    Under the terms of the Credit Agreement, the prepayment of debt (other than debt under the Credit Agreement) will result in a default under the Credit Agreement and, accordingly, Tenet effectively is prohibited from repurchasing Notes upon the occurrence of a Change of Control Triggering Event. As such, Tenet may not be able to satisfy its obligations to repurchase the Notes unless Tenet is able to refinance or obtain waivers with respect to the Credit Agreement and certain other indebtedness. There can be no assurance that Tenet will have the financial resources to repurchase the Notes in the event of a Change of Control Triggering Event, particularly if such Change of Control Triggering Event requires Tenet to refinance, or results in the acceleration of, other indebtedness. See "Description of Notes."

    The change of control provisions of the Indenture will obligate the Company to repurchase Notes at the option of the holder thereof in the event Tenet incurs additional leverage through certain types of recapitalizations, leveraged buy-outs or similar transactions that could increase the indebtedness of the Company or decrease the value of the Notes; PROVIDED, HOWEVER, if the Company does not experience a Rating Decline (as defined herein) after the public notice of its intent to enter such a transaction, the Company will not be obligated to undertake a Change of Control Offer (as defined herein).

    Substantially all of the senior indebtedness of the Company, approximately $2.7 billion in aggregate principal amount on a pro forma basis as of May 31, 1995, has similar change of control or cross-default provisions which effectively would decrease the amount of funds available for the Company to purchase the Notes pursuant to a Change of Control Offer.

SUBSIDIARY OPERATIONS; SUBORDINATION

    Since substantially all of the Company's operations are conducted, and substantially all of the assets of Tenet are owned, by its subsidiaries, the Notes (which are obligations of Tenet but not its subsidiaries) effectively will be subordinated to all existing and future obligations and other liabilities (including trade payables) of Tenet's subsidiaries. Any right of Tenet to the assets of any of its subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the Notes to participate in those assets) will be subject to the claims of the creditors (including trade creditors) and preferred stockholders, if any, of such subsidiary, except to the extent Tenet has a claim against such subsidiary as a creditor of such subsidiary. In addition, in the event that claims of Tenet as a creditor of a subsidiary are recognized, such claims would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Tenet. The ability of Tenet and its subsidiaries to incur certain obligations is limited by certain of the restrictive covenants contained in the Credit Agreement and in the Indenture governing the Notes. Additionally, borrowings under the Credit Agreement are secured by a first priority lien on the capital stock of the Company's direct subsidiaries, all intercompany indebtedness owed to the Company and one of the Company's subsidiary's equity investments, and have priority as to such collateral over the Notes. The Indenture will limit the ability of subsidiaries of Tenet to incur additional indebtedness.

    In addition, Tenet's ability to make required principal and interest payments with respect to Tenet's indebtedness, including the Notes, depends on the earnings of its subsidiaries and on its ability to receive funds from such subsidiaries through dividends or other payments. Since the Notes are obligations of Tenet only, Tenet's subsidiaries are not obligated or required to pay any amounts due pursuant to the Notes or to make funds available therefor in the form of dividends or advances to Tenet.

NO PRIOR PUBLIC MARKET

    Although the Notes have been approved for listing on the NYSE, subject to official notice of issuance, the Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters (as defined herein) that, following the completion of this Offering, the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters, however, are under no obligation to do so and may discontinue any market making activities at any time at the sole discretion of the Underwriters. There can be no assurance as to the liquidity of the market that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the prices at which holders would be able to sell their Notes. The Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. See "Underwriting".

                                USE OF PROCEEDS


    The net proceeds to Tenet from the sale of the Notes in this Offering are estimated to be approximately $486.7 million (after deducting estimated expenses and underwriting discounts and commissions). Tenet intends to use all of such net proceeds to repay secured bank loans under the Company's Credit Agreement. The outstanding amounts of Senior Revolving Debt were incurred primarily to fund recent strategic hospital and other acquisitions. The amounts outstanding under the Senior Revolving Debt bear interest at a floating rate (a weighted-average of 7.16% at September 29, 1995) and have a final scheduled maturity of August 31, 2001.


                    HISTORICAL AND PRO FORMA CAPITALIZATION

    The following table sets forth the capitalization of Tenet at May 31, 1995 and as adjusted to give effect to the consummation of this Offering and to the application of the net proceeds therefrom as described under Use of Proceeds and certain other transactions described herein under "Pro Forma Financial Information."


                                                                                   AS OF MAY 31, 1995
                                                                                 ----------------------
                                                                                             PRO FORMA
                                                                                 HISTORICAL AS ADJUSTED
                                                                                 ---------  -----------
Current portion of long-term debt..............................................  $   252.3   $   252.3
Short-term borrowings and notes................................................       34.9        34.9
                                                                                 ---------  -----------
    Total current debt.........................................................  $   287.2   $   287.2
                                                                                 ---------  -----------
                                                                                 ---------  -----------
Long-term debt, net of current portion:
  Credit Agreement.............................................................  $ 1,759.0   $ 1,237.9
  Senior Notes due 2002........................................................      300.0       300.0
  Senior Notes due 2003........................................................     --           500.0
  Other debt (1)...............................................................      314.4       314.4
  Senior Subordinated Notes due 2005...........................................      900.0       900.0
                                                                                 ---------  -----------
    Total long-term debt.......................................................    3,273.4     3,252.3
Shareholders' equity:
  Tenet common stock, par value $0.075, authorized 450,000,000 shares; issued
   218,713,406 shares (2)......................................................       16.4        16.4
  Other shareholders' equity...................................................    2,241.3     2,300.7
  Less treasury stock, at cost, 18,775,274 shares..............................     (271.6)     (271.6)
                                                                                 ---------  -----------
    Total shareholders' equity.................................................    1,986.1     2,045.5
                                                                                 ---------  -----------
  Total capitalization.........................................................  $ 5,259.5   $ 5,297.8
                                                                                 ---------  -----------
                                                                                 ---------  -----------

------------------------
(1) Includes several series of medium term notes, certain other secured and unsecured notes payable, mortgage notes and capitalized lease obligations, net of the unamortized discount on the Company's Senior Notes due 2002 and Senior Subordinated Notes due 2005. See Note 6 to the Consolidated Financial Statements.

(2) Does not include 36,867,062 shares of Tenet Common Stock reserved for issuance upon exchange of Tenet options and conversion of outstanding securities of Tenet.

                        PRO FORMA FINANCIAL INFORMATION

    The Unaudited Pro Forma Condensed Combined Financial Statements give effect to the following transactions and events as if they had occurred as of June 1, 1994 for purposes of the pro forma statement of operations and other operating information and on May 31, 1995 for purposes of the pro forma balance sheet data: (i) the August 1994 sale of approximately 75% of the common stock of TRC;
(ii) the elimination of restructuring charges recorded by Tenet; (iii) the elimination of non-recurring gains on disposals of facilities and long-term investments recorded by Tenet; (iv) the elimination of non-recurring merger costs recorded by AMH prior to the Merger; (v) the Merger and related transactions, applying the purchase method of accounting; (vi) the acquisitions of Mercy+Baptist and Providence; (vii) the June 28, 1995 sale of the Company's Mount Elizabeth Hospital, East Shore Hospital and related healthcare businesses in Singapore as well as the October 3, 1995 sale of the Company's holdings in Malaysia and the expected sale of the Company's holdings in Australia and Thailand; and (viii) consummation of this Offering.

    The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to present the financial position or results of operations of Tenet had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future.

    The following Unaudited Pro Forma Condensed Combined Financial Statements do not reflect certain cost savings that management believes may be realized as a result of the Merger, currently estimated to be approximately $60.0 million annually beginning in fiscal 1996 (before any severance or other costs of implementing certain efficiencies). These savings are expected to be realized primarily through the elimination of duplicative corporate overhead expenses, reduced supplies expense through the incorporation of the acquired AMH facilities into the Company's group purchasing program, and improved collection of the acquired AMH facilities' accounts receivable. No assurances can be made as to the amount of cost savings, if any, that actually will be realized.

    The Unaudited Pro Forma Condensed Combined Statement of Operations also does not give effect to Vencor's acquisition of Hillhaven. On September 28, 1995, Vencor acquired Hillhaven pursuant to a transaction approved by the shareholders of each of Vencor and Hillhaven on September 27, 1995. As a result of the transaction, the 8,878,147 shares of Hillhaven common stock owned by Tenet were exchanged for 8,301,067 shares of Vencor common stock (based on an exchange ratio of 0.935 Vencor shares for each Hillhaven share). In addition, Tenet received $91.8 million for its Hillhaven Series C Preferred Stock and Hillhaven Series D Preferred Stock. The proceeds from the redemption of the Hillhaven preferred stock were applied to repay the secured bank loans under the Company's Credit Agreement. See "Business-- Investments."

    The Unaudited Pro Forma Condensed Combined Financial Statements are based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements and should be read in conjunction therewith and with "Management's Discussion and Analysis," and the Consolidated Financial Statements and the related Notes thereto included in this Prospectus.

    Tenet reports its financial information on the basis of a May 31 fiscal year. AMH reported its financial information on the basis of an August 31 fiscal year.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             (DOLLARS IN MILLIONS)


                                                                                    AS OF MAY 31, 1995
                                                            -------------------------------------------------------------------
                                                                                            TENET
                                                                            GENERAL     INTERNATIONAL
                                                                           HOSPITAL      OPERATIONS        THE
                                                            HISTORICAL   ACQUISITIONS     DIVESTED      OFFERING     PRO FORMA
                                                               TENET          (A)            (B)           (C)      AS ADJUSTED
                                                            -----------  -------------  -------------  -----------  -----------
ASSETS

Current assets:
  Cash and cash equivalents...............................   $   155.0     $  --          $  --         $  --        $   155.0
  Short-term investments, at cost which approximates
   market.................................................       138.5                                                   138.5
  Accounts and notes receivable, less allowance for
   doubtful accounts......................................       564.5          17.9                                     582.4
  Inventories of supplies, at cost........................       116.4           5.6                                     122.0
  Deferred income taxes...................................       410.3                        (65.6)                     344.7
  Assets held for sale....................................       184.1                       (158.9)                      25.2
  Prepaid expenses and other current assets...............        54.8           3.9                                      58.7
                                                            -----------       ------    -------------  -----------  -----------
    Total current assets..................................     1,623.6          27.4         (224.5)                   1,426.5
Investments and other assets..............................       362.8                                                   362.8
Property, plant and equipment, net........................     3,318.5         236.1                                   3,554.6
Intangible assets, at cost less accumulated
 amortization.............................................     2,613.5          88.9                         13.3      2,715.7
                                                            -----------       ------    -------------  -----------  -----------
                                                             $ 7,918.4     $   352.4      $  (224.5)    $    13.3    $ 8,059.6
                                                            -----------       ------    -------------  -----------  -----------
                                                            -----------       ------    -------------  -----------  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.......................   $   252.3     $  --          $  --         $  --        $   252.3
  Short-term borrowings and notes.........................        34.9                                                    34.9
  Accounts payable........................................       358.8          15.4                                     374.2
  Employee compensation and benefits......................       162.5                                                   162.5
  Reserves related to discontinued operations.............        76.6                                                    76.6
  Income taxes payable....................................         2.0                                                     2.0
  Other current liabilities...............................       469.4          19.1            1.6                      490.1
                                                            -----------       ------    -------------  -----------  -----------
    Total current liabilities.............................     1,356.5          34.5            1.6                    1,392.6
Long-term debt, net of current portion....................     3,273.4         302.9         (337.3)        500.0      3,252.3
                                                                                                           (486.7)
Other long-term liabilities and minority interests........     1,001.5          15.0           51.8                    1,068.3
Deferred income taxes.....................................       300.9                                                   300.9
Shareholders' equity:
  Common stock............................................        16.4                                                    16.4
  Other shareholders' equity..............................     2,241.3                         59.4                    2,300.7
  Less: common stock in treasury, at cost.................      (271.6)                                                 (271.6)
                                                            -----------       ------    -------------  -----------  -----------
    Total shareholders' equity............................     1,986.1        --               59.4        --          2,045.5
                                                            -----------       ------    -------------  -----------  -----------
                                                             $ 7,918.4     $   352.4      $  (224.5)    $    13.3    $ 8,059.6
                                                            -----------       ------    -------------  -----------  -----------
                                                            -----------       ------    -------------  -----------  -----------


   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                          TENET HEALTHCARE CORPORATION
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED MAY 31, 1995
           (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                               HISTORICAL
                                               TENET YEAR      HISTORICAL
                                                 ENDED          AMH NINE           TENET          AMH        TENET/AMH
                                                MAY 31,       MONTHS ENDED      ADJUSTMENTS   ADJUSTMENTS     MERGER
                                                  1995      FEBRUARY 28, 1995       (D)           (E)       ADJUSTMENTS
                                               ----------   -----------------   -----------   -----------   -----------
Net operating revenues.......................   $3,318.4        $1,938.3          $(16.6)       $--         $ --
Operating expenses:
  Salaries and benefits......................    1,366.8           716.2            (5.9)
  Supplies...................................      431.5           280.3
  Provision for doubtful accounts............      137.5           138.5            (0.4)
  Other operating expenses...................      759.2           492.6            (6.8)        (73.9)
  Depreciation...............................      164.4            93.9            (0.6)                     (16.9)(f)
  Amortization...............................       30.6            29.5            (0.2)                      17.3(g)
  Restructuring charges......................       36.9         --                (36.9)
                                               ----------       --------        -----------   -----------   -----------
Operating income.............................      391.5           187.3            34.2          73.9         (0.4)
Interest expense, net of capitalized
 portion.....................................     (138.1)         (120.2)          --                         (76.6)(h)
Investment earnings..........................       27.5             2.6           --                          (3.2)(i)
Equity in earnings of unconsolidated
 affiliates..................................       28.4         --                 (0.1)
Minority interest in income of consolidated
 subsidiaries................................       (9.4)           (3.3)            0.4
Net gain (loss) on disposals of facilities
 and long-term investments...................       29.5         --                (29.5)
                                               ----------       --------        -----------   -----------   -----------
Income from continuing operations before
 income taxes................................      329.4            66.4             5.0          73.9        (80.2)
Taxes on income..............................     (135.0)          (41.3)           (2.0)        (18.7)        24.5(j)
                                               ----------       --------        -----------   -----------   -----------
Income from continuing operations............   $  194.4        $   25.1          $  3.0        $ 55.2      $ (55.7)
                                               ----------       --------        -----------   -----------   -----------
                                               ----------       --------        -----------   -----------   -----------
Earnings per common share from continuing
 operations, fully diluted...................   $   1.06
                                               ----------
                                               ----------
Weighted average number of shares
 outstanding, fully diluted (in 000's).......    190,139                                                     24,799(k)
                                               ----------                                                   -----------
                                               ----------                                                   -----------
Ratio of earnings to fixed charges...........        2.7x
                                               ----------
                                               ----------

                                                                              TENET
                                                             GENERAL      INTERNATIONAL
                                                             HOSPITAL      OPERATIONS
                                               TENET/AMH   ACQUISITIONS     DIVESTED       PRO FORMA    PRO FORMA
                                               COMBINED        (A)             (B)        ADJUSTMENTS   COMBINED
                                               ---------   ------------   -------------   -----------   ---------
Net operating revenues.......................  $5,240.1       $370.0         $(203.4)     $ --          $5,406.7
Operating expenses:
  Salaries and benefits......................   2,077.1        170.8           (80.7)                    2,167.2
  Supplies...................................     711.8         85.4           (17.8)                      779.4
  Provision for doubtful accounts............     275.6         23.9            (0.9)                      298.6
  Other operating expenses...................   1,171.1         39.5           (51.1)                    1,159.5
  Depreciation...............................     240.8         26.5           (14.0)      (13.6)(l)       239.7
  Amortization...............................      77.2       --                (1.9)        2.2(m)         77.5
  Restructuring charges......................     --          --              --                           --
                                               ---------      ------      -------------   -----------   ---------
Operating income.............................     686.5         23.9           (37.0)       11.4           684.8
Interest expense, net of capitalized
 portion.....................................    (334.9)        (7.1)            5.8         7.1(n)       (331.3)
                                                                                            24.6(o)
                                                                                           (26.8)(p)
Investment earnings..........................      26.9       --                (0.8)                       26.1
Equity in earnings of unconsolidated
 affiliates..................................      28.3       --                (0.6)                       27.7
Minority interest in income of consolidated
 subsidiaries................................     (12.3)      --                 6.4                        (5.9)
Net gain (loss) on disposals of facilities
 and long-term investments...................     --          --              --                           --
                                               ---------      ------      -------------   -----------   ---------
Income from continuing operations before
 income taxes................................     394.5         16.8           (26.2)       16.3           401.4
Taxes on income..............................    (172.5)                        10.4       (12.9)(q)      (175.0)
                                               ---------      ------      -------------   -----------   ---------
Income from continuing operations............  $  222.0       $ 16.8         $ (15.8)     $  3.4        $  226.4
                                               ---------      ------      -------------   -----------   ---------
                                               ---------      ------      -------------   -----------   ---------
Earnings per common share from continuing
 operations, fully diluted...................                                                           $   1.09
                                                                                                        ---------
                                                                                                        ---------
Weighted average number of shares
 outstanding, fully diluted (in 000's).......                                                            214,938
                                                                                                        ---------
                                                                                                        ---------
Ratio of earnings to fixed charges...........                                                                2.0x
                                                                                                        ---------
                                                                                                        ---------

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The Unaudited Pro Forma Condensed Combined Statement of Operations does not give effect to certain cost savings that may be realized as a result of the Merger, estimated by Tenet management to be approximately $60.0 million annually beginning in fiscal 1996 (before any severance or other costs of implementing such efficiencies). The anticipated savings are based on estimates and assumptions made by Tenet that are inherently uncertain, though considered reasonable by Tenet, and are subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of management. There can be no assurance that such savings, if any, will be achieved.

    The Unaudited Pro Forma Condensed Combined Statement of Operations also does not give effect to Vencor's acquisition of Hillhaven. On September 28, 1995, Vencor acquired Hillhaven pursuant to a transaction approved by the shareholders of each of Vencor and Hillhaven on September 27, 1995. As a result of the transaction, Tenet's Hillhaven shares were exchanged for 8,301,067 shares of Vencor common stock. The proceeds from the redemption of the Hillhaven Series C Preferred Stock and Hillhaven Series D Preferred Stock were applied to repay the secured bank loans under the Company's Credit Agreement. See "Business--Investments."

    The adjustments to arrive at the Unaudited Pro Forma Condensed Combined Financial Statements are as follows:

           To  reflect the acquisitions of  certain assets and liabilities  of Mercy+Baptist and of
           Providence under the purchase method of accounting. The assets acquired and  liabilities assumed in these transactions are recorded at their estimated fair values. The excess of the  aggregate purchase price of $302.9 million (including the purchase or assumption of working capital) over  the estimated fair  values of  the net assets  acquired is  $88.9 million,  which  will  be  amortized  on  a  straight-line  basis  over  40  years.  The
(a)        acquisitions of  Mercy+Baptist and  Providence  were financed  using  a portion  of  the
           Company's Senior Revolving Debt.
           To  reflect  the  divestiture of  the  Company's  Mount Elizabeth  Hospital,  East Shore
           Hospital and related  healthcare businesses  in Singapore  as well  as the  sale of  the
           Company's  holdings  in Malaysia  and the  expected  sale of  the Company's  holdings in
           Australia and Thailand. These holdings are classified as assets held for sale at May 31,
           1995. The Company expects to realize  aggregate net cash consideration of  approximately
           $337.3  million before taxes in  connection with these divestitures,  resulting in a net gain of approximately  $89.1 million  after income  taxes and  other divestiture  costs.
           Pursuant  to  the terms  of  the Credit  Agreement,  75% of  the  net proceeds  from the divestiture of these assets must  be applied to the prepayment  of the Senior Term  Debt and  the balance  applied to  reduce the amount  outstanding under  the Company's Senior
           Revolving Debt. In  fiscal 1995, the  divested international operations  of the  Company generated  net  operating  revenues and  EBITDA  of  $203.4 million  and  $52.9 million, respectively. In  fiscal 1994,  these operations  generated net  operating revenues  and
(b)        EBITDA  of $175.2 million and $46.3  million, respectively. Capital expenditures related to these operations were $50.0 million in fiscal 1995 and $28.7 million in fiscal 1994.
           Reflects the  consummation of  this Offering  and the  application of  the net  proceeds
(c)        therefrom as described under "Use of Proceeds."
           To  adjust the results  of operations of  Tenet to reflect  (i) the August  1994 sale of approximately 75% of  the common  stock of TRC;  (ii) the  elimination of  restructuring charges  recorded by Tenet of $36.9 million;  and (iii) the elimination of non-recurring
(d)        gains on disposals of  facilities and long-term investments  recorded by Tenet of  $29.5 million.
           To  eliminate  non-recurring  costs  recorded  by AMH  in  connection  with  the Merger,
(e)        principally related to the  buy-out of employee stock  options, employee benefit  costs, and professional fees.

(f)        To  adjust  AMH depreciation  expense for  the nine  months ended  February 28,  1995 as follows:
             To reflect  additional  depreciation  on the  stepped-up  values  of  AMH's
               buildings and equipment..................................................  $     2.3
             To  conform  the  estimated  useful lives  of  the  acquired  buildings and
               equipment to the lives used by Tenet.....................................      (19.2)
                                                                                          ---------
               Net decrease in depreciation expense.....................................  $   (16.9)
                                                                                          ---------
                                                                                          ---------
           To reflect amortization of the excess of the purchase price of AMH over the fair  values
(g)        of the net assets acquired using the straight-line method over 40 years.
           To  adjust interest expense, including the amortization of deferred financing costs over
(h)        the term of the related  indebtedness, for the nine months  ended February 28, 1995,  as follows:
             To  reflect pro  forma interest  expense related  to the  February 28, 1995
               credit facility and the Senior Notes and the Senior Subordinated Notes...  $   203.1
             To reduce  interest expense  to  give effect  to  the refinancing  and  the
               repayment of certain indebtedness in connection with the Merger..........     (124.4)
             To reduce interest expense to reflect the amortization of the adjustment to
               fair value of AMH indebtedness not refinanced............................       (2.1)
                                                                                          ---------
               Net increase in interest expense.........................................  $    76.6
                                                                                          ---------
                                                                                          ---------
           To  reflect an estimated reduction of interest income related to a lower balance of cash
(i)        and cash equivalents available for investment.
           To reflect income taxes at an assumed rate of 39% on the pro forma adjustments described
(j)        in (f), (h) and (i) above. Amortization of goodwill in the Merger is not deductible  for tax purposes.
           Represents   the  additional  weighted  average  common  shares  that  would  have  been
(k)        outstanding upon consummation of the Merger.
           To adjust depreciation expense  for the year  ended May 31, 1995  on the estimated  fair value of the buildings and equipment acquired in the purchase of Mercy+Baptist and to be acquired in the purchase of Providence, and to conform the estimated useful lives of the
(l)        acquired buildings and equipment to those used by Tenet.
           To  reflect the amortization  of the excess  of the purchase  price of Mercy+Baptist and
(m)        Providence over  the  estimated  fair values  of  the  net assets  acquired,  using  the straight-line method over 40 years.
           To  reflect the elimination of historical interest expense incurred by Mercy+Baptist and
(n)        by Providence in connection with indebtedness not assumed by Tenet.
           To reflect the reduction in interest expense due to the use of the net proceeds from the sale of certain of  the Company's international  assets, as described  in (b) above,  to
(o)        repay secured bank loans under its Credit Agreement.
           To  reflect interest expense on borrowings under  the Senior Revolving Debt necessary to
(p)        finance the  acquisitions  of  Mercy+Baptist  and of  Providence,  and  to  reflect  the consummation of this Offering.
           To reflect income taxes at an assumed rate of 39% on the pro forma adjustments described
(q)        in (a), (l), (m), (n), (o) and (p) above.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

    The following tables set forth selected historical financial data and other operating information for Tenet for each of the fiscal years in the five-year period ended May 31, 1995. The selected financial information for each of the five annual periods has been derived from the Consolidated Financial Statements, which have been audited by KPMG Peat Marwick LLP, independent auditors for Tenet, and from the underlying accounting records. The report of KPMG Peat Marwick LLP covering the Consolidated Financial Statements refers to a change in the method of accounting for income taxes in 1994.

    All information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis" and with the Consolidated Financial Statements and related notes included herein. Certain amounts derived from the consolidated statements of operations have been reclassified to conform with the presentation below.

                                                                                               YEARS ENDED MAY 31,
                                                                              -----------------------------------------------------
                                                                                1991       1992      1993(1)    1994(2)     1995
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                                          (DOLLARS IN MILLIONS, EXCEPT
                                                                                          PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA: (3)
Net operating revenues......................................................  $ 2,604.6  $ 2,934.3  $ 3,178.2  $ 2,943.2  $ 3,318.4
Operating expenses:
  Salaries and benefits.....................................................    1,157.7    1,328.1    1,464.8    1,293.4    1,366.8
  Supplies..................................................................      252.8      318.9      349.2      339.4      431.5
  Provision for doubtful accounts...........................................      133.7      123.1      114.6      107.0      137.5
  Other operating expenses..................................................      596.2      616.5      689.1      666.5      759.2
  Depreciation..............................................................      108.9      122.4      141.8      142.7      164.4
  Amortization..............................................................       16.2       18.4       18.6       18.1       30.6
  Restructuring charges (4).................................................     --           17.9       51.6       77.0       36.9
                                                                              ---------  ---------  ---------  ---------  ---------
Operating income............................................................      339.1      389.0      348.5      299.1      391.5
Interest, net of capitalized portion........................................     (123.9)     (89.4)     (75.3)     (70.0)    (138.1)
Investment earnings.........................................................       29.1       28.7       21.1       27.7       27.5
Equity in earnings of unconsolidated affiliates.............................        5.3        6.7       12.5       23.8       28.4
Minority interest expense...................................................       (4.4)      (6.8)     (10.0)      (8.2)      (9.4)
Net gain/(loss) on disposals of facilities, long-term investments and
 subsidiary's common stock..................................................       (0.1)      31.0      121.8       87.5       29.5
                                                                              ---------  ---------  ---------  ---------  ---------
Income from continuing operations before income taxes.......................      245.1      359.2      418.6      359.9      329.4
Taxes on income.............................................................     (100.0)    (141.0)    (155.0)    (144.0)    (135.0)
                                                                              ---------  ---------  ---------  ---------  ---------
Income from continuing operations...........................................  $   145.1  $   218.2  $   263.6  $   215.9  $   194.4
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------  ---------
Earnings per common share from continuing operations, fully diluted.........  $    0.87  $    1.19  $    1.49  $    1.23  $    1.06
Cash dividends per common share.............................................  $    0.40  $    0.46  $    0.48  $    0.12     --
Ratio of earnings to fixed charges (5)......................................        2.3x       3.5x       4.3x       4.2x       2.7x
BALANCE SHEET DATA:
Working capital (deficit)...................................................  $   346.0  $   223.9  $   155.9  $  (196.3) $   267.1
Total assets................................................................    4,060.2    4,236.4    4,173.4    3,697.0    7,918.4
Long-term debt, excluding current portion...................................    1,140.4    1,066.2      892.4      223.1    3,273.4
Shareholders' equity........................................................    1,762.3    1,674.0    1,752.1    1,319.9    1,986.1

------------------------------
(1) Results of operations for periods prior to April 1993 include, on a consolidated basis, the results of Westminster, the ownership of which was reduced from approximately 90% to approximately 42% in April 1993 through a public offering of Westminster common stock.
(2) Results of operations for the periods presented include the results, through the respective dates of sale, of 29 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics sold in fiscal 1994, 23 long-term care facilities sold to Hillhaven in fiscal 1994 and TRC, in which Tenet sold an approximately 75% interest in August 1994.
(3) Results of operations for all periods presented exclude Tenet's psychiatric division, which was discontinued as of November 30, 1993, but include other divested businesses through the date of their divestiture that were not classified as discontinued operations.
(4) The restructuring charge for 1995 primarily consists of severance payments and outplacement services for involuntarily terminated former NME employees and other related costs in connection with the relocation of substantially all of the Company's hospital support activities located in Southern California and Florida to Dallas, Texas in connection with the Merger. The restructuring charge for 1994 relates to a plan initiated by Tenet in April 1994 to significantly decrease overhead costs by reducing corporate and division staffing levels and selling the corporate headquarters building. In fiscal 1992 and fiscal 1993, the restructuring charges related to the combination of Tenet's rehabilitation hospital division into its general hospital division, a corporate overhead reduction program begun in April 1993, and severance costs incurred in connection with a change in senior executive management.
(5) The ratio of earnings to fixed charges is calculated by dividing income from continuing operations before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense, including amortization of financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THE MERGER

    On March 1, 1995, in a transaction accounted for as a purchase, the Company acquired AMH for $1.5 billion in cash and 33.2 million shares of the Company's common stock valued at $488 million. In connection with the Merger, the Company also repaid $1.8 billion of AMH and Tenet debt. The Merger and debt retirements were financed by the Credit Agreement and the public issuance of $1.2 billion in new debt securities.

    Prior to the Merger, the Company operated 33 domestic general hospitals with 6,620 licensed beds in six states, seven skilled nursing facilities, six rehabilitation hospitals and four psychiatric hospitals located on or near general hospital campuses. Through its international hospital division, the Company operated 13 general hospitals in Australia, Malaysia, Singapore and Spain with a total of 1,693 licensed beds. With the Merger, the Company acquired 37 domestic general hospitals with 8,831 beds, bringing its domestic general hospital complement to 70 hospitals with 15,451 licensed beds in thirteen states. The acquisition also included a psychiatric hospital, ancillary facilities at or nearby many of AMH's hospitals, including outpatient surgery centers, rehabilitation units, long-term-care facilities, home healthcare programs, and ambulatory, occupational and rural healthcare clinics.

    Management believes that the transaction has strengthened the Company in its existing markets and enhanced its ability to deliver quality, cost-effective healthcare services in new markets. The consolidation of the two companies is expected to result in certain cost savings, currently estimated to amount to approximately $60.0 million beginning in the fiscal year ending May 31, 1996. The $60.0 million estimate is before any severance or other costs of implementing certain efficiencies. These savings are expected to be realized through the elimination of duplicate corporate overhead expenses, reduced supplies expense through the incorporation of the acquired facilities into the Company's existing group purchasing program, and improved collection of the acquired AMH facilities' accounts receivable.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity is derived principally from the cash proceeds of operating activities, anticipated disposals of assets and investments, and realization of tax benefits associated with losses on sales of facilities and expenditures related to the discontinued psychiatric hospital businesses. This liquidity, along with the availability of credit under the Credit Agreement, is believed to be adequate to meet debt service requirements and to finance planned capital expenditures, acquisitions and other known operating needs, including resolution of the unusual legal proceedings referred to herein.

    The Company's strategy includes the pursuit of growth through joint ventures, including the development of integrated healthcare systems in certain strategic markets, hospital acquisitions and physician practice acquisitions. All or portions of this growth may be financed through available credit under the Credit Agreement or, depending on capital market conditions, the sale of additional debt or equity securities or other bank borrowings. The Company's unused borrowing capacity under the Credit Agreement was $326.0 million as of May 31, 1995.

    During 1995 net cash provided by operating activities was $420.0 million before expenditures of $427.5 million related to restructuring charges and the discontinued psychiatric hospital business. Corresponding figures for 1994 were $465.9 million and $318.6 million, respectively. In 1993 they were $494.0 million and $96.0 million, respectively.

    Management believes that patient volumes, cash flows and operating results at the Company's principal healthcare businesses, particularly those owned and operated by the Company prior to the Merger, have been adversely affected by the legal proceedings and investigations related primarily to the Company's former psychiatric business. See Note 8B to the Consolidated Financial Statements. The most significant of these matters were resolved last year. The Company has recorded reserves for the remaining legal proceedings not yet settled as of May 31, 1995, and an estimate of the legal fees related to these matters to be incurred subsequently, totaling approximately $75.7 million, of which $59.6 million is expected to be paid within one year. These reserves represent management's estimates of the net costs of the disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates.

    Proceeds from the sales of facilities, investments and other assets were $172.0 million during 1995, compared with $569.0 million during 1994 and $69.8 million in 1993. In June 1995, the Company sold two hospitals and related businesses in Singapore for $243.3 million. In addition, the buyer assumed approximately $78.3 million in debt. See Note 18 to the Consolidated Financial Statements. The net proceeds were used to pay off secured bank loans under the Company's Credit Agreement. During fiscal 1996, the Company has received $91.8 million from the redemption of its Hillhaven Series C Preferred Stock and Series D Preferred Stock, $12.0 million from the sale of its holdings in Malaysia, and expects to receive an aggregate of approximately $82.0 million from the sale of its holdings in Australia and Thailand. In addition, the Company is continuing to evaluate other opportunities to monetize other investments and certain other assets.

    The Company's cash and cash equivalents at May 31, 1995 were $155.0 million, a decrease of $158.2 million over May 31, 1994. The decrease includes the effects of expenditures amounting to $379.8 million during fiscal 1995 relating to the resolution of unusual legal proceedings and government investigations related to the discontinued psychiatric business. Working capital at May 31,
1995 was $267.1 million, compared with a working capital deficit of $196.3 million at May 31, 1994 and working capital of $155.9 million at May 31, 1993. The principal reason for the decline in working capital in 1994 was the fiscal 1994 increase in the current portion of long-term debt to $544.5 million due to notes maturing in April 1995 and a $392.6 million increase in current reserves for discontinued operations and restructuring charges.


    Cash payments for property and equipment were $263.6 million in 1995, compared with $184.8 million in 1994 and $319 million in 1993. Capital expenditures for the Company, before any significant acquisitions of facilities, are expected to be approximately $400 million per year for each of the next three years. The estimated cost to complete major approved construction projects is approximately $157.5 million, all of which is related to expansion, improvement and equipping domestic hospital facilities, and a significant portion of which is expected to be spent over the next three years. In August 1995, the Company acquired Mercy+Baptist and in September 1995 the Company acquired Providence. The aggregate cash consideration for these transactions was $302.9 million (including the purchase or assumption of working capital). The Company intends to continue to invest in existing and new facilities.


    The Credit Agreement and debt securities have affirmative, negative and financial covenants with which the Company must comply. These covenants include, among other requirements, limitations on borrowings and guarantees, liens, investments, dividends and assets sales, and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge ratios.

RESULTS OF OPERATIONS

    Income from continuing operations before income taxes was $329.4 million in 1995, compared with $359.9 million and $418.6 million in 1994 and 1993, respectively. The most significant transactions affecting the results of continuing operations were (i) the Merger; (ii) the financing of the Merger, which will add more than $250 million annually in interest expense; and (iii) a series of divestitures during fiscal 1993, 1994 and 1995, including the sale of all but six of the Company's rehabilitation hospitals and related outpatient clinics in January and March of 1994, the sales of majority interests in two non-hospital subsidiaries, and the sale to Hillhaven of all but seven of the Company's long-term care facilities, all of which had been leased to Hillhaven. Other unusual pretax items relating to restructuring charges and gains or losses on asset sales are shown below:

                                                                                    1993       1994       1995
                                                                                  ---------  ---------  ---------
                                                                                           (IN MILLIONS)
Gain (loss) on sales of facilities and long-term investments....................  $    92.8  $    87.5  $    (2.5)
Gains on sales of subsidiaries' common stock....................................       29.0         --       32.0
Restructuring charges...........................................................      (51.6)     (77.0)     (36.9)
                                                                                  ---------  ---------  ---------
Net unusual pretax items (after tax--$0.30 fully diluted per share in 1993,
 $0.04 in 1994 and $0.03 in 1995)...............................................  $    70.2  $    10.5  $    (7.4)
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

    Excluding the unusual items as shown in the table above, income from continuing operations before income taxes would have been $348.4 million in 1993, $349.4 million in 1994 and $336.8 million in 1995.

    The following is a summary of continuing operations for the past three fiscal years:

                                                      1993       1994       1995       1993       1994       1995
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                         (DOLLARS IN MILLIONS)             (PERCENTAGE OF NET
                                                                                           OPERATING REVENUES)
STATEMENT OF OPERATIONS DATA:
Net operating revenues:
  Domestic general hospitals......................  $ 2,112.9  $ 2,133.3  $ 2,776.8       66.5%      72.5%      83.7%
  Other domestic operations (1)...................      271.9      275.3      310.6        8.5        9.3        9.3
  International operations........................      162.4      175.4      214.4        5.1        6.0        6.5
  Divested operations (2).........................      631.0      359.2       16.6       19.9       12.2        0.5
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Net operating revenues............................    3,178.2    2,943.2    3,318.4      100.0      100.0      100.0
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Salaries and benefits...........................   (1,464.8)  (1,293.4)  (1,366.8)      46.1       43.9       41.2
  Supplies........................................     (349.2)    (339.4)    (431.5)      11.0       11.5       13.0
  Provision for doubtful accounts.................     (114.6)    (107.0)    (137.5)       3.6        3.6        4.1
  Other operating expenses........................     (689.1)    (666.5)    (759.2)      21.7       22.7       22.9
  Depreciation....................................     (141.8)    (142.7)    (164.4)       4.4        4.9        5.0
  Amortization....................................      (18.6)     (18.1)     (30.6)       0.6        0.6        0.9
  Restructuring charges...........................      (51.6)     (77.0)     (36.9)       1.6        2.6        1.1
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Operating income..................................  $   348.5  $   299.1  $   391.5       11.0%      10.2%      11.8%
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------
EBITDA (3)........................................  $   560.5  $   536.9  $   623.4
EBITDA margin (3).................................       17.6%      18.2%      18.8%
Capital expenditures..............................  $   318.6  $   184.8  $   263.6

------------------------
(1) Net operating revenues of other domestic operations consist primarily of revenues from (i) the Company's rehabilitation hospitals, long-term-care facilities and psychiatric hospitals that are located on or near the same campuses as the Company's general hospitals; (ii) healthcare joint ventures operated by the Company; (iii) subsidiaries of the Company offering health maintenance organizations, preferred provider organizations and indemnity products; and (iv) revenues earned by the Company in consideration of the guarantees of certain indebtedness and leases of Hillhaven and other third parties.
(2) Net operating revenues of divested operations consist of revenues from (i) TRC prior to the August 1994 sale of the Company's approximately 75% equity interest; (ii) 29 rehabilitation hospitals and 45 related satellite outpatient clinics prior to their sales in January and March of 1994; (iii) 85 long-term care facilities prior to their sales to Hillhaven in fiscal 1993 and 1994; and (iv) Westminster prior to the April 1993 public offering of common stock that reduced the Company's equity interest in Westminster from approximately 90% to approximately 42%.
(3) EBITDA represents operating income before depreciation, amortization and restructuring charges. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs.

    Net operating revenues were $3.3 billion in 1995, compared with $2.9 billion in 1994 and $3.2 billion in 1993. The current year includes revenues attributable to facilities acquired in the Merger for the three months ended May 31, 1995. The prior two years include revenues of $359.2 million and $631.0 million, respectively, from the sold rehabilitation hospitals and the other divestitures mentioned above through the date of divestiture.

    Operating income increased 30.9% to $391.5 million in 1995 from $299.1 million in 1994 and $348.5 million in 1993. The operating income margin increased to 11.8% from 10.2% in 1994 and 11.0% in 1993. The increase in the operating margin is primarily due to effective cost-control programs in the hospitals and the sale of the rehabilitation hospitals that, as a whole, had lower margins than the general hospitals.

    Net operating revenues from the Company's domestic general hospital operations increased 33% to $2.8 billion in 1995, compared with $2.1 billion in both 1994 and 1993. Excluding net operating revenues from the facilities acquired in the Merger, net operating revenues for the Company's domestic general hospitals would have remained relatively flat as less intensive services continue to shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technological improvements and continued pressures by payors to reduce admissions and lengths of stay.

    The Company continues to experience an increase in Medicare revenues as a percentage of total patient revenues. The Medicare program accounted for approximately 39% of the net patient revenues of the domestic general hospitals in 1995 and 36% and 34% in 1994 and 1993, respectively. Historically, rates paid under Medicare's prospective payment system for inpatient services have increased, but such increases have been less than cost increases. Payments for Medicare outpatient services are presently cost reimbursed, but there are pending certain proposed regulations that would convert reimbursement to a prospective payment system. Medicaid programs in certain states in which the Company operates also are undergoing changes that will result in reduced payments to hospitals. Pressures to control healthcare costs have resulted in an increase in the percentage of managed care payors. The Company anticipates that its managed care business will increase in the future.

    The patient volumes and net operating revenues of the Company's domestic general hospitals are subject to seasonal variations caused by a number of factors, including but not necessarily limited to, seasonal cycles of illness, climate and weather conditions, vacation patterns of both hospital patients and admitting physicians, and other factors relating to the timing of elective hospital procedures.

    The table below sets forth certain selected operating statistics for the Company's domestic general hospitals:

                                                                                                    INCREASE
                                                                                                   (DECREASE)
                                                                                                     1994 TO
                                                            1993          1994          1995          1995
                                                        ------------  ------------  ------------  -------------
Domestic general hospital operating data:
  Number of hospitals (at end of period)..............            35            35            70         35
  Licensed beds (at end of period)....................         6,818         6,873        15,622      127.3%
  Net inpatient revenues (in millions)................  $    1,529.5  $    1,568.4  $    1,937.9       23.6%
  Net outpatient revenues (in millions)...............  $      534.7  $      557.2  $      786.3       41.1%
  Admissions..........................................       210,669       207,868       267,868       28.9%
  Equivalent admissions...............................       274,216       271,004       358,664       32.3%
  Average length of stay..............................           5.6           5.6           5.6         --
  Patient days........................................     1,187,181     1,154,030     1,507,865       30.7%
  Equivalent patient days.............................     1,537,913     1,493,314     1,997,508       33.8%
  Net inpatient revenues per patient day..............  $      1,288  $      1,359  $      1,285       (5.4%)
  Utilization of licensed beds........................          47.8%         46.8%         46.4%      (0.4%)*
  Outpatient visits...................................     1,473,294     1,472,258     2,293,586       55.8%

------------------------
* The % change is the difference between the 1995 and 1994 percentages shown.

    The general hospital industry in the United States and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization continues to be negatively affected by payor-required pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Increased competition, admission constraints and payor pressures are expected to continue. Another factor impacting operating results is the slow recovery of the California economy from a recent recession. At May 31, 1995, 26% of the Company's domestic general hospital beds were in California.

    Allowances and discounts are expected to continue to rise because of increasing cost controls by government and group health payors and because the percentage of business from managed care programs (and related discounts) continues to grow. The Company has been implementing various cost-control programs focused on reducing operating costs. The Company's general hospitals have been improving operating margins in a very competitive environment, due in large part to enhanced cost controls and efficiencies being achieved throughout the Company.

    Net operating revenues from the Company's other domestic operations increased 12.8% to $310.6 million in 1995, compared with $275.3 million in 1994 and $271.9 million in 1993. This increase primarily reflects continued growth of National Health Plans, the Company's HMO and insurance subsidiary, to approximately 57,000 HMO members at May 31, 1995, compared with approximately 40,000 members at May 31, 1994.

    Net operating revenues from the Company's international operations increased 22.2% to $214.4 million in 1995, compared with $175.4 million in 1994 and $162.4 million in 1993. This increase is principally attributable to a 17.4% increase in net operating revenues of AME and a 13.8% increase in the net operating revenues of the Company's two hospitals in Singapore. In addition, Centro Medico Teknon in Barcelona, Spain was opened in February 1994 and became a wholly owned subsidiary in June 1994 when the Company acquired its partner's 50% interest.


    On June 28, 1995, the Company sold the two hospitals it owned and operated in Singapore and on October 3, 1995 the Company sold its 30% interest in a hospital in Malaysia. In addition, the Company has announced agreements to sell its holdings in Thailand and Australia. See "Business -- International Operations." Net operating revenues and operating profits from the facilities sold and to be sold were $203.4 million and $37.0 million, respectively, in the year ended May 31, 1995.


    Operating expenses, which include salaries and benefits, supplies, provision for doubtful accounts, depreciation and amortization, restructuring charges and other operating expenses, were $2.9 billion in 1995, $2.6 billion in 1994 and $2.8 billion in 1993. Operating expenses for the current year include three months of operating expenses from the facilities acquired in the Merger. Prior-year periods include the operating expenses of the divested operations, as discussed above, and to that extent, the current year and prior-year periods are not comparable.

    Salaries and benefits expense as a percentage of net operating revenues was 41.2% in 1995, 43.9% in 1994 and 46.1% in 1993. The improvement in 1995 is primarily attributable to the Merger, and in 1994 to the divested operations and a reduction in corporate and divisional staffing levels.

    Supplies expense as a percentage of net operating revenues was 13.0% in 1995, 11.5% in 1994 and 11.0% in 1993. Most of this change in 1995 is due to the facilities acquired in the Merger. The prior-year change was largely due to the sales of the rehabilitation hospitals, which were less supplies-intensive than are general hospitals.

    The provision for doubtful accounts as a percentage of net operating revenues was 4.1% in 1995 and 3.6% in both 1994 and 1993. The increase is primarily attributable to the facilities acquired in the Merger. Excluding the net operating revenues and operating expenses of the AMH facilities, the provision for doubtful accounts as a percentage of net operating revenues would have been 3.7% in 1995. The Company has been able to control the provision for doubtful accounts through continued improvement of follow-up collection systems, through investment in an electronic claims processing network and through the continued consolidation of hospital business office functions.

    Other operating expenses as a percentage of net operating revenues were 22.9% in 1995, 22.7% in 1994 and 21.7% in 1993.

    Depreciation and amortization expense as a percentage of net operating revenues were 5.9% in 1995, 5.5% in 1994 and 5.0% in 1993. The increase in 1995 is primarily due to the Merger. Goodwill amortization is expected to be at least $62.5 million annually, based on the amount of goodwill related to the Merger recorded as of May 31, 1995.

    Interest expense, net of capitalized interest, was $138.1 million in 1995, compared with $70.0 million in 1994 and $75.3 million in 1993. All of the increase between 1994 and 1995 was due to the acquisition of AMH and the $3.5 billion of new notes and bank loans used to finance the acquisition and retire debt in connection with the Merger.

    Investment earnings were $27.5 million in 1995, $27.7 million in 1994 and $21.1 million in 1993, and were derived primarily from notes receivable and investments in short-term debt securities.


    Equity in earnings of unconsolidated affiliates was $28.4 million in 1995, $23.8 million in 1994 and $12.5 million in 1993. The increases are due to an increase in the Company's ownership of Hillhaven from approximately 14% to approximately 33% during fiscal 1994. By the end of fiscal 1995, the Company's ownership had been reduced to approximately 26% as a result of the issuance by Hillhaven of additional stock in connection with acquisitions. See Note 14 to the Consolidated Financial Statements. On September 28, 1995, Vencor acquired Hillhaven pursuant to a transaction approved by the shareholders of each of Vencor and Hillhaven on September 27, 1995. As a result of the transaction, Tenet's Hillhaven shares were exchanged for 8,301,067 shares of Vencor common stock (based on an exchange ratio of 0.935 Vencor shares for each Hillhaven share). Under the equity method of accounting, Tenet recognized equity in the earnings of Hillhaven in the amount of $16.0 million in fiscal 1995 as a result of Tenet's approximately 26% ownership interest in Hillhaven. Because Tenet owns less than 20% of Vencor's common stock, Tenet cannot use the equity method to account for its investment in Vencor and thus will not recognize its share of Vencor's earnings in its consolidated income statement.


    Minority interest in income of consolidated subsidiaries represents outside shareholders' interests in consolidated, but not wholly owned, subsidiaries of the Company, and, at May 31, 1995, consists primarily of the approximately 48% minority shareholders' interest in AME. Minority interest expense was $9.4 million in 1995, $8.2 million in 1994 and $10.0 million in 1993.

    Taxes on income as a percentage of pretax income from continuing operations were 41% in 1995, 40% in 1994 and 37% in 1993. The Company expects the effective tax rate to increase further in 1996, primarily due to the additional amortization of goodwill resulting from the Merger. Such amortization expense is a noncash charge but provides no income tax benefits.

    The Company believes that inflation does not have a significant impact on its earnings, except when Medicare and Medicaid rate increases are inadequate in relation to rising costs and when other payors also implement programs to control their healthcare costs.

    The information contained in this section should be reviewed in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and related Notes.

BUSINESS OUTLOOK

    Because of intense national, state and private industry efforts to reform the healthcare delivery and payment systems in this country, the healthcare industry as a whole faces increased uncertainty. While the Company is unable to predict which, if any, proposals for healthcare reform will be adopted, it continues to monitor their progress and analyze their potential impacts in order to formulate its future business strategies.

    The challenge facing the Company and the healthcare industry is to continue to provide quality patient care in an environment of rising costs, strong competition for patients, and a general reduction of reimbursement by both private and government payors.

                                    BUSINESS

GENERAL

    Tenet is a leading investor-owned healthcare company that operates general hospitals and related healthcare facilities serving primarily urban areas in 13 states and holds investments in other healthcare companies. At May 31, 1995, Tenet operated 70 domestic general hospitals, with a total of 15,451 licensed beds, located in Alabama, Arkansas, California, Florida, Georgia, Indiana, Louisiana, Missouri, Nebraska, North Carolina, South Carolina, Tennessee and Texas. Tenet grew from an operator of 35 general hospitals at May 31, 1994, to an operator of 70 general hospitals and related healthcare facilities at May 31, 1995, through its acquisition of AMH. That acquisition was accomplished on March 1, 1995, when a subsidiary of Tenet was merged into AMH, leaving AMH as a wholly owned subsidiary of Tenet. See "Management's Discussion and Analysis--The Merger".

    At May 31, 1995, Tenet also operated the Campus Rehabilitation Facilities, the Campus Long-Term Care Facilities and the Campus Psychiatric Facilities, located on the same campus as, or nearby, Tenet's general hospitals and various ancillary healthcare operations. See "--Domestic General Hospitals."

    At May 31, 1995, Tenet operated 13 general hospitals in Australia, Malaysia, Singapore and Spain, with a total of 1,693 licensed beds. Tenet has sold its two Singapore hospitals, which together had 650 licensed beds, and is in the process of selling certain of its other international operations. See "--International Operations."

    At May 31, 1995, Tenet held investments in the following other healthcare companies: (i) an approximately 26% voting interest in Hillhaven, a publicly traded company listed on the NYSE that operated 287 long-term care facilities, 57 pharmacies and 19 retirement housing communities in the United States at May 31, 1995, (ii) an approximately 42% interest in Westminster, a publicly traded company listed on the London Stock Exchange that operated 69 long-term care facilities and was the second-largest long-term care provider in the United Kingdom at May 31, 1995, (iii) an approximately 20% voting interest in TRC which operated 57 free-standing kidney dialysis units in 10 states at May 31, 1995, and (iv) an approximately 23% interest in HCPP, a partnership originally formed by the Company and Health Care Property Investors, Inc. See "--Investments." On September 28, 1995, Vencor acquired Hillhaven pursuant to a transaction approved by the shareholders of each of Vencor and Hillhaven on September 27, 1995. As a result of the transaction, Tenet's Hillhaven shares were exchanged for 8,301,067 shares of Vencor common stock. The Company is exploring means by which it could monetize its investment in Vencor. See "Recent Developments."

BUSINESS STRATEGY

    The Company's strategic objective is to provide quality, cost-effective healthcare services in selected geographic areas. Tenet believes that competition among healthcare providers occurs primarily at the local level. Accordingly, the Company tailors its local strategies to address the specific competitive characteristics of each geographic area in which it operates, including the number of facilities operated by Tenet, the nature and structure of physician practices and physician groups, the extent of managed care penetration, the number and size of competitors and the demographic characteristics of the area. Key elements of the Company's strategy are:

    - to develop integrated healthcare delivery systems by coordinating the operations and services of the Company's facilities with other hospitals and ancillary care providers and through alliances with physicians and physician groups;

    - to reduce costs through enhanced operating efficiencies while improving the quality of care provided;

    - to develop and maintain its strong relationships with physicians and generally to foster a physician-friendly culture;

    - to enter into discounted fee for service arrangements, capitated contracts and other managed care contracts with third party payors; and

    - to acquire hospitals, groups of hospitals, other healthcare businesses, ancillary healthcare providers, physician practices and physician practice assets where appropriate to accelerate the development of quality, cost-effective integrated healthcare delivery systems.

DOMESTIC GENERAL HOSPITALS

    All of Tenet's general hospital and other healthcare operations are conducted through NME Hospitals, Inc., AMH and various other subsidiaries and affiliates. At May 31, 1995, Tenet's subsidiaries and affiliates operated 70 general hospitals (15,451 beds) serving primarily urban areas in 13 states. Of those hospitals, 54 are owned (including one owned facility that is on leased land) and 16 are owned by and leased from others (including two leased from
HCPP).


    In August 1995, Tenet acquired for approximately $222.6 million (excluding the purchase or assumption of working capital) in cash Mercy+Baptist, a not-for-profit system of two general-hospitals with an aggregate of 759 licensed beds located in New Orleans, Louisiana, and a related physician practice. The Company utilized a portion of its Senior Revolving Debt to finance this acquisition. In September 1995, the Company acquired for approximately $115.0 million (excluding the purchase or assumption of working capital) Providence, a not-for-profit general hospital located in El Paso, Texas. Providence is licensed for 471 general hospital beds (34 of which may be used as skilled nursing beds) and is licensed for 30 additional rehabilitation and sub-acute care beds. The Company utilized a portion of its Senior Revolving Debt to finance these acquisitions.


    In August 1995, Tenet entered into an agreement with the Cleveland Clinic Florida to develop a new 150-bed general hospital in western Broward County, Florida. In July 1995, Tenet acquired a one-third interest in St. Clair Hospital, a not-for-profit general hospital with 82 licensed beds located outside of Birmingham, Alabama. In June 1995, the Company also announced the signing of a letter of intent to participate in a joint venture to acquire the 104-bed not-for-profit Methodist Hospital of Jonesboro, a general hospital in Jonesboro, Arkansas. The parties currently are negotiating the terms of that transaction. While management considers these transactions to be strategically important, the aggregate capital commitment is not expected to exceed $110.0 million.

    Each of Tenet's general hospitals offers acute care services and generally offers fully equipped operating and recovery rooms, radiology services, intensive care and coronary care nursing units, pharmacies, clinical laboratories, respiratory therapy services, physical therapy services and outpatient facilities. A number of the hospitals also offer tertiary care services such as open heart surgery, neonatal intensive care, neurosciences, orthopedics services and oncology services and two of the hospitals, USC University Hospital and Sierra Medical Center, offer quarternary care in such areas as heart, lung, liver and kidney transplants and gamma knife brain surgery. With the exception of one general hospital that has not sought to be accredited, each of the Company's facilities that is eligible for accreditation is fully accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), the Commission on Accreditation of Rehabilitation Facilities ("CARF") (in the case of the Campus Rehabilitation Hospitals) or another appropriate accreditation agency, which accreditation generally is required for participation in government payment programs.

    Technological developments permitting more procedures to be performed on an outpatient basis, in conjunction with pressures to contain healthcare costs, have led to a shift from inpatient care to ambulatory or outpatient care. Tenet has responded to this trend by enhancing its hospitals' outpatient service capabilities, including (i) establishing freestanding outpatient surgery centers at or near certain of its hospital facilities, (ii) reconfiguring certain hospitals to more effectively accommodate outpatient treatment, by, among other things, providing more convenient registration procedures and dedicated entrances, and (iii) restructuring existing surgical capacity to allow a greater number and range of procedures to be performed on an outpatient basis. Tenet's facilities will continue to emphasize those outpatient services that can be provided on a cost-effective basis and which the Company believes will experience increased demand.

    In addition, inpatient care is continuing to move from acute care to sub-acute care. Tenet has been proactive in the development of a variety of sub-acute inpatient services to utilize a portion of its unused capacity, thereby retaining a larger share of overall healthcare expenditures. By offering cost-effective ancillary services in appropriate circumstances, Tenet is able to provide a continuum of care where the demand for such services exists. For example, in certain hospitals the Company has developed transitional care units and pediatric, rehabilitation and long-term care sub-acute units. Such units utilize less intensive staffing levels to provide the range of services sought by payors with a lower cost structure.

GEOGRAPHIC AREA DISCUSSION

    The following discussion summarizes the Company's strategy in three selected geographic areas.

    SOUTHERN CALIFORNIA. The southern California area is a highly competitive environment characterized by a high degree of managed care penetration. Los Angeles County and Orange County had a combined population of over 11.3 million people as of 1990 according to the United States Bureau of the Census. As managed care penetration continues to increase in southern California, providers increasingly are forming integrated healthcare delivery systems to contract with payors.

    Based upon the characteristics of the southern California area, Tenet's strategy is to develop an integrated healthcare delivery system comprised of its network of hospitals, together with physicians and physician groups and ancillary healthcare providers where appropriate in order to compete more effectively for managed care contracts. Tenet's hospitals cover a wide geographic area of Southern California, from the San Fernando Valley to Orange County. In the greater Los Angeles area, Tenet operates ten primary care general hospitals, two tertiary care general hospitals and one tertiary/quartenary care general hospital, USC University Hospital. The Company's integrated healthcare delivery system serving the southern California area, when fully developed, will offer payors both wide geographic coverage and access to advanced tertiary and quartenary care. To facilitate the integration of these hospitals into a single contracting entity, the Company intends to join with physicians and IPA's at each of these hospitals to form a PHO through which the physicians and the Tenet hospitals can jointly enter into managed care contracts.

    The table below sets forth, on a pro forma combined basis, certain selected historical operating statistics for those hospitals operated by Tenet in the greater Los Angeles area.

                                                                             YEARS ENDED MAY 31,
                                                                     ------------------------------------
                                                                     1993 (1)(2)  1994 (1)(2)   1995 (2)
                                                                     -----------  -----------  ----------
                                                                            (DOLLARS IN THOUSANDS)
Number of hospitals (at end of period).............................          13           13           13
Licensed beds (at end of period)...................................       2,343        2,326        2,224
Net operating revenues.............................................   $ 723,789    $ 777,473   $  764,197
Admissions.........................................................      72,422       75,409       73,874
Equivalent admissions..............................................      92,989       96,466       94,926
Patient days.......................................................     375,034      397,534      392,323
Equivalent patient days............................................     476,614      502,847      499,293
Total outpatient visits............................................     404,857      413,000      452,250

------------------------
(1) Financial and operating data for Tenet's fiscal years ended May 31, 1993 and 1994, has been combined with financial and operating data for each of AMH's fiscal years ended August 31 of such year.
(2) The results of operations of Ontario Community Hospital and Doctors Hospital of Montclair, which facilities were sold in June 1994, are excluded from this data.

    SOUTH FLORIDA. The south Florida area, comprised of Palm Beach, Broward and Dade counties, had a population of approximately 4.1 million people as of 1990, according to the United States Bureau of the Census, and is a highly competitive environment with a high degree of managed care penetration. Tenet operates six general hospitals in south Florida, providing coverage from northern Palm Beach County through northern Dade county. Tenet has combined these six general hospitals, one physical rehabilitation hospital, one psychiatric facility, two skilled nursing facilities, over 50 owned or managed physician practices and outpatient surgery, diagnostic, workers' compensation, occupational therapy and health and fitness centers into the Tenet South Florida HealthSystem, an integrated healthcare delivery system. The full range of services offered by the Tenet South Florida HealthSystem throughout south Florida makes it an attractive provider for managed care payors. The Company expects its hospitals, three of which have open heart surgery programs and one of which provides Level III neonatal intensive care services, to benefit from business generated by those contracts. To further enhance its ability to enter into managed care contracts, the Company has joined with physicians and independent physician associations ("IPAs") to form physician hospital organizations ("PHOs") that can bid on managed care contracts. Furthermore, the Company has established a management services organization ("MSO") that provides management and administrative services to these IPAs and other physicians and physician groups in south Florida.

    In August 1995, the Company entered into an agreement with the Cleveland Clinic Florida, an extension of the Cleveland Clinic Foundation of Cleveland, Ohio, for the development of a hospital in western Broward County that will replace the Cleveland Clinic Florida's existing hospital in eastern Broward County. The proposed project would include a 150-bed general hospital, to be named the Cleveland Clinic Florida Hospital, in which Tenet will own a 50% interest. The hospital will be part of a health care campus that will include an outpatient clinic, medical office building, research facilities, medical library and facilities for graduate medical education, which will be owned and operated by the Cleveland Clinic Florida. Tenet will manage the operational aspects of the hospital and the Cleveland Clinic Florida will oversee all aspects of clinical care. The project currently is awaiting approval from governmental authorities.

    The table below sets forth, on a pro forma combined basis, certain selected historical operating statistics for those facilities operated by Tenet in south Florida.

                                                                      YEARS ENDED MAY 31,
                                                         ----------------------------------------------
                                                           1993 (1)         1994 (1)          1995
                                                         -------------  ----------------  -------------
                                                                     (DOLLARS IN THOUSANDS)
Number of hospitals (at end of year)...................           6              6                 6
Licensed beds (at end of year).........................       1,689          1,689             1,689
Net operating revenues.................................  $  513,537     $  562,749        $  567,267
Admissions.............................................      49,709         52,140            54,167
Equivalent admissions..................................      64,262         69,671            74,254
Patient days...........................................     299,493        294,072           295,291
Equivalent patient days................................     385,197        389,986           400,206
Total outpatient procedures............................     287,811(2)     557,308(2)(3)     791,534(2)

------------------------
(1) For purposes of the above, financial and operating data for each of Tenet's fiscal years ended May 31 of the respective years has been combined with financial and operating data for each of AMH's fiscal years ended August 31 of such year.
(2)  Includes visits by home health agencies.
(3)  In fiscal 1994, AMH acquired a home health agency.

    GREATER NEW ORLEANS, LOUISIANA AREA. The New Orleans metropolitan statistical area had a population of approximately 1.3 million people as of 1990 according to the United States Bureau of the Census. Management believes that although the level of managed care penetration in New Orleans historically has been relatively low, it recently has increased significantly and will continue to increase in this area over the next several years. The Company currently operates eight general hospitals in the greater New Orleans, Louisiana area, including two hospitals on the east bank of the Mississippi River, two on the west bank of the Mississippi River, one hospital in Kenner, Louisiana, one hospital located across Lake Pontchartrain in Slidell, Louisiana, and the two Mercy+Baptist Medical Center hospitals, located in the Uptown and Mid-City areas. The Mercy+Baptist Medical Center hospitals, acquired by Tenet in August 1995, complement Tenet's system by expanding the scope of tertiary care services offered, including radiation therapy, neonatal and cardiology services, and improving the coverage of patients located in the Uptown and Mid-City areas. In early October 1995, the Company formed Tenet Louisiana HealthSystem, an integrated network of healthcare providers linking Tenet's hospitals, satellite and outpatient facilities and skilled nursing facilities with certain physicians and IPAs to form an integrated healthcare delivery system to negotiate managed care contracts in this area. In negotiating for managed care and other contracts in this area, the Company believes it will benefit significantly from its well-positioned and geographically diverse base of hospitals and the strong support of physicians.

    The Company competes in the greater New Orleans area principally against tax-exempt hospitals. This area presently is experiencing aggressive campaigns to acquire primary care physician groups. Because the development of a large, stable primary care network is essential for the effective management of capitated risk, the Company recently has developed an MSO for the purposes of pursuing the acquisition of physician practices and providing administrative and management services to physicians' group practices in this geographic area. The acquisition of physician practices will enable the Company to expand its base of affiliated physicians. The integration of these practices also should allow the Company more effectively to compete for managed care contracts and to manage such contracts more effectively. As the level of managed care penetration increases and participating or acquired physician practices are more fully integrated into the Company's management systems, the Company's MSO will be prepared with the systems and expertise necessary to provide single-source contracting, utilization review and clinical outcomes management. Tenet currently owns or manages the practices of over 94 physicians in the greater New Orleans area, most of whom are primary care physicians.

    The table below sets forth, on a pro forma combined basis, certain selected historical operating statistics for those facilities operated by Tenet in the greater New Orleans area.

                                                                         YEARS ENDED MAY 31,
                                                              ------------------------------------------
                                                                 1993 (1)        1994 (1)        1995
                                                              --------------  --------------  ----------
                                                                        (DOLLARS IN THOUSANDS)
Number of hospitals (at end of period)......................               5               6           6
Licensed beds (at end of period)............................           1,011           1,149       1,149
Net operating revenues......................................  $      233,453  $      231,084  $  264,109
Admissions..................................................          23,097          22,905      25,507
Equivalent admissions.......................................          29,409          29,476      32,930
Patient days................................................         143,554         136,266     148,012
Equivalent patient days.....................................         180,008         172,946     189,275
Total outpatient procedures.................................         135,324         142,629     163,456

------------------------
(1) For purposes of the above, financial and operating data for each of Tenet's fiscal years ended May 31 of the respective years has been combined with financial and operating data for each of AMH's fiscal years ended August 31 of such year. Included in the above are the results of operations of Doctors Hospital of Jefferson, which facility was acquired by the Company in March 1994.

    The  following discussion summarizes the Company's strategy in four selected
geographic  areas  where  integrated  healthcare  delivery  systems  have   been
developed around a single Tenet hospital.

    MODESTO, CALIFORNIA. The Company's Doctors Medical Center of Modesto is a 433-bed tertiary care general hospital serving a large regional, predominantly rural, area consisting primarily of Stanislaus County and the San Joaquin Valley. The hospital offers a wide range of services ranging from primary medical and surgical procedures to complex cardiology, oncology, neurosciences and sophisticated orthopedics programs. The hospital has a large open heart surgery program and one of the largest women's and children's centers in California's central valley, including Level III neonatal intensive care services. Tenet has developed a full range of services in the central valley, all of which benefit from and complement the services offered by Doctors Medical Center. For example, Tenet's Doctors Hospital of Manteca, a 73-bed primary care hospital, is located approximately 18 miles north of the Modesto hospital and serves as an important primary care referral source for the Doctors Medical Center. Tenet also has developed a 100-bed rehabilitation hospital, two urgent care centers and, through a joint venture with local physicians, an outpatient surgery center in this area.

    As is true with all of its hospitals, Tenet believes its relationships with the physicians who practice at its Modesto hospital are essential to the hospital's success. An important factor in the success of the Modesto hospital is the presence of Tenet's National Health Plans, which operates an HMO and offers other health plans and insurance products throughout the central valley. National Health Plans manages physicians group practices throughout the central valley and has fostered the development of an IPA by local physicians. The HMO, which managed the healthcare needs of approximately 57,400 members at September 1, 1995, has entered into capitated and other managed care contracts with Doctors Medical Center and with other healthcare facilities operated by Tenet. The Company believes that its experience in the Modesto area will allow it to duplicate this type of comprehensive integrated healthcare expertise in other areas as appropriate, either through HMO's owned and operated by Tenet or through contractual or strategic relationships with other managed care companies.

    BIRMINGHAM, ALABAMA. Tenet's Brookwood Medical Center, a 586-bed tertiary care general hospital located in Birmingham, Alabama, offers a full range of services in an area with a significant and growing managed care presence. Brookwood is the largest single provider for major managed care programs in the greater Birmingham area. Tenet believes that Brookwood has strong clinical programs and physician relationships. Brookwood also has implemented comprehensive programs to reengineer resource utilization, case management, and the provision of patient care. These programs have helped Brookwood reduce its operating costs, and enhanced its ability to compete effectively for managed care contracts. The hospital's major programs include neurosurgery, a freestanding women's comprehensive care center, gastrointestinal, orthopedics, comprehensive cancer care, ophthalmology and cardiac care. Brookwood has developed a geographically diverse primary care physician referral base through the employment of over 37 primary care physicians and the ownership of 19 community-based clinics. Management expects to continue to expand upon this strong primary care physician base. Brookwood also is a shareholder of Alabama Health Services, Inc. ("AHS"), a corporation jointly owned with two tax-exempt hospitals in the Birmingham area. AHS was formed for the purpose of developing vehicles for managed care contracting and integrated ownership of healthcare facilities and services. Tenet intends to work with the shareholders of AHS to develop a state-wide system to more effectively compete in the managed care arena. In July 1995, Tenet acquired a one-third interest in St. Clair Hospital, a not-for-profit general hospital with 82 licensed beds located outside of Birmingham, Alabama.

    HICKORY, NORTH CAROLINA. The development of relationships with primary care physicians also is critical in areas such as Hickory, North Carolina, where Tenet operates Frye Regional Medical Center, a 355-bed tertiary care general hospital serving a wide area of western North Carolina. Frye Regional Medical Center offers a full range of services, including neurosurgery and cardiovascular surgery programs. The hospital also employs physicians or manages physician practices in the surrounding communities. Through outreach programs, specialists affiliated with the hospital provide specialty services on a rotational basis in these areas. As a result, the hospital has been successful in attracting increased referrals for its tertiary care services. Tenet believes it has also been successful in attracting physicians into the area by providing a physician-friendly environment with sophisticated equipment and attractive facilities. These initiatives have contributed significantly to the hospital's success in obtaining referrals from surrounding communities, thereby increasing cash flow. In response to the increase in managed care penetration, the hospital has joined with physicians to form a PHO that has entered into contracts with certain employers and managed care providers in the market. It is anticipated that the majority of the hospital's existing direct contracts with large, self-insured employers and insurance companies will be converted over time into contracts with the PHO covering both hospital and physician services rather than remaining as contracts with only the hospital. Tenet has taken these and other measures in advance of significant managed care penetration in order to position the hospital to compete effectively as managed care penetration increases.

    EL PASO, TEXAS. Tenet currently owns two general hospitals in El Paso, Texas, the 365-bed Sierra Medical Center and the 471-bed Providence Memorial Hospital. Sierra offers a full range of tertiary care services, including renal transplant, open heart surgery, gamma knife brain surgery, high risk obstetrics and a Level II emergency department. Also on the Sierra campus is Tenet's Rio Vista Rehabilitation Hospital, which is the only rehabilitation hospital in the region accredited by both the JCAHO and CARF. Rio Vista is licensed for 100 beds and is a multi-program rehabilitation hospital with satellite clinics in southern New Mexico.

    El Paso County  had a  population of  approximately 650,000  people in  1990 according to the United States Bureau of the Census. Sierra's network also serves the contiguous populations of southern New Mexico and Juarez, Mexico. Sierra is a party to managed care contracts covering over 200,000 lives and is affiliated with the area's largest PHO, with over 350 primary and speciality care physicians. Sierra's and Rio Vista's wide range of services and relationships with their medical staff have allowed the Sierra Health Network to become one of the most well-developed managed care networks in the area.

    In  September  1995,  Tenet  expanded  its  El  Paso  network  through   its
acquisition of Providence, a not-for-profit general hospital. Providence is licensed for 471 general hospital beds (34 of which may be used as skilled nursing beds) and is licensed for 30 additional rehabilitation and sub-acute care beds. Providence offers a wide range of tertiary care services, including women's and pediatric services, and has developed a network of primary care clinics throughout the city. Providence operates a Level III neonatal unit with full perinatal services and, like Sierra, a Level II emergency department. Providence also is active in managed care development and operates the Providence Physicians Health Network. Both Sierra and Providence are affiliated with the Texas Tech Health Sciences Center, which is the medical school affiliated with Texas Tech University. Following the acquisition of Providence, Tenet's El Paso facilities will provide 836 acute care and pediatric beds as well as 130 rehabilitation and sub-acute beds.

HMO, PPO AND INDEMNITY OPERATIONS

    Through various subsidiaries, Tenet offers HMO, PPO and indemnity products in California. Plans offered include National HMO, a federally qualified HMO serving 57,409 members, as of September 1, 1995, including 53,267 on a capitated, or fixed premium per member, basis; Assured Investors Life Company, an insurance company that provided healthcare indemnity insurance to 16,120 persons and managed 7,666 members of other HMO's on a capitated basis, as of September 1, 1995; and Preferred Medical Systems, a PPO serving 18,000 members, as of September 1, 1995.

OTHER DOMESTIC OPERATIONS

    At May 31, 1995, Tenet's subsidiaries operated the Campus Rehabilitation Hospitals, which are located in California, Florida, Louisiana and Texas, Campus Long-Term Care Facilities, which are located in California, Florida, Louisiana and Texas (and which are managed by Hillhaven) and Campus Psychiatric Facilities, which are located in California, Louisiana, Florida and Nebraska. In the first quarter of fiscal 1996, the Company combined the operations of one Campus Rehabilitation Facility with the operations of a nearby general hospital. In addition, Tenet's subsidiaries operated various ancillary healthcare operations, including outpatient surgery centers, home healthcare programs, ambulatory, occupational and rural healthcare clinics, a health maintenance organization, a preferred provider organization and a managed care insurance company.

INTERNATIONAL OPERATIONS

    At May 31, 1995, the Company's subsidiaries (i) operated two hospitals in Singapore (650 beds), (ii) owned a 52% interest in AME, a publicly traded Australian healthcare company that operated nine hospitals (634 beds) and a pathology business, (iii) operated the tertiary care Centro Medico Teknon hospital (184 beds) in Barcelona, Spain, which opened in February, 1994, (iv) managed one hospital (225 beds) (in which it owns a 30% interest) in Kuala Lumpur, Malaysia, (v) owned a 40% interest in a joint venture that is developing the new 554-bed tertiary care Bumrungrad Medical Center in Bangkok, Thailand, expected to be completed during the first quarter of fiscal 1997, and (vi) owned a 90% interest in a joint venture with a local community organization that is developing a 56-bed hospital in Cham, Canton Zug, Switzerland, expected to open in the second quarter of fiscal 1997, a project acquired in connection with the Merger.

    During fiscal 1995, Tenet's management concluded that it would be in the best interests of Tenet's shareholders for the Company to focus on its core business of operating domestic general hospitals rather than on its international operations. Consequently, pursuant to a May 24, 1995 agreement, Tenet sold its two Singapore hospitals to Parkway on June 28, 1995. The aggregate cash consideration Tenet received in the Singapore transaction was approximately $243.3 million. In addition, Parkway assumed approximately $78.3 million of debt. The Company used the net proceeds from this sale to repay secured bank loans under its Credit Agreement.

    On July 1995, Tenet and Parkway entered into an agreement pursuant to which Parkway agreed to purchase Tenet's 52% interest in AME. Parkway's purchase was subject to approval by the shareholders of AME (other than Tenet, which was not permitted to vote). On September 22, 1995, AME's shareholders voted to reject Parkway's bid for Tenet's shares. Two parties have since announced bids for all of AME's shares, both at share prices exceeding Parkway's bid. Tenet expects to complete the sale of its interest in AME prior to the end of the second quarter of fiscal 1996. Tenet also expects to sell its 40% interest in the

Bumrungrad Medical Center in Thailand prior to the end of the second quarter of fiscal 1996. Tenet expects to receive aggregate cash consideration of approximately $82.0 million from the sales of its holdings in Australia and Thailand. In addition, on October 3, 1995, Tenet sold its 30% interest in the Subang Jaya Medical Centre in Malaysia to Tenet's Malaysian partner for $12.0 million. The proceeds from these transactions have been or will be applied to repay secured bank loans under the Company's Credit Agreement.

INVESTMENTS

    On September 28, 1995, Vencor acquired Hillhaven pursuant to a transaction approved by the shareholders of each of Vencor and Hillhaven on September 27, 1995. As a result of the transaction, the 8,878,147 shares of Hillhaven common stock owned by Tenet were exchanged for 8,301,067 shares of Vencor common stock (based on an exchange ratio of 0.935 Vencor shares for each Hillhaven share). In addition, Tenet received $91.8 million for its Hillhaven Series C Preferred Stock and Hillhaven Series D Preferred Stock. The proceeds from the redemption of the Hillhaven preferred stock were applied to repay the secured bank loans under the Company's Credit Agreement. Vencor has operations in 38 states, which include 35 long-term intensive care hospitals and 311 nursing centers with more than 42,000 beds, 55 retail and institutional pharmacy outlets and 23 retirement housing communities with 3,000 apartments.


    Tenet has reached a determination to focus its operations on its domestic general hospital operations and the development of integrated healthcare delivery systems. In that regard, Tenet continually analyzes whether its assets and investments fit within its strategic plans, with a view of determining ways in which such investments might best increase the value of shareholders' investment in Tenet.

    With respect to its investment in Vencor, Tenet began on October 2, 1995 to explore with Vencor possible means by which Tenet could monetize its investment in Vencor, including, among others, by means of an offering of subordinated debt securities of Tenet that would be convertible or exchangeable into the shares of Vencor common stock owned by Tenet. Tenet expects that the proceeds of any transaction that monetizes its shares of Vencor common stock would be used to repay existing secured bank debt under the Credit Agreement. In the event Tenet determines to proceed with an offering of convertible or exchangeable subordinated debt securities, the offering would be made by means of a prospectus. However, there can be no assurance that such discussions will result in any transaction. In addition, the Company has agreed to certain restrictions on its ability to dispose of any Vencor common stock it acquired in connection with Vencor's acquisition of Hillhaven.

    In connection with their discussions regarding the means by which Tenet may monetize its investment in Vencor, representatives of Vencor have indicated a willingness to cooperate with Tenet in any securities offering involving shares of Vencor common stock and have raised with Tenet the possibility of entering into an agreement with Tenet concerning the manner in which shares of Vencor common stock owned by Tenet will be voted during the period and to the extent that shares of Vencor common stock remain subject to such convertible or exchangeable subordinated debt securities. Tenet is considering this request.

    The Company owns 26,874,998 shares, or approximately 42%, of the outstanding common stock of Westminster, a United Kingdom company listed on the London Stock Exchange under the symbol "WHC". Westminster, which operated 69 nursing homes and conducted other healthcare operations at May 31, 1995, currently is the second largest long-term care provider in the United Kingdom.

    The Company also owns 4,500,000 shares of common stock, or an approximately 20% voting interest, of TRC, a leading dialysis services provider in the United States. TRC operated 57 freestanding kidney dialysis units in 10 states at May 31, 1995.

    Additionally, the Company owns approximately 23% of HCPP, a partnership originally formed by the Company and Health Care Property Investors, Inc. for the purpose of acquiring from and leasing back to the Company 21 long-term care facilities, two general hospitals and one psychiatric facility. Since that time, the Company has assigned to Hillhaven and other third parties its leasehold interests in the 21 long-term care facilities and the psychiatric hospital, but remains contingently liable for the lease payments on those facilities. The Company continues to lease the two general hospitals from HCPP. HCPP does not own any properties other than those originally purchased from the Company.

PROPERTIES

    Tenet's principal executive offices are located in an approximately 310,000 square foot office building owned by Tenet and located at 2700 Colorado Avenue, Santa Monica, California. The Company has announced that it intends to sell its corporate headquarters building in Santa Monica. Following the Merger, all of Tenet's hospital support services were moved to leased space in its operations center in Dallas, Texas, leaving only the corporate headquarters in Santa Monica. The Company has announced that it has leased new space for its corporate headquarters in Santa Barbara, California, and expects to move to that new space during the third quarter of fiscal 1996. At May 31, 1995, Tenet and its operating subsidiaries also were leasing other office space in Fairfax, Virginia; Tampa, Florida; Irving, Texas; and Costa Mesa, Los Angeles, Modesto, Santa Ana and Santa Monica, California.

    As of May 31, 1995, Tenet's subsidiaries operated domestically 65 medical office buildings, including 22 that are leased from others, most of which are adjacent to Tenet's general hospitals. These buildings are occupied by approximately 1,700 physicians.

COMPETITION

    Tenet's general hospitals, rehabilitation hospitals, long-term care facilities and psychiatric facilities operate in competitive environments. A facility's competitive position within the geographic area in which it operates is affected by such competitive factors as the quality of care provided, including the number, quality and specialties of the physicians, nurses and other healthcare professionals on staff, its reputation, the number of competitive facilities, the state of its physical plant, the quality and the state of the art of its medical equipment, its location and its charges for services. Tax-exempt competitors may have certain financial advantages such as endowments, charitable contributions, tax-exempt financing and exemption from sales, property and income taxes not available to Tenet facilities. The length of time a facility has been a part of the community and the availability of other healthcare alternatives also are competitive factors.

    An expanding factor in the competitive position of Tenet's facilities is the ability of Tenet to obtain managed care contracts with payors that contract with healthcare providers on a discounted or capitated basis in exchange for sending some or all of their members/employees to those providers. Under capitated contracts, hospitals receive specific fixed periodic payments based on the number of members of the health maintenance organization or preferred provider organization, regardless of the actual costs incurred and services provided. The importance of obtaining managed care contracts has increased over the years as employers and others attempt to control rising healthcare costs. Tenet evaluates changing circumstances on an ongoing basis and positions itself to compete in the managed care market. Tenet's facilities have been actively pursuing and entering into managed care contracts.

    The Company, and the healthcare industry as a whole, face the challenge of continuing to provide quality patient care while dealing with strong competition for patients and pressure on reimbursement rates by both private and government payors. National and state efforts to reform the United States healthcare system may further impact reimbursement rates. Changes in medical technology, existing and future legislation, regulations and interpretations and competitive contracting for provider services by payors may require changes in the Company's facilities, equipment, personnel, rates and/or services in the future.

    The general hospital industry and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization, average lengths of stay and average occupancy continue to be negatively affected by payor-required pre-admission authorization and utilization review and payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Increased competition, admissions constraints and payor pressures are expected to continue. There continue to be increases in inpatient acuity and intensity of services as less intensive services shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technological improvements and as cost controls by payors become greater. Allowances and discounts are expected to continue to rise, and to cause decreases in revenues, because of increasing cost controls by government and private payors and because of the increasing percentage of business negotiated with purchasers of group healthcare services. To meet these challenges, the Company (i) has expanded many of its general hospitals' facilities to include outpatient centers, (ii) offers discounts to private payor groups, (iii) enters into capitation contracts in some service areas, (iv) upgrades facilities and equipment and (v) offers new programs and services.

    The Company also is responding to these changes by forming integrated healthcare delivery systems. Components of these systems include encouraging physicians practicing at its hospitals to form IPAs, having the Company join with those IPAs, physicians and physician group practices to form PHOs to contract with managed care and other payors and forming MSOs to (i) purchase physician practices or their assets, as appropriate, (ii) provide management and administrative services to physicians, physician group practices and IPAs and
(iii) enter into managed care contracts both on behalf of those groups and, in certain circumstances, on behalf of PHOs.

    In large part, hospital revenues depend on the physicians on staff who admit or refer patients to the hospital. Physicians refer patients to hospitals on the basis of the quality of services provided by the hospital to patients and their physicians, the hospital's location, the quality of the medical staff affiliated with the hospital and the quality of the hospital's facilities, equipment and employees. The Company attracts physicians to its hospitals by equipping its hospitals with sophisticated equipment, providing physicians with a large degree of independence in conducting their hospital practices and sponsoring training programs to educate physicians on advanced medical procedures. While physicians may terminate their association with a hospital at any time, Tenet believes that by striving to maintain and improve the level of care at its hospitals and by maintaining high ethical and professional standards, it will retain qualified physicians with a variety of specialties. A hospital's revenues also may be affected by the ability of its management to negotiate favorable group health service contracts with payors. The number of persons and the patient mix represented by such group contracts impact the hospital's operating results.

    As a result, in part, of the changes in the industry, there has been significant consolidation in the hospital industry over the past decade and many hospitals have closed. Tenet's management believes that continuing cost-containment pressures will lead to a continued increase in managed care and further consolidation in the hospital industry.

MEDICARE, MEDICAID AND OTHER REVENUES

    Tenet receives payments for patient care from private insurance carriers, Federal Medicare programs for elderly and disabled patients, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), state Medicaid programs for indigent and cash grant patients, the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS"), employers and patients directly. In general, Medicare payments for general hospital outpatient services, psychiatric care and physical rehabilitation are based on the lower of charges and allowable costs, subject to certain limits. General hospital inpatient services are reimbursed under Medicare based on a prospective payment system ("PPS"), discussed below. Payments from state Medicaid programs are based on reasonable costs or are at fixed rates. Substantially all Medicare and Medicaid payments are below retail rates for Tenet facilities. Payments from other sources usually are based on the hospital's established charges, a percentage discount or all-inclusive per diem rates.

    The approximate percentages of Tenet's net patient revenue by payment sources for Tenet's general hospitals are as follows:

                                                                          YEARS ENDED MAY 31,
                                                    ---------------------------------------------------------------
                                                       1991         1992         1993         1994        1995(1)
                                                    -----------  -----------  -----------  -----------  -----------
Medicare..........................................       31.8%        32.1%        33.9%        35.9%        38.9%
Medicaid..........................................        6.0          6.4          7.5          8.5          7.2
Private and Other.................................       62.2         61.5         58.6         55.6         53.9
                                                        -----        -----        -----        -----        -----
Totals............................................      100.0%       100.0%       100.0%       100.0%       100.0%
                                                        -----        -----        -----        -----        -----
                                                        -----        -----        -----        -----        -----

------------------------
(1) Fiscal year 1995 includes twelve months of results for general hospitals owned by Tenet prior to the Merger and three months of results for the general hospitals acquired by Tenet in connection with the Merger.

    The following table presents the percentage of net patient revenues of the general hospitals acquired by Tenet in connection with the Merger for AMH's fiscal years 1992, 1993 and 1994 under each of the following programs:

                                                                                 YEARS ENDED AUGUST 31,
                                                                          -------------------------------------
                                                                             1992         1993         1994
                                                                          -----------  -----------  -----------
Medicare................................................................       32.3%        32.6%        36.2%
Medicaid................................................................        4.8          6.2          7.5
Private and Other.......................................................       62.9         61.2         56.3
                                                                              -----        -----        -----
Totals..................................................................      100.0%       100.0%       100.0%
                                                                              -----        -----        -----
                                                                              -----        -----        -----

    Medicare payments for general hospital inpatient care are based on PPS that generally has been applicable to Tenet's facilities since 1984. Under PPS, a general hospital receives for each Medicare patient a fixed amount for operating costs based on each Medicare patient's assigned diagnostic related group ("DRG"). DRG payments do not consider a specific hospital's costs, but are adjusted for area wage differentials. DRG payments exclude the reimbursement of
(a) capital costs, including depreciation, interest relating to capital expenditures, property tax and lease expenses and (b) outpatient services.

    Medicare reimburses general hospitals' capital costs separately from DRG payments. Beginning in 1992, a prospective payment system for Medicare reimbursement of general hospitals' inpatient capital costs ("PSS-CC"), described in the following paragraph, generally became effective with respect to the Company's general hospitals. The Omnibus Budget Reconciliation Act of 1990 ("OBRA '90") provides that through September 30, 1995, the total annual estimated aggregate payment to all PPS hospitals for capital costs under the PPS-CC is to be 10% less than the estimated aggregate amount that would be paid if all such hospitals were to be reimbursed for 100% of their actual capital costs. This reduction to PPS-CC is set to expire on September 30, 1995. The expiration of this section of OBRA '90 should, in theory, reset the total capital payments to 100% of aggregate capital costs. Congress, however, is in the process of establishing the healthcare budget for future periods, which budget may include a reduction rather than an increase in the PPS-CC. Until this process is completed, the final increase or decrease, if any, to PPS-CC will not be known.

    The PPS-CC applies an estimated national average of Medicare capital costs per patient discharge (the "Federal Rate") in making payments to each individual hospital based on its actual number of patient discharges. The Federal Rate is based on national 1989 capital costs and patient discharges and has been and will be updated annually to reflect estimated increases in capital costs per patient discharges. In addition, the Federal Rate actually applied to each hospital is adjusted based on various factors such as that hospital's case mix and geographic location.

    Rules adopted by the HCFA provide that the PPS-CC will be phased in over a 10-year transition period, during which many hospitals' actual capital costs will be given less consideration, and the Federal Rate will be given more consideration, each year. The Company's general hospitals will receive a major portion of their reimbursement in the early years of the transition period based on their own capital costs. The impact in later years will depend on the Company's need for new capital as compared to the updated Federal Rate.

    Outpatient services provided at general hospitals, physical rehabilitation hospitals and psychiatric facilities generally are reimbursed by Medicare at the lower of customary charges or 94.2% of actual cost. Notwithstanding the foregoing, Congress has established additional limits on the reimbursement of the following outpatient services: (i) clinical laboratory services, which are reimbursed based on a fee schedule and (ii) ambulatory surgery procedures and certain imaging and other diagnostic procedures, which are reimbursed based on a blend of the hospital's specific cost and the rate paid by Medicare to non-hospital providers for such services.

    For several years the percentage increases to the DRG rates have been lower than the percentage increases in the cost of goods and services purchased by general hospitals. The index used by HCFA to adjust the DRG rates gives consideration to the cost of goods and services purchased by hospitals as well as non-hospitals (the "Market Basket"). The increase in the Market Basket for the year beginning October 1, 1995, currently is projected to be 3.5%. Based on the Omnibus Budget Reconciliation Act of 1993 ("OBRA '93"), the DRG rates for urban hospitals will be adjusted by the annual Market Basket percentage change:

(1) minus 2.5%, effective October 1, 1994, (2) minus 2.0%, effective October 1, 1995, (3) minus .5%, effective October 1, 1996, and (4) without reduction, effective October 1, 1997 and each year thereafter, unless altered by subsequent legislation (which legislation Tenet believes has become more likely in light of the stated desire of both the current Administration and Congress to balance the budget). Substantially all of the Tenet hospitals are urban hospitals for purposes of DRG rates.

    Hospitals and hospital units exempt from the PPS, such as qualified psychiatric facilities and physical rehabilitation hospitals, are reimbursed by Medicare on a cost-based system wherein target rates for each facility are used in applying various limitations and incentives. Tenet's exempt facilities received a Market Basket increase of 3.7% in target rates effective for cost reporting periods commencing in Federal fiscal year 1995. Based on OBRA '93, the target rates for Tenet's hospitals exempt from the PPS are scheduled to be adjusted in cost reporting years 1995, 1996 and 1997 by the applicable annual Market Basket percentage change minus 1%. Proposals have been made that would change the method of payment for services provided at these facilities to a prospective payment system. OBRA '90 requires the HHS to develop a proposal to modify the current target rate system or to replace it with a prospective payment system. It is not known if any such proposals will be implemented.

    OBRA '93 provided for certain budget targets for the next four years which, if not met, may result in adjustments in payment rates. Both Congress and the current Administration have proposed healthcare budgets which reduce Federal payments to hospitals and other providers. The Company anticipates that payments to hospitals will be reduced as a result of future legislation but is unable to predict what the amount of the final reduction will be.

    The Medicare, Medicaid and CHAMPUS programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to facilities. The final determination of amounts earned under the programs often requires many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. Management believes that adequate provision has been made for such adjustments. Until final adjustment, however, significant issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

HEALTHCARE REFORM, REGULATION AND LICENSING

    CERTAIN BACKGROUND INFORMATION. Healthcare, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Medicare, Medicaid, mandatory and other public and private hospital cost-containment programs, proposals to limit healthcare spending, proposals to limit prices and industry competitive factors are highly significant to the healthcare industry.

    There continue to be Federal and state proposals that would, and actions that do, impose more limitations on government and private payments to providers such as Tenet and proposals to increase co-payments and deductibles from program and private patients. Tenet's facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. Such controls, including what is commonly referred to as "utilization review," have resulted in fewer of certain treatments and procedures being performed. Utilization review entails the review of the admission and course of treatment of a patient by a third party. Utilization review by third-party peer review organizations ("PROs") is required in connection with the provision of care paid for by Medicare and Medicaid. Utilization review by third parties also is a requirement of many managed care arrangements.

    Tennessee has implemented a revision to its Medicaid program that covers its Medicaid and uninsured population through a managed care program. California has created a voluntary health insurance purchasing cooperative that seeks to make healthcare coverage more affordable for businesses with five to 50 employees and, effective January 1, 1995, began changing the payment system for participants in its Medicaid program in certain counties from fee-for-service arrangements to managed care plans. Florida has enacted a program creating a system of local purchasing cooperatives and has proposed other changes that have not yet been enacted. Louisiana and Texas are considering wider use of managed care for their Medicaid populations. These proposals also may attempt to include coverage for some people who presently are uninsured. A number of other states are considering the enactment of managed care initiatives designed to provide universal low-cost coverage. Florida has adopted, and other states are considering adopting, legislation imposing a tax on revenues of hospitals to help finance or expand those states' Medicaid systems.

    CERTIFICATE OF NEED REQUIREMENTS. Some states require state approval for construction and expansion of healthcare facilities, including findings of need for additional or expanded healthcare facilities or services. Certificates of Need, which are issued by governmental agencies with jurisdiction over healthcare facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Following a number of years of decline, the number of states requiring Certificates of Need is once again on the rise as state legislators once again are looking at the Certificate of Need process as a way to contain rising healthcare costs. Tenet operates hospitals in eight states that require state approval under Certificate of Need Programs. Tenet is unable to predict whether it will be able to obtain any Certificates of Need in any jurisdiction where such Certificates of Need are required.

    ANTIFRAUD AND SELF-REFERRAL REGULATIONS. The healthcare industry is subject to extensive Federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and prices for services. In particular, the Antifraud Amendments prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by Medicare or other government programs. Sanctions for violating the Antifraud Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from the Medicare and Medicaid programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the HHS has issued regulations that describe Safe Harbors. Tenet believes its business arrangements comply in all material respects with applicable law and substantially satisfy the Safe Harbors. The fact that a given business arrangement does not fall within a Safe Harbor does not render the arrangement PER SE illegal. Business arrangements of healthcare service providers that fail to satisfy the applicable Safe Harbor criteria, however, risk increased scrutiny by enforcement authorities. Because Tenet may be less willing than some of its competitors to enter into business arrangements that do not clearly satisfy the Safe Harbors, it could be at a competitive disadvantage in entering into certain transactions and arrangements with physicians and other healthcare providers.

    In addition, Section 1877 of the Social Security Act, which restricts referrals by physicians of Medicare and other government-program patients to providers of a broad range of designated health services with which they have ownership or certain other financial arrangements, was amended effective January 1, 1995, to significantly broaden the scope of prohibited physician referrals under the Self-Referral Prohibitions. Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. Tenet's participation in and development of joint ventures and other financial relationships with physicians could be adversely affected by these amendments and similar state enactments. The Company systematically reviews all of its operations to ensure that it complies with the Social Security Act and similar state statutes.

    Tenet is unable to predict the future course of Federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the financial results of Tenet's operations.

    ENVIRONMENTAL REGULATIONS. The Company's healthcare operations generate medical waste that must be disposed of in compliance with Federal, state and local environmental laws, rules and regulations. The Company's operations are also subject to compliance with various other environmental laws, rules and regulations. Such compliance does not, and the Company anticipates that such compliance will not, materially affect the Company's capital expenditures, earnings or competitive position.

    HEALTHCARE FACILITY LICENSING REQUIREMENTS. Tenet's healthcare facilities are subject to extensive Federal, state and local legislation and regulation. In order to maintain their operating licenses, healthcare facilities must comply with strict standards concerning medical care, equipment and hygiene. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Tenet's healthcare facilities hold all required governmental approvals, licenses and permits. With the exception of one general hospital that has not sought to be accredited, each of Tenet's facilities that is eligible for accreditation is fully accredited by the JCAHO, the Commission on Accreditation of Rehabilitation Facilities (in the case of the Campus Rehabilitation Hospitals) or another appropriate accreditation agency, which accreditation generally is required for participation in government-sponsored provider programs.

    Tenet's healthcare facilities are subject to and comply with various forms of utilization review. In addition, under the Medicare PPS, each state must have a PRO to carry out a federally mandated system of review of Medicare patient admissions, treatments and discharges in general hospitals. Medical and surgical services and practices are extensively supervised by committees of staff doctors at each healthcare facility, are overseen by each healthcare facility's local governing board, comprised of healthcare professionals, community members and hospital representatives, and are reviewed by Tenet's quality assurance personnel. The local governing boards also help maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures and approve the credentials and disciplining of medical staff members.

COMPLIANCE PROGRAM

    As previously reported in the Company's Annual Reports on Form 10-K for the fiscal years ended May 31, 1993 and 1994, various government agencies have conducted investigations concerning whether Tenet and certain of its subsidiaries engaged in improper practices. As a result of negotiations between the Company and the Civil and Criminal Divisions of the DOJ and HHS the Company entered into various agreements on June 29, 1994, which brought to a close all open investigations of the Company, its subsidiaries and its facilities as they existed on June 29, 1994 by the federal government and its agencies. As a result of those agreements, on July 12, 1994, the United States District Court for the District of Columbia accepted a plea by a subsidiary operating the Company's psychiatric hospitals, to an information charging a six-count violation of 42 U.S.C. Section1320-7(b)(2)(A) (paying remuneration to induce referrals) and a one-count violation of 18 U.S.C. Section371 (conspiracy to make such payments). In addition, the Company agreed to pay $362,700,000 to the federal government. The court also accepted a plea agreement pursuant to which another subsidiary pled guilty to an information charging a one-count violation of 18 U.S.C. Section666 (making illegal payments concerning programs receiving federal funds), which related to a single general hospital. The count relates to activities that occurred while an individual convicted of defrauding the hospital was its chief executive. On July 12, 1994, the Company, without admitting or denying liability, consented to the entry, by the United States District Court for the District of Columbia, of a civil injunctive order in response to a complaint by the Securities and Exchange Commission. The complaint alleged that the Company failed to comply with anti-fraud and recordkeeping requirements of the federal securities laws concerning the manner in which the Company recorded the revenues from the activities that were the subject of the federal government settlement referred to above. In the order, the Company is directed to comply with such requirements of the federal securities laws. In October 1994, the Company also agreed with 26 states and the District of Columbia to pay an additional $16.3 million to settle potential claims arising from matters involved in the federal investigations. The 26 states and the District of Columbia are all of the areas in which the Company's subsidiaries operated psychiatric facilities.

    One component of the Company's settlement with Federal agencies is the adoption of a corporate compliance program under which the Company has agreed, among other things, to: complete the disposition of its psychiatric division facilities (with the exception of the four campus psychiatric facilities owned by the Company prior to the Merger), no later than November 30, 1995, not own or operate other psychiatric facilities (defined for the purposes of the agreement to include residential treatment centers and substance abuse facilities) for five years from the date of completion of the disposition of its psychiatric division facilities and divest any psychiatric facilities acquired incidental to a corporate transaction within 180 days of such acquisition. In addition, the Company has agreed to implement certain oversight procedures and to continue its ethics training program and ethics telephone hotline. Should the oversight procedures or hotline reveal, after investigation by the Company, credible evidence of violations of criminal, or potential material violations of civil, laws, rules or regulations governing federally funded programs, Tenet is required to report any such violation to the DOJ and HHS.

                              DESCRIPTION OF NOTES

GENERAL

    The Notes will be issued pursuant to an Indenture (the "Indenture") between the Company and The Bank of New York, as Trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." As used in this Description of Notes, the term the "Company" refers to Tenet Healthcare Corporation and not to any of its Subsidiaries or International Subsidiaries, and the term "Subsidiaries" excludes the International Subsidiaries (as defined herein).

    The Notes will be general unsecured obligations of the Company ranking senior to all subordinated Indebtedness of the Company, and pari passu in right of payment with all other existing and future Indebtedness of the Company. Borrowings under the Credit Agreement are secured by a first priority Lien on the Capital Stock of the Company's present and future direct Subsidiaries (other than certain Subsidiaries that do not have material assets), all intercompany Indebtedness owed to the Company and one of the Company's Subsidiary's equity investment in Westminster and will have priority as to such collateral over the Notes. The intercompany Indebtedness owed to the Company by the Company's Subsidiaries was approximately $1.1 billion at May 31, 1995. Approximately $900 million in principal amount of outstanding indebtedness of Tenet will by its terms be subordinated to the Notes. On a pro forma basis, as of May 31, 1995, Senior Debt of the Company would have been approximately $2.7 billion, of which approximately $1.8 billion would have been secured indebtedness of Tenet. See "Historical and Pro Forma Capitalization."

    The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes effectively will be subordinated to all outstanding Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of Notes to participate in those assets) effectively will be subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company itself is recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company. At May 31, 1995, the outstanding Indebtedness and other obligations of the Company's Subsidiaries was approximately $1.5 billion, excluding trade payables of $303.4 million at May 31, 1995, and intercompany Indebtedness.

PRINCIPAL, MATURITY AND INTEREST

    The Notes will be unsecured senior obligations of the Company limited in aggregate principal amount to $500.0 million and will mature on December 1, 2003. Interest on the Notes will accrue at the rate per annum set forth on the cover page of this Prospectus and will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 1995, to Holders of record on the immediately preceding May 15 and November 15, respectively. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance.

    Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Notes, the Holders of which have given wire transfer instructions, on or prior to the relevant record date, to the paying agent, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

    The Notes will not be redeemable at the option of the Company prior to their maturity.

MANDATORY REDEMPTION

    Except as set forth below under "--Repurchase at the Option of Holders," the Company will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL

    Upon the occurrence of a Change of Control Triggering Event, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (the "Change of Control Payment") on a date that is not more than 90 days after the occurrence of such Change of Control Triggering Event (the "Change of Control Payment
Date"). Within 30 days following any Change of Control Triggering Event, the Company will mail, or at the Company's request the Trustee will mail, a notice to each Holder offering to repurchase the Notes held by such Holder pursuant to the procedures specified in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The paying agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    A failure by the Company to comply with the provisions of the two preceding paragraphs will constitute an Event of Default. Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. See "--Certain Covenants-- Events of Defaults and Remedies."

    The Credit Agreement prohibits the Company from purchasing any Notes more than twelve months prior to the final maturity thereof, and also provides that certain change of control events with respect to the Company will constitute a default thereunder. See "Description of the Credit Agreement." Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or refinance such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement.

ASSET SALES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as conclusively determined by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) except in the case of a sale of Specified Assets, at least 80% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; PROVIDED that for purposes of this provision,
(x) the amount of (A) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet or in the notes thereto), of the Company or any Subsidiary (other than, in the case of an Asset Sale by the Company, liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and (B) any securities or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash (or as to which the Company or such Subsidiary has received at or prior to the consummation of the Asset Sale a commitment (which may be subject to customary conditions) from a nationally recognized investment, merchant or commercial bank to convert into cash within 90 days of the consummation of such Asset Sale and which are thereafter actually converted into cash within such 90-day period) will be deemed to be cash (but shall not be deemed to be Net Proceeds for purposes of the following provisions until reduced to cash); and (y) the fair market value of any Non-Cash Consideration received by the Company or a Subsidiary in any Asset Sale shall be deemed to be cash (but shall not be deemed to be Net Proceeds for purposes of the following provisions until reduced to cash) to the extent that the aggregate fair market value (as conclusively determined by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of all Non-Cash Consideration (measured at the time received and without giving effect to any subsequent changes in value) held by the Company immediately after consummation of such Asset Sale does not exceed 10% of the Company's Stockholders' Equity as of the date of such consummation.

    Pursuant to the Indenture, within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds (w) to purchase one or more Hospitals or Related Businesses and/or a controlling interest in the Capital Stock of a Person owning one or more Hospitals and/or one or more Related Businesses, (x) to make a capital expenditure or to acquire other tangible assets, in each case, that are used or useful in any business in which the Company is permitted to be engaged pursuant to the covenant described below under the caption "--Certain Covenants--Line of Business," (y) to permanently reduce Senior Term Debt or Existing Indebtedness of a Subsidiary or
(z) to permanently reduce Senior Revolving Debt (and to correspondingly reduce commitments with respect thereto), except that up to an aggregate of $200.0 million of Net Proceeds from Asset Sales may be applied after the date of the Indenture to reduce Senior Revolving Debt without a corresponding reduction in commitments with respect thereto. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer to all Holders of Notes and holders of any other Indebtedness of the Company ranking on a parity with the Notes from time to time outstanding with similar provisions requiring the Company to make an offer to purchase or to redeem such Indebtedness with the proceeds from any asset sales, PRO RATA in proportion to the respective principal amounts of Notes and such other Indebtedness then outstanding (a "Senior Asset Sale Offer") to purchase the maximum principal amount of the Notes and such other Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes and such other Indebtedness tendered pursuant to a Senior Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, including an offer to purchase the Company's 10 1/8% Senior Subordinated Notes due 2005 (the

"Senior Subordinated Notes") in accordance with the Senior Subordinated Notes indenture. If the aggregate principal amount of Notes and such other Indebtedness surrendered by holders thereof exceeds the amount of Excess Proceeds, the Notes and such other Indebtedness will be purchased on a PRO RATA basis. Upon completion of a Senior Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

    RESTRICTED PAYMENTS

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests (other than (w) Physician Joint Venture Distributions, (x) dividends or distributions payable in Qualified Equity Interests of the Company, (y) dividends or distributions payable to the Company or any Subsidiary of the Company, and (z) dividends or distributions by any Subsidiary of the Company payable to all holders of a class of Equity Interests of such Subsidiary on a PRO RATA basis); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes issued under such Indenture, except at the original final maturity date thereof or pursuant to the Refinancing; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the fair market value (as conclusively evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee within 60 days prior to the date of such Restricted Payment) of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to such Restricted Payment):

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date of such Restricted Payment, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant in the Indenture described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after March 1, 1995 (excluding Restricted Payments permitted by clauses (u), (v), (w) and (x) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after March 1, 1995 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), PLUS (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale (other than to a Subsidiary of the Company) since March 1, 1995 of Qualified Equity Interests of the Company or of debt securities of the Company or any of its Subsidiaries that have been converted into or exchanged for such Qualified Equity Interests of the Company, PLUS (iii) $20.0 million.

    If no Default or Event of Default has occurred and is continuing, or would occur as a consequence thereof, the foregoing provisions will not prohibit the following Restricted Payments: (t) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (u) the payment of cash dividends on any series of Disqualified Stock issued after the date of the Indenture in an aggregate amount not to exceed the cash received by the Company since the date of the Indenture upon issuance of such Disqualified Stock; (v) the repurchase of the Performance Investment Plan investment options from the holders thereof; (w) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any Subsidiary in exchange for, or out of the net cash proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Equity Interests of the Company; PROVIDED that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause
(c)(ii) of the preceding paragraph; (x) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or in exchange for or out of the net cash proceeds from the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Equity Interests of the Company; PROVIDED, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause
(c)(ii) of the preceding paragraph; (y) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement; PROVIDED that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any twelve-month period; and (z) the making and consummation of (A) an offer to purchase or redeem the Senior Subordinated Notes in accordance with the provisions of the Senior Subordinated Notes indenture with any Excess Proceeds that remain after consummation of a Senior Asset Sale Offer, within 120 days of the consummation of such Senior Asset Sale Offer, or
(B) a Change of Control Offer with respect to the Senior Subordinated Notes in accordance with the provisions of the Senior Subordinated Notes indenture.

    Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") after the date of the Indenture any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired Debt) and the Company may issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least (x) 2.25 to 1 if such incurrence or issuance occurs on or before March 31, 1996, or (y) 2.5 to 1 if such incurrence or issuance occurs at any time thereafter, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period. Indebtedness consisting of reimbursement obligations in respect of a letter of credit will be deemed to be incurred when the letter of credit is first issued. The Company will not permit any of the International Subsidiaries to incur any Indebtedness other than Non-Recourse Debt.

    The foregoing provisions will not apply to:

        (i) the incurrence by the Company of Senior Term Debt pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed an amount equal to $1.8 billion less the aggregate amount of all repayments, optional or mandatory, of the principal of any Senior Term Debt (other than repayments that are immediately reborrowed) that have been made since March 1, 1995;

        (ii) the incurrence by the Company of Senior Revolving Debt and letters of credit pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential reimbursement obligation of the Company with respect thereto) not to exceed an amount equal to $500.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "--Asset Sales" after March 1, 1995;

       (iii) the incurrence by the Company of Indebtedness represented by the Notes;

        (iv) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

        (v) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred (including, without limitation, Existing Indebtedness);

        (vi) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Subsidiaries;

       (vii) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; PROVIDED that the notional principal amount of any such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

      (viii) the incurrence by the Company or any of its Subsidiaries of Physician Support Obligations;

        (ix) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by performance bonds, standby letters of credit or appeal bonds, in each case to the extent incurred in the ordinary course of business of the Company or such Subsidiary;

        (x) the incurrence by any Subsidiary of the Company of Indebtedness, the aggregate principal amount of which, together with all other Indebtedness of the Company's Subsidiaries at the time outstanding (excluding the Existing Indebtedness until repaid or refinanced and excluding Physician Support Obligations), does not exceed the greater of (1) 10% of the Company's Stockholders' Equity as of the date of incurrence or (2) $10.0 million; PROVIDED that, in the case of clause (1) only, the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred would have been at least (x)
    2.25 to 1 if such incurrence occurs on or before March 31, 1996, or (y) 2.5 to 1 if such incurrence occurs at any time thereafter, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been incurred at the beginning of such four-quarter period; and

        (xi) the  incurrence by  the  Company of  Indebtedness (in  addition  to
    Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $250.0 million.

    LIENS

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the Obligations so secured until such time as such Obligations are no longer secured by a Lien.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Indenture, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition or in violation of the covenant described above under the caption "--Incurrence of Indebtedness and
Issuance of Preferred Stock"), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture except to the extent that such Consolidated Cash Flow would be permitted to be dividends to the Company without the prior consent or approval of any third party, (e) customary non-assignment provisions in leases entered into in the ordinary course of business, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (g) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, or (h) the Credit Agreement and related documentation as the same is in effect on the date of the Indenture and as amended or replaced from time to time, provided that no such amendment or replacement is more restrictive as to the matters enumerated above than the Credit Agreement and related documentation as in effect on the date of the Indenture.

    LINE OF BUSINESS

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than the ownership, operation and management of Hospitals and Related Businesses.

    MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental Indenture in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and
(B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant in the Indenture described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

    TRANSACTIONS WITH AFFILIATES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "--Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; PROVIDED that (x) transactions or payments pursuant to any employment arrangements or employee or director benefit plans entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (y) transactions between or among the Company and/or its Subsidiaries and (z) transactions permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," in each case, shall not be deemed to be Affiliate Transactions.

    LIMITATIONS ON ISSUANCES OF GUARANTEES OF INDEBTEDNESS BY SUBSIDIARIES

    The Indenture will provide that the Company will not permit any Subsidiary, directly or indirectly, to Guarantee or secure the payment of any other Indebtedness of the Company or any of its Subsidiaries (except Indebtedness of a Subsidiary of such Subsidiary or Physician Support Obligations) unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the Guarantee of the payment of the Notes by such Subsidiary, which Guarantee shall be senior to or PARI PASSU with such Subsidiary's Guarantee of or pledge to secure such other Indebtedness. Notwithstanding the foregoing, any such Guarantee by a Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the sale or other disposition, by way of merger or otherwise, to any Person not an Affiliate of the Company, of all of the Company's stock in, or all or substantially all the assets of, such Subsidiary, which sale or other disposition is made in compliance with, and the Net Proceeds therefrom are applied in accordance with, the applicable provisions of the Indenture. The form of such supplemental Indenture will be attached as an exhibit to the Indenture. The foregoing provisions will not be applicable to any one or more Guarantees of up to $10.0 million in aggregate principal amount of Indebtedness of the Company at any time outstanding.

    REPORTS

    The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability and make such information available to securities analysts and prospective investors upon request.

    EVENTS OF DEFAULT AND REMEDIES

    The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply with the provisions described under the captions "--Change of Control," "--Asset Sales," "--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) any default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Significant Subsidiaries), whether such

Indebtedness or Guarantee exists on the date of the Indenture or is thereafter created, which default (a) constitutes a Payment Default or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or that has been so accelerated, aggregates $25.0 million or more; (vi) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

    If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee on behalf of the Holders of all of the Notes, may waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

    NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the Commission that such a waiver is against public policy.

    LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The  Company may, at  its option and at  any time, elect to  have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such outstanding Notes on the stated maturity; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States confirming that the Holders of such outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than a breach, violation or default resulting from the borrowing of funds to be applied to such deposit); (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of such Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

    TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

    AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for such Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for such Notes).

    Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for any supplemental indenture described above under the caption "--Limitation on Issuances of Guarantees of Indebtedness by Subsidiaries," to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

    CONCERNING THE TRUSTEE

    The Indenture will contain certain limitations on the rights of the Trustee, should the Trustee become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

    CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "AMI" means American Medical International, Inc., a Delaware corporation.

    "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (PROVIDED that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Change of Control" and/or the provisions described above under the caption "-- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issuance or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $25.0 million or (b) for net proceeds in excess of $25.0 million. Notwithstanding the foregoing: (a) a transfer of assets by the Company to a Subsidiary or by a Subsidiary to the Company or to another Subsidiary, (b) an issuance of Equity Interests by a Subsidiary to the Company or to another Subsidiary, (c) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments" and (d) a Hospital Swap will not be deemed to be an Asset Sale.

    "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "Capital Stock" means  (i) in the  case of a  corporation, corporate  stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person or group (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than to a Person or group who, prior to such transaction, held a majority of the voting power of the voting stock of the Company, (ii) the acquisition by any Person or group (as defined above) of a direct or indirect interest in more than 50% of the voting power of the voting stock of the Company, by way of merger or consolidation or otherwise, or (iii) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

    The phrase "all or substantially all" of the assets of the Company will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred, in which case a holder's ability to obtain the benefit of a Change of Control Offer may be impaired. In addition, no assurances can be given that the Company will be able to acquire Notes tendered upon the occurrence of a Change of Control Triggering Event.

    "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

    "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period PLUS (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), PLUS (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent such provision for taxes was included in computing such Consolidated Net Income, PLUS
(iii) the Fixed Charges of such Person and its Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income, plus (iv) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

    "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP but excluding any one-time charge or expense incurred in order to consummate the refinancing of the Tenet and AMH Indebtedness in connection with the Merger; PROVIDED that (i) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

    "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock), less all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made in accordance with GAAP as a result of the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, and excluding the cumulative effect of a change in accounting principles, all as determined in accordance with GAAP.

    "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

    "Credit Agreement" means that certain Credit Agreement, dated as of February 28, 1995, by and among the Company and Morgan Guaranty Trust Company of New York, Bank of America N.T. & S.A., The Bank of New York, N.A., Bankers Trust Company, N.A. and the other banks that are parties thereto, providing for $1.8 billion in aggregate principal amount of Senior Term Debt and up to $500.0 million in aggregate principal amount of Senior Revolving Debt, including any related notes, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended as of August 31, 1995, and as further amended, modified, extended, renewed, refunded, replaced or refinanced, in whole or in part, from time to time.

    "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date on which the Notes mature.

    "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid, including all reimbursement obligations with respect to letters of credit outstanding as of the date of the Indenture (other than letters of credit issued pursuant to the Credit Agreement).

    "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and (ii) the Consolidated Cash Flow and Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

    "Fixed Charges" means, with respect to any Person for any period, the sum of
(i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect from time to time.

    "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) foreign exchange contracts or currency swap agreements and (iii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency values.

    "Hospital" means a hospital, outpatient clinic, long-term care facility or other facility that is used or useful in the provision of healthcare services.

    "Hospital Swap" means an exchange of assets by the Company or a Subsidiary of the Company for one or more Hospitals and/or one or more Related Businesses or for the Capital Stock of any Person owning one or more Hospitals and/or one or more Related Businesses.

    "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

    "International Subsidiaries" means International-NME, Inc., NME (Australia) Pty. Limited and each of such Person's respective Subsidiaries.

    "Investment Grade" means a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Company shall select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.

    "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; PROVIDED that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment.

    "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset given to secure Indebtedness, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction with respect to any such lien, pledge, charge or security interest).

    "Moody's" means Moody's Investors Services, Inc. and its successors.

    "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

    "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Permitted Non-Cash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any other expenses incurred or to be incurred by the Company or a Subsidiary as a direct result of the sale of such assets (including, without limitation, severance, relocation, lease termination and other similar expenses), taxes actually paid or payable as a result thereof, amounts required to be applied to the repayment of Indebtedness (other than Senior Term Debt or Senior Revolving Debt) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "Non-Cash Consideration" means any non-cash consideration received by the Company or a Subsidiary of the Company in connection with an Asset Sale and any non-cash consideration received by the Company or any of its Subsidiaries upon disposition thereof.

    "Non-Recourse Debt" means Indebtedness of an International Subsidiary (i) as to which neither the Company nor any of its Subsidiaries (other than the International Subsidiaries) (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness of the Company or any of its Subsidiaries), or (b) is directly or indirectly liable (as a guarantor or otherwise) and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an International Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries (other than the International Subsidiaries) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity (except any such provisions set forth in Existing Indebtedness until the same is repaid or refinanced).

    "Obligations"   means    any   principal,    interest,   penalties,    fees,
indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Payment Default" means any failure to pay any scheduled installment of interest or principal on any Indebtedness within the grace period provided for such payment in the documentation governing such Indebtedness.

    "Permitted Collateral" means, collectively, (i) all Capital Stock and other Equity Interests of the Company's present and future direct Subsidiaries, (ii) all intercompany Indebtedness owed to the Company, and (iii) all Capital Stock and other Equity Interests in Westminster owned by the Company or its Subsidiaries.

    "Permitted Liens" means (i) Liens on Permitted Collateral securing Senior Term Debt of the Company under the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed an amount equal to $1.8 billion less the aggregate amount of all repayments, optional or mandatory, of the principal of any Senior Term Debt (other than repayments that are immediately reborrowed) that have been made since March 1, 1995; (ii) Liens on Permitted Collateral securing Senior Revolving Debt and letters of credit of the Company incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential reimbursement obligation of the Company with respect thereto) not to exceed an amount equal to $500.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "--Certain Covenants--Asset Sales" since March 1, 1995; (iii) Liens in favor of the Company; (iv) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company or becomes a Subsidiary of the Company; PROVIDED that such Liens were in existence prior to the contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with the Company or that becomes a Subsidiary of the Company; (v) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, PROVIDED
that such Liens were in existence prior to the contemplation of such acquisition; (vi) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vii) Liens existing on the date of the Indenture, including, without limitation, Liens on Permitted Collateral securing reimbursement obligations under the Metrocrest Letter of Credit Facility (as defined below); (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, PROVIDED that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) other Liens on assets of the Company or any Subsidiary of the Company securing Indebtedness that is permitted by the terms of the Indenture to be outstanding having an aggregate principal amount at any one time outstanding not to exceed 10% of the Stockholders' Equity of the Company; and (x) Liens to secure Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was secured by a Lien permitted under the Indenture and that was incurred in accordance with the provisions of the Indenture; provided that such Liens do not extend to or cover any property or assets of the Company or any Subsidiary other than assets or property securing the Indebtedness so refinanced.

    "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used solely to extend, refinance, renew, replace, defease or refund, other Indebtedness of the Company or any of its Subsidiaries; PROVIDED that, except in the case of Indebtedness of the Company issued in exchange for, or the net proceeds of which are used solely to extend, refinance, renew, replace, defease or refund, Indebtedness of a Subsidiary of the Company: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of any premiums paid and reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

    "Physician Joint Venture Distributions" means distributions made by the Company or any of its Subsidiaries to any physician, pharmacist or other allied healthcare professional in connection with the unwinding, liquidation or other termination of any joint venture or similar arrangement between any such Person and the Company or any of its Subsidiaries.

    "Physician Support Obligations" means any obligation or Guarantee incurred in the ordinary course of business by the Company or a Subsidiary of the Company in connection with any advance, loan or payment to, or on behalf of or for the benefit of any physician, pharmacist or other allied healthcare professional for the purpose of recruiting, redirecting or retaining the physician, pharmacist or other allied healthcare professional to provide service to patients in the service area of any Hospital or Related Business owned or operated by the Company or any of its Subsidiaries; EXCLUDING, HOWEVER, compensation for services provided by physicians, pharmacists or other allied healthcare professionals to any Hospital or Related Business owned or operated by the Company or any of its Subsidiaries.

    "Qualified Equity Interests" shall mean all Equity Interests of the Company other than Disqualified Stock of the Company.

    "Rating Agencies" means (i) S&P and (ii) Moody's or (iii) if S&P or Moody's or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be.

    "Rating Category" means (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody's used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P, 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

    "Rating Date" means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) the first public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control.

    "Rating Decline" means the occurrence on or within 90 days after the date of the first public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) of: (a) in the event the Notes are rated by either Moody's or S&P on the Rating Date as Investment Grade, a decrease in the rating of the Notes by both Rating Agencies to a rating that is below Investment Grade, or (b) in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, a decrease in the rating of the Notes by either Rating Agency by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

    "Related Business" means a healthcare business affiliated or associated with a Hospital or any business related or ancillary to the provision of healthcare services or the operation of a Hospital.

    "Restricted Investment" means an Investment in any of the International Subsidiaries.

    "Senior Revolving Debt" means revolving credit loans outstanding from time to time under the Credit Agreement.

    "Senior Term Debt" means term loans outstanding from time to time under the Credit Agreement.

    "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date of the Indenture.

    "S&P" means Standard & Poor's Corporation and its successors.

    "Specified Assets" means the Company's and its Subsidiaries' interest in The Hillhaven Corporation and Westminster Healthcare Holdings PLC owned as of the date of the Indenture and the Capital Stock and assets of the International Subsidiaries.

    "Stockholders' Equity" means, with respect to any Person as of any date, the stockholders' equity of such Person determined in accordance with GAAP as of the date of the most recent available internal financial statements of such Person, and calculated on a pro forma basis to give effect to any acquisition or disposition by such Person consummated or to be consummated since the date of such financial statements and on or prior to the date of such calculation.

    "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more
Subsidiaries of such Person (or any combination thereof); PROVIDED that no International Subsidiary shall be deemed to be a "Subsidiary" for any purpose under the Indenture for so long as such International Subsidiary: (a) has no Indebtedness other than Existing Indebtedness and Non-Recourse Debt; (b) is not a party to any agreement, contract, arrangement or understanding with the Company or any of its other Subsidiaries (other than International Subsidiaries) except any such agreement, contract, arrangement or understanding that (i) was in effect on the date of the Indenture, or (ii) meets the requirements of the covenant described above under the caption "--Certain Covenants--Transactions with Affiliates"; (c) is a Person with respect to which neither the Company nor any of its Subsidiaries (other than International Subsidiaries) has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified level of operating results except, in each case, any such obligation in existence on the date of the Indenture or created pursuant to the terms of any Investment permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments"; and (d) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries (other than International Subsidiaries). If, at any time, any International Subsidiary would fail to meet the foregoing requirements, it shall thereafter be deemed to be a Subsidiary for all purposes of the Indenture and any Indebtedness of such International Subsidiary shall be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant).

    "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

    "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

                      DESCRIPTION OF THE CREDIT AGREEMENT

    Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), Bank of America N.T.&S.A., The Bank of New York and Bankers Trust Company (collectively, the "Arranging Agents") and a syndicate of other lenders (the "Lenders") provide the Company with the $2.3 billion Credit Agreement expiring in 2001 consisting of (i) the six and a half year amortizing Senior Term Debt originally in the aggregate principal amount of $1.8 billion, and (ii) the six and a half year $500.0 million Senior Revolving Debt, with a letter of credit option not to exceed $100.0 million. The Arranging Agents also provide a separate letter of credit facility to the Company in an aggregate principal amount of approximately $91.0 million, upon terms substantially similar to the Credit Agreement (the "Metrocrest Letter of Credit Facility"). The Metrocrest Letter of Credit Facility replaced a previous letter of credit facility established in connection with certain bonds issued by Metrocrest Hospital Authority as part of the financing of two hospitals operated by subsidiaries of the Company. The Company's obligations under the Credit Agreement and the Metrocrest Letter of Credit Facility will rank PARI PASSU with the Notes.

    INTEREST RATE. Loans under the Credit Agreement bear interest, at the option of the Company, at either (i) a base rate equal to the higher of the rate announced from time to time by Morgan Guaranty as its prime rate or the daily federal funds rate plus 50 basis points plus, in each case, an interest margin ranging from zero to 50 basis points based on the ratios of the Company's consolidated net earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense and the ratio of the Company's consolidated total debt to EBITDA or (ii) the London interbank offered rate (as adjusted for certain reserve requirements) for 1-, 2-, 3- or 6-month periods plus an interest margin ranging from 50 to 150 basis points based on the respective levels of the same ratios. Commitment fees also will be payable to each Lender based on the unused amount of such Lender's commitment to make loans at rates ranging from
18.75 basis points to 50 basis points as determined by reference to the same ratios.

    SECURITY. The Company's obligations under the Credit Agreement are secured by a first priority lien on (i) the capital stock of the Company's present and future direct subsidiaries, (ii) all indebtedness owed to the Company by its subsidiaries and (iii) and one of the Company's subsidiary's equity investment in Westminster.

    MANDATORY PAYMENTS. The Company must make quarterly mandatory payments on the Senior Term Debt in each fiscal year in the annual amounts set forth below:

                                                                               (DOLLARS IN
YEAR ENDED MAY 31,                                                              MILLIONS)
-------------------------------------------------------------------------  -------------------
1996.....................................................................       $   135.0(1)
1997.....................................................................           180.0
1998.....................................................................           225.0
1999.....................................................................           315.0
2000.....................................................................           360.0
2001.....................................................................           405.0
August 31, 2001..........................................................            20.0(2)

------------------------
(1)  After $45.0 million installment paid on August 31, 1995.
(2) After $115.0 million of prepayments from the proceeds of the sale of certain assets.

    Additional prepayments will be required from the proceeds of certain events, including the sale of certain assets and offerings of equity securities. The Credit Agreement also requires the repayment of Senior Revolving Debt (without a corresponding reduction in revolving loan commitments) with a portion of proceeds of a sale or other disposition of the equity investments in Hillhaven or Westminster or of the international subsidiaries, up to an aggregate of $200.0 million; thereafter, all of the proceeds of such sales must be applied to prepay the installments of the Senior Term Debt. All mandatory prepayments of term loans shall be applied in inverse order of maturity until the installments due August 31, 2001, and in fiscal year 2001 are paid in full and then to the remaining installments on a PRO RATA basis.

    COVENANTS. The Credit Agreement includes various affirmative, negative and financial covenants, including, without limitation, (i) restrictions on disposition of assets and the making of acquisitions and other investments, (ii) prohibitions on the prepayment, redemption or defeasance of the Notes, subordinated indebtedness and certain other indebtedness, (iii) limitations on debt incurrence, lien incurrence, dividends and stock repurchases, (iv) limitations on mergers and changes of business and (v) a minimum consolidated net worth requirement, a minimum fixed charge coverage ratio and a maximum leverage ratio.

    EVENTS OF DEFAULT. Events of default under the Credit Agreement include various events of default customary for such type of agreement including, without limitation, events of default for a change in control of the Company and the cessation of any lien on any of the collateral under the Credit Agreement as a perfected first priority lien.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") between the Company and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), J.P. Morgan Securities Inc. ("J.P. Morgan"), Merrill Lynch, Pierce, Fenner and Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley" and, together with DLJ, J.P. Morgan and Merrill Lynch, the "Underwriters"), each of the Underwriters has severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the respective principal amounts of Notes set forth opposite its name below, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount:


                                                                                  PRINCIPAL
                                                                                  AMOUNT OF
UNDERWRITER                                                                         NOTES
------------------------------------------------------------------------------  --------------
Donaldson, Lufkin & Jenrette Securities Corporation...........................  $  275,000,000
J.P. Morgan Securities Inc....................................................      75,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated........................................................      75,000,000
Morgan Stanley & Co. Incorporated.............................................      75,000,000
                                                                                --------------
                                                                                $  500,000,000
                                                                                --------------
                                                                                --------------


    The Underwriting Agreement provides that the obligations of the several Underwriters are subject to certain conditions precedent, including the approval of certain legal matters by counsel. The Company has agreed to indemnify the Underwriters against certain liabilities and expenses, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase all of the Notes if any of the Notes are purchased by them.


    The Underwriters have advised the Company that they propose to offer the Notes directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such offering price less a concession not to exceed 0.4% of the principal amount of the Notes. The Underwriters may reallow, discounts not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the initial public offering of the Notes, the offering price and other selling terms may be changed by the Underwriters.


    The Notes have been approved for listing on the NYSE, subject to official notice of issuance. Nevertheless, the Notes are new issues of securities, have no established trading market and may not be widely distributed. The Company has been advised by the Underwriters that, following the completion of this Offering, the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters, however, are under no obligation to do so and may discontinue any market making activities at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of any trading market for the Notes.

    DLJ has provided and is currently retained to provide certain investment banking services to the Company for which it has received and is entitled to receive usual and customary fees. In August 1994, DLJ Merchant Banking Partners, L.P. and certain of its affiliates, each an affiliate of DLJ, acquired approximately 62.2% of TRC from Tenet and DLJ was paid a customary financial advisory fee for services rendered to TRC in connection with such acquisition. DLJ subsequently managed a public debt offering for TRC for which it received customary fees. DLJ acted as financial advisor to the Company in connection with the Merger and the related transactions. DLJ has also acted as financial advisor to the Company with respect to its investment in Hillhaven, for which it will receive usual and customary fees.

    Merrill Lynch has provided and currently is providing certain financial advisory services to the Company for which it has received and is entitled to receive usual and customary fees. From time to time in the ordinary course of their respective businesses, affiliates of J.P. Morgan have engaged any may in the future engage in commercial banking and investment banking transactions with the Company, and currently are providing certain financial advisory services to the Company for which they are entitled to receive usual and customary fees. Morgan Guaranty, an affiliate of J.P. Morgan, was an Arranging Agent and lender under the Credit Agreement, for which it received usual and customary fees.

                                 LEGAL MATTERS

    Certain legal matters as to the validity of the Notes offered hereby will be passed upon for the Company by Scott M. Brown, Senior Vice President and General Counsel of the Company and Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Davis Polk & Wardwell. With respect to certain matters governed by Nevada law, Scott M. Brown, Skadden, Arps, Slate, Meagher & Flom and Davis Polk & Wardwell will rely on the opinion of Woodburn and Wedge, Reno, Nevada.

                                    EXPERTS

    The consolidated financial statements and schedule of Tenet Healthcare Corporation as of May 31, 1995 and 1994, and for each of the years in the three-year period ended May 31, 1995, have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the consolidated financial statements refers to a change in the method of accounting for income taxes in 1994.

    The consolidated financial statements of American Medical Holdings, Inc. and American Medical International, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended August 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
Financial Statements:
  Report of Independent Auditors...........................................................................        F-2
  Consolidated Balance Sheets as of May 31, 1995 and 1994..................................................        F-3
  Consolidated Statements of Operations for the years ended May 31, 1995, 1994 and 1993....................        F-4
  Consolidated Statements of Changes in Shareholders' Equity for the years ended May 31, 1995, 1994 and
   1993....................................................................................................        F-5
  Consolidated Statements of Cash Flows for the years ended May 31, 1995, 1994 and 1993....................        F-6
  Notes to Consolidated Financial Statements...............................................................        F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Tenet Healthcare Corporation:

    We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective June 1, 1993.

KPMG PEAT MARWICK LLP
Los Angeles, California
July 25, 1995

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                                                    MAY 31,
                                                                                              --------------------
                                                                                                1995       1994
                                                                                              ---------  ---------
                                                                                              (DOLLAR AMOUNTS ARE
                                                                                                  EXPRESSED IN
                                                                                                   MILLIONS)
Current assets:
  Cash and cash equivalents.................................................................  $     155  $     313
  Short-term investments in debt securities.................................................        139         60
  Accounts and notes receivable, less allowance for doubtful accounts
   ($184 in 1995 and $77 in 1994)...........................................................        565        385
  Inventories of supplies, at cost..........................................................        116         55
  Deferred income taxes.....................................................................        410        372
  Assets held for sale......................................................................        184        204
  Prepaid expenses and other current assets.................................................         55         55
                                                                                              ---------  ---------
    Total current assets....................................................................      1,624      1,444
                                                                                              ---------  ---------
Investments and other assets................................................................        362        382
Property, plant and equipment, net..........................................................      3,319      1,764
Costs in excess of net assets acquired, less accumulated amortization
 ($21 in 1995 and $11 in 1994)..............................................................      2,511         61
Other intangible assets, at cost, less accumulated amortization
 ($37 in 1995 and $43 in 1994)..............................................................        102         46
                                                                                              ---------  ---------
                                                                                              $   7,918  $   3,697
                                                                                              ---------  ---------
                                                                                              ---------  ---------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................................................  $     252  $     545
  Short-term borrowings and notes...........................................................         35         67
  Accounts payable..........................................................................        359        176
  Employee compensation and benefits........................................................        162         93
  Reserves related to discontinued operations...............................................         77        465
  Income taxes payable......................................................................          2         58
  Other current liabilities.................................................................        469        236
                                                                                              ---------  ---------
    Total current liabilities...............................................................      1,356      1,640
                                                                                              ---------  ---------
Long-term debt, net of current portion......................................................      3,273        223
Other long-term liabilities and minority interests..........................................      1,002        389
Deferred income taxes.......................................................................        301        125
Commitments and contingencies
Shareholders' equity:
  Common stock, $0.075 par value; authorized 450,000,000 shares; 218,713,406 shares issued
   at May 31, 1995, and 185,587,666 shares at May 31, 1994..................................         16         14
  Additional paid-in capital................................................................      1,502      1,013
  Retained earnings.........................................................................        740        575
  Less common stock in treasury, at cost, 18,775,274 shares at May 31, 1995, and 19,507,161
   at May 31, 1994..........................................................................       (272)      (282)
                                                                                              ---------  ---------
    Total shareholders' equity..............................................................      1,986      1,320
                                                                                              ---------  ---------
                                                                                              $   7,918  $   3,697
                                                                                              ---------  ---------
                                                                                              ---------  ---------

          See accompanying Notes to Consolidated Financial Statements.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 YEARS ENDED MAY 31,
                                                                           -------------------------------
                                                                             1995       1994       1993
                                                                           ---------  ---------  ---------
                                                                             (DOLLAR AMOUNTS, EXCEPT PER
                                                                           SHARE AMOUNTS, ARE EXPRESSED IN
                                                                                      MILLIONS)
Net operating revenues...................................................  $   3,318  $   2,943  $   3,178
Operating expenses:
  Salaries and benefits..................................................     (1,367)    (1,293)    (1,465)
  Supplies...............................................................       (432)      (339)      (349)
  Provision for doubtful accounts........................................       (137)      (107)      (115)
  Other operating expenses...............................................       (759)      (667)      (689)
  Depreciation...........................................................       (164)      (143)      (141)
  Amortization...........................................................        (31)       (18)       (19)
  Restructuring charges..................................................        (37)       (77)       (52)
                                                                           ---------  ---------  ---------
Operating income.........................................................        391        299        348
                                                                           ---------  ---------  ---------
Interest expense, net of capitalized portion.............................       (138)       (70)       (75)
Investment earnings......................................................         27         28         21
Equity in earnings of unconsolidated affiliates..........................         28         23         13
Minority interests in income of consolidated subsidiaries................         (9)        (8)       (10)
Net gain (loss) on disposals of facilities and long-term investments.....         (2)        88         93
Gains on sales of subsidiaries' common stock.............................         32          0         29
                                                                           ---------  ---------  ---------
Income from continuing operations before income taxes....................        329        360        419
Taxes on income..........................................................       (135)      (144)      (155)
                                                                           ---------  ---------  ---------
Income from continuing operations........................................        194        216        264
Discontinued operations..................................................         (9)      (701)      (104)
Extraordinary charge from early extinguishment of debt...................        (20)         0          0
Cumulative effect of a change in accounting principle....................          0         60          0
                                                                           ---------  ---------  ---------
Net income (loss)........................................................  $     165  $    (425) $     160
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------
PER-SHARE DATA
Earnings (loss) per share:
  Primary:
    Continuing operations................................................  $    1.10  $    1.29  $    1.59
    Discontinued operations..............................................      (0.06)     (4.19)     (0.63)
    Extraordinary charge.................................................      (0.11)      0.00       0.00
    Cumulative effect of a change in accounting principle................       0.00       0.36       0.00
                                                                           ---------  ---------  ---------
                                                                           $    0.93  $   (2.54) $    0.96
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------
  Fully diluted:
    Continuing operations................................................  $    1.06  $    1.23  $    1.49
    Discontinued operations..............................................      (0.05)     (4.10)     (0.58)
    Extraordinary charge.................................................      (0.10)      0.00       0.00
    Cumulative effect of a change in accounting principle................       0.00       0.33       0.00
                                                                           ---------  ---------  ---------
                                                                           $    0.91  $   (2.54) $    0.91
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------
Weighted average shares and share equivalents outstanding -- primary (in
 thousands)..............................................................    176,817    167,024    166,111

          See accompanying Notes to Consolidated Financial Statements.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                 COMMON STOCK
                                                           ------------------------  ADDITIONAL
                                                           OUTSTANDING    ISSUED       PAID-IN     RETAINED     TREASURY
                                                             SHARES       AMOUNT       CAPITAL     EARNINGS       STOCK
                                                           -----------  -----------  -----------  -----------  -----------
                                                                     (DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS,
                                                                             SHARE AMOUNTS IN THOUSANDS)
BALANCES, MAY 31, 1992...................................     166,963    $      14    $     994    $     939    $    (273)
  Net income.............................................                                                160
  Cash dividends ($0.48 per share).......................                                                (80)
  Purchases of treasury stock............................      (1,034)                                                (15)
  Stock options exercised, net of tax benefits...........          36                                                   1
  Restricted share cancellations.........................         (67)                       11                         1
                                                           -----------         ---   -----------  -----------       -----
BALANCES, MAY 31, 1993...................................     165,898           14        1,005        1,019         (286)
  Net loss...............................................                                               (425)
  Cash dividends ($0.12 per share).......................                                                (19)
  Stock options exercised, net of tax benefits...........         293                        (1)                        4
  Restricted share cancellations.........................        (110)                        9
                                                           -----------         ---   -----------  -----------       -----
BALANCES, MAY 31, 1994...................................     166,081           14        1,013          575         (282)
  Net income.............................................                                                165
  Shares issued in connection with merger................      33,156            2          486
  Stock options exercised, net of tax benefits...........         705                        (1)                       10
  Restricted share cancellations.........................          (4)                        4
                                                           -----------         ---   -----------  -----------       -----
BALANCES, MAY 31, 1995...................................     199,938    $      16    $   1,502    $     740    $    (272)
                                                           -----------         ---   -----------  -----------       -----
                                                           -----------         ---   -----------  -----------       -----

          See accompanying Notes to Consolidated Financial Statements.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED MAY 31,
                                                                          -------------------------------
                                                                            1995       1994       1993
                                                                          ---------  ---------  ---------
                                                                           (DOLLAR AMOUNTS ARE EXPRESSED
                                                                                   IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).....................................................  $     165  $    (425) $     160
  Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities:
    Depreciation and amortization.......................................        195        198        199
    Deferred income taxes...............................................         95       (253)       (32)
    Gains on sales of facilities and long-term investments..............        (30)       (88)      (122)
    Extraordinary charge from loss on early extinguishment of debt......         20          0          0
    Additions to reserves for discontinued operations and restructuring
     charges............................................................         51      1,175        189
    Other items.........................................................         (6)       (22)        33
  Increases (decreases) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses:
    Accounts and notes receivable, net..................................        (47)       (65)        65
    Inventories, prepaid expenses and other current assets..............          1        (21)       (43)
    Accounts payable, accrued expenses and income taxes payable.........        (28)       (31)        21
    Noncurrent accrued expenses and other liabilities...................          4         (2)        24
                                                                          ---------  ---------  ---------
    Net cash provided by operating activities, before expenditures for
     discontinued operations and restructuring charges..................        420        466        494
    Net expenditures for discontinued operations and restructuring
     charges............................................................       (427)      (319)       (96)
                                                                          ---------  ---------  ---------
    Net cash provided by (used in) operating activities.................         (7)       147        398
                                                                          ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment............................       (264)      (185)      (319)
  Purchases of new businesses, net of cash acquired.....................     (1,429)        (5)        (3)
  Proceeds from sales of facilities, investments and other assets.......        172        569         70
  Other items...........................................................          8          7        (47)
                                                                          ---------  ---------  ---------
    Net cash provided by (used in) investing activities.................     (1,513)       386       (299)
                                                                          ---------  ---------  ---------

                                                                     (CONTINUED)

          See accompanying Notes to Consolidated Financial Statements.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                                                                                YEARS ENDED MAY 31,
                                                                          -------------------------------
                                                                            1995       1994       1993
                                                                          ---------  ---------  ---------
                                                                           (DOLLAR AMOUNTS ARE EXPRESSED
                                                                                   IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of borrowings................................................  $  (1,388) $    (217) $     (93)
  Proceeds from borrowings..............................................      2,997         31        131
  Lines of credit.......................................................       (255)      (151)       (10)
  Cash dividends paid to shareholders...................................          0        (40)       (78)
  Purchases of treasury stock...........................................          0          0        (19)
  Other items...........................................................          8         16         (3)
                                                                          ---------  ---------  ---------
    Net cash provided by (used in) financing activities.................      1,362       (361)       (72)
                                                                          ---------  ---------  ---------
    Net increase (decrease) in cash and cash equivalents................       (158)       172         27
    Cash and cash equivalents at beginning of year......................        313        141        114
                                                                          ---------  ---------  ---------
    Cash and cash equivalents at end of year............................  $     155  $     313  $     141
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

SUPPLEMENTAL DISCLOSURES:

    The Company paid interest (net of amounts capitalized) of $113 million, $62 million and $87 million for the years ended May 31, 1995, 1994 and 1993, respectively. Income taxes paid during the same years amounted to $45 million, $30 million and $125 million, respectively. Notes received in connection with the sales of facilities were $92 million in the year ended May 31, 1993.

    The fair value of the assets acquired in connection with the AMH merger was approximately $4.6 billion, including goodwill of approximately $2.5 billion. Liabilities assumed were approximately $2.6 billion.

          See accompanying Notes to Consolidated Financial Statements.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

    A.  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Tenet Healthcare Corporation, previously known as National Medical Enterprises, Inc. ("NME") and its wholly owned and majority-owned subsidiaries (the "Company"). Significant investments in other affiliated companies are accounted for by the equity method. Significant intercompany accounts and transactions are eliminated in consolidation. The results of operations of American Medical Holdings, Inc. and its subsidiaries ("AMH") are included in the accompanying consolidated financial statements of the Company since the acquisition of AMH on March 1, 1995. (See Note 2.)

    The consolidated statements of operations for the years ended May 31, 1994 and 1993 have been reclassified to make them comparable with the financial presentation for the current period in which the Company's equity in earnings of unconsolidated affiliates and the minority interests in income of consolidated subsidiaries are shown as separate line items. These items had been included previously in net operating revenues and in other operating expenses, respectively.

    B.  NET OPERATING REVENUES

    The Company owns and operates general hospitals and related healthcare facilities in the United States and overseas. (See Note 18.) Its net operating revenues consist primarily of net patient service revenues, which are based on the hospitals' established billing rates less allowances and discounts principally for patients covered by Medicare, Medicaid and other contractual programs. These allowances and discounts were $3.4 billion, $2.7 billion and $2.6 billion for the years ended May 31, 1995, 1994 and 1993, respectively. Payments under these programs are based on either predetermined rates or the costs of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these programs. These contractual allowances and discounts are deducted from accounts receivable in the accompanying consolidated balance sheets. Approximately 40% of fiscal 1995 and 1994 consolidated net operating revenues is from participation of the Company's hospitals in Medicare and Medicaid programs. In 1993 it was approximately 37%.

    The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as gross revenue and are not included in deductions from revenue or in operating and administrative expenses.

    C.  CASH EQUIVALENTS

    The Company treats highly liquid investments with an original maturity of three months or less as cash equivalents.

    D.  INVESTMENTS IN DEBT SECURITIES

    On June 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity
Securities." Under this new standard, investments are classified as available-for-sale, held-to-maturity or as part of a trading portfolio. Debt securities expected to be held to maturity as a result of management's intent and ability to do so are carried at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Securities available for sale are carried at fair value and their unrealized gains and losses, net of tax, are reported as an adjustment to shareholders' equity. Realized gains or losses are included in net income on the specific identification method. Gains and losses, both realized and unrealized, were immaterial for all years presented.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    E.  PROPERTY, PLANT AND EQUIPMENT

    The Company uses the straight-line method of depreciation for buildings, improvements and equipment over their estimated useful lives as follows: buildings and improvements--generally 25 to 50 years; equipment--3 to 15 years.

    F.  INTANGIBLE ASSETS

    Preopening costs are amortized over one year. Deferred financing costs are amortized over the lives of the related loans. The straight-line method is used to amortize most intangible assets. Costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally are amortized over 40 years. These latter costs are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event occurred, the Company would prepare projections of future undiscounted cash flows from related operations for the remaining amortization period. If such projections indicated that the costs would not be recoverable, the carrying value of such costs would be reduced by the estimated excess of such value over projected discounted net cash flows.

    G.  LEASES

    Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets, and such assets are amortized over the shorter of the lease term or their useful life.

    H.  INTEREST RATE SWAP AGREEMENTS

    The differentials to be paid or received under interest rate swap agreements are accrued as the interest rates change and are recognized over the lives of the agreements as adjustments to interest expense. (See Note 17.)

    I.  SALES OF COMMON STOCK OF SUBSIDIARIES

    At the time a subsidiary sells existing or newly issued common stock to unrelated parties at a price in excess of its book value, the Company's policy is to record a gain reflecting its share of the change in the subsidiary's shareholders' equity resulting from the sale. (See Note 15.)

    J.  TRANSLATION OF FOREIGN CURRENCIES

    The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. All balance sheet accounts have been translated at fiscal year-end exchange rates. Income statement amounts have been translated at the average exchange rate for the year. Translation gains or losses are recorded as an adjustment to shareholders' equity, as cumulative translation adjustments, until such time as the Company disposes of some or all of its foreign-currency-denominated net assets, at which time any translation gain or loss would be realized and credited or charged to earnings. Exchange gains and losses on forward exchange contracts designated as hedges of foreign net investments are also reported as an adjustment to shareholders' equity. Currency translation adjustments, the effect of transaction gains and losses and exchange gains and losses on forward exchange contracts are insignificant for all years presented herewith. (See Notes 17 and 18.)

2.  AMH MERGER
    On March 1, 1995, in a transaction accounted for as a purchase, the Company acquired all the outstanding common stock of AMH for $1.5 billion in cash and 33,156,614 shares of the Company's common stock valued at $488.0 million. AMH, through its wholly owned subsidiary, American Medical International, Inc. and its subsidiaries ("AMI"), operates general hospitals and related healthcare facilities in 13 states.

    In connection with the merger, the Company repaid $1.2 billion of AMI debt and $554.9 million of its own debt, including $222.0 million of loans under its April 13, 1994 revolving credit agreement, $96.6 million of unsecured medium-term notes, $93.0 million of 12 1/8% unsecured notes and $143.3 million of secured

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

2.  AMH MERGER (CONTINUED)
loans. The loss on the early extinguishment of this debt was $19.8 million, which has been recorded as an extraordinary charge for the year ended May 31, 1995, net of income tax benefits of $12.1 million. The Company financed the merger and debt-refinancing transactions through a new $2.3 billion credit facility and the public issuance of $1.2 billion in debt securities.

    The total purchase price has been allocated to the assets and liabilities of AMH based on their estimated fair values. At May 31, 1995, the total purchase price exceeded the fair value of the net assets acquired by approximately $2.5 billion. Deferred financing costs on the new debt were $52.0 million and are being amortized to interest expense using the interest method over the respective lives of the new credit facility and public debt securities, which range from 6 1/2 to 10 years.

    The following supplemental pro forma information is unaudited and assumes that the merger combination occurred as of the beginning of each period presented. The amounts reflect pro forma adjustments for interest on new and refinanced debt, depreciation on revalued property, plant and equipment, and the amortization of goodwill.

                                                                                TWELVE MONTHS
                                                                                ENDED MAY 31,
                                                                             --------------------
                                                                               1995       1994
                                                                             ---------  ---------
                                                                             (IN MILLIONS, EXCEPT
                                                                              PER-SHARE AMOUNTS)
Net operating revenues.....................................................  $ 5,256.7  $ 5,324.9
Income from continuing operations before extraordinary charge..............  $   220.1  $   271.8
Income from continuing operations after extraordinary charge...............  $   200.3  $   252.0
Fully diluted earnings per share from continuing operations before
 extraordinary charge......................................................  $    1.06  $    1.30

    The supplemental pro forma information shown above does not purport to present the results of operations of the Company had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. In addition, such information does not reflect certain cost savings that management believes may be realized following the merger.

3.  DISCONTINUED OPERATIONS--PSYCHIATRIC HOSPITAL BUSINESS
    At November 30, 1993, the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities. The consolidated statements of operations reflect the operating results of the discontinued business separately from continuing operations. Except for an additional $16 million of estimated litigation costs recorded in the fourth quarter of fiscal 1995 (less income tax benefits of $7 million), operating results and gains or losses on disposals of facilities for the discontinued business for periods subsequent to November 30, 1993, have been charged to a reserve for estimated losses during the phase-out period.

    Net operating revenues for the discontinued operations for fiscal 1994 and 1993 were $476 million and $571 million, respectively. Losses from operations during the two years were $266 million and $160 million, respectively, before income tax benefits of $111 million and $56 million. The Company recognized a charge for estimated losses upon disposal amounting to $414 million, including $379 million of costs to settle federal and state investigations and other unusual legal costs related to the psychiatric hospital business in fiscal 1994, along with $433 million of estimated operating losses during the phase-out period, less tax benefits of $301 million. At May 31, 1995, substantially all of the assets of the discontinued operations have been sold.

    The reserves related to discontinued operations in the accompanying consolidated balance sheet include $75.7 million for unusual litigation costs and legal fees relating to matters that have not been resolved as of May 31, 1995. (See Note 8B.)

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

4.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
    The carrying amounts of cash, accounts receivable, accounts payable and interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), long-term receivables and long-term debt are not materially different from the estimated fair values of these instruments. The estimated fair values of interest rate swap agreements and foreign currency contracts also are not material to the Company's financial position.

5.  PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment is stated at cost and consists of the following:

                                                                                   1995       1994
                                                                                 ---------  ---------
                                                                                    (IN MILLIONS)
Land...........................................................................  $     238  $     173
Buildings and improvements.....................................................      2,593      1,388
Construction in progress.......................................................         97         59
Equipment......................................................................      1,215        916
                                                                                 ---------  ---------
                                                                                     4,143      2,536
Less accumulated depreciation and amortization.................................        824        772
                                                                                 ---------  ---------
Net property, plant and equipment..............................................  $   3,319  $   1,764
                                                                                 ---------  ---------
                                                                                 ---------  ---------

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

6.  LONG-TERM DEBT AND LEASE OBLIGATIONS

    A.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                     1995       1994
                                                                                   ---------  ---------
                                                                                      (IN MILLIONS)
Secured loans payable to banks...................................................  $   1,731  $      13
9 5/8% Senior Notes due 2002, $300 million face value, net of $6.6 million
 unamortized discount............................................................        293         --
10 1/8% Senior Subordinated Notes due 2005, $900 million face value, net of $23.3
 million unamortized discount....................................................        877         --
Convertible floating-rate debentures.............................................        219        219
Unsecured medium-term notes due through 1997.....................................         73        169
13 1/2% Senior Subordinated and 15% Junior Subordinated Notes due 2001 and 2005,
 $38.3 million face value, plus $3.7 million unamortized premium.................         42         --
6 1/2% Swiss franc/dollar dual currency debentures due 1997 and 5% Swiss franc bonds due 1996, $34.8 million face value, net of $0.4 million of unamortized
 discount........................................................................         34         --
Zero-coupon guaranteed bonds due 1997 and 2002, $130.7 million face value, net of
 $35.0 million unamortized discount..............................................         96         --
Notes secured by property, plant and equipment, weighted average interest rate of
 approximately 9.6% in 1995 and 9.5% in 1994, payable in installments to 2009....        104         28
12 1/8% unsecured notes due April 1995...........................................         --         93
Other secured loans payable......................................................         --        143
Other notes, primarily unsecured, and capital lease obligations..................         56        103
                                                                                   ---------  ---------
                                                                                       3,525        768
Less current portion.............................................................        252        545
                                                                                   ---------  ---------
                                                                                   $   3,273  $     223
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    SECURED LOANS PAYABLE--In connection with the merger and refinancing described in Note 2 above, a syndicate of banks entered into a new credit facility with the Company consisting of (i) a 6 1/2-year amortizing term loan in the aggregate principal amount of $1.8 billion and (ii) a 6 1/2-year $500.0 million revolving credit facility, including a letter-of-credit option not to exceed $100.0 million. The Company's unused borrowing capacity under the new credit facility was $326.0 million as of May 31, 1995.

    Borrowings under the new credit facility are secured by a first-priority lien on the capital stock of substantially all of the Company's first-tier subsidiaries, all intercompany indebtedness owed to the Company and its investment in Westminster Health Care Holdings PLC ("Westminster"). The lenders have priority as to such collateral over the Company's other indebtedness, including the new senior notes and senior subordinated notes described below. The Company's obligations under the new credit facility rank PARI PASSU with the senior notes and constitute senior debt with respect to the new senior subordinated notes and any other subordinated debt of the Company.

    Loans under the new credit facility bear interest at a base rate equal to the prime rate announced by Morgan Guaranty Trust Company of New York or, if higher, the federal funds rate plus 0.50%, plus an interest margin ranging from zero to 50 basis points, or, at the option of the Company, a London interbank offered rate ("LIBOR") for one-, two-, three- or six-month periods plus an interest margin of from 50 to 150 basis points. The Company has agreed to pay to the lenders a commitment fee on the unused loan

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

6. LONG-TERM DEBT AND LEASE OBLIGATIONS (CONTINUED) commitment at rates ranging from 18.75 basis points to 50 basis points annually. The interest margins and loan commitment rates are based on the ratio of the Company's consolidated net earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense and the ratio of the Company's consolidated debt to EBITDA. The weighted average interest rate on loans under the new credit facility from March 1, 1995 through May 31, 1995 was 7.6%.

    The Company must make mandatory quarterly payments on the term loan in each fiscal year in the following annual amounts (in millions), with the first installment due on August 31, 1995: 1996 - $180; 1997 - $180; 1998 - $225; 1999
-$315; 2000 - $360; 2001 - $405; and on August 31, 2002 - $135. Prepayments  are
required from the proceeds of certain events, including the sale of certain assets and a portion of the net after-tax proceeds of a sale, if any, of the Company's investments in Hillhaven, Westminster or the Company's international subsidiaries, and additional offerings of certain debt or equity securities. The installment schedule above does not reflect the application to the August 31, 2002 installment of $115.0 million from the proceeds of the June 28, 1995 sale of certain international subsidiary assets. (See Note 18.)

    In April 1994 the Company entered into a $464.7 million revolving credit and letter-of-credit agreement with several banks, pledging all of the capital stock of a wholly owned subsidiary of the Company as security for any indebtedness under the agreement. The agreement provided for revolving loans of up to $222.0 million, all of which were outstanding at May 31, 1994, and for letters of credit of $242.7 million to support certain of the Company's obligations relating to commercial paper and remarketable bond programs. All outstanding revolving loans under this agreement matured on April 12, 1995 and were repaid with the proceeds of the new credit facility described above. The weighted average interest rate on these loans was 6.0% during fiscal 1995 and 5.1% during fiscal 1994.

    Also at May 31, 1994, the Company had $143.3 million of secured loans outstanding that were used for project financings and were secured by liens on real property or leasehold interests. These loans also matured and were repaid on April 12, 1995 with the proceeds of the new credit facility. The weighted average interest rate on these loans was 5.8% during fiscal 1995, 5.1% during fiscal 1994 and 4.6% during fiscal 1993.

    SENIOR NOTES AND SENIOR SUBORDINATED NOTES--Also in connection with the merger and refinancing, the Company sold, on March 1, 1995, $300.0 million of 9 5/8% Senior Notes due September 1, 2002 and $900.0 million of 10 1/8% Senior Subordinated Notes due March 1, 2005. The proceeds to the Company were $1.17 billion, after underwriting discounts and commissions. The senior notes are not redeemable by the Company prior to maturity. The senior subordinated notes are redeemable at the option of the Company, in whole or from time to time in part, at any time after March 1, 2000, at redemption prices ranging from 105.063% in 2000 to 100% in 2003 and thereafter.

    The senior notes are general unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company, including the senior subordinated notes, and PARI PASSU in right of payment with all other indebtedness of the Company, including borrowings under the new credit facility described above. The senior subordinated notes also are general unsecured obligations of the Company subordinated in right of payment to all existing and future senior debt, including the senior notes and borrowings under the new credit facility.

    CONVERTIBLE FLOATING-RATE DEBENTURES--The floating-rate debentures consist of two components: $208 million of secured loans payable to banks and $11 million (5% of the $219 million debenture face amount) of generally nontransferable performance investment options purchased by key employees of the Company. Because the proceeds from the exercise of the investment options are used by the Company to redeem debt underlying the debentures, these loans, together with the outstanding balance of the investment

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

6. LONG-TERM DEBT AND LEASE OBLIGATIONS (CONTINUED) options, are classified as convertible floating-rate debentures. The weighted average interest rate for the debentures was 6.4% during 1995, 4.8% during 1994 and 3.6% in 1993. The debentures are subject to mandatory redemption in April 1996 and after the occurrence of certain events.

    The performance investment options permit the holder to purchase debentures at 95% of their $105,264 face value. The debentures are convertible into preferred stock, which, in turn, is convertible into common stock. At May 31, 1995 the investment options were convertible into 13,824,627 shares of common stock at an exercise price equivalent to $15.83 per share. The Company may repurchase the investment options without a premium with the consent of the holder or by paying a redemption premium sufficient to provide the holder a 6% annual return. Under certain conditions, the investment options are subject to mandatory redemption at a redemption price including a 6% annual return.

    When investment options are exercised, the Company reduces taxable income by any excess of the fair market value of the stock obtained at the date of exercise over the principal amount of the debentures redeemed. The resulting tax benefit increases additional paid-in capital.

    UNSECURED MEDIUM-TERM NOTES--These notes had both fixed and floating rates of interest. The floating-rate notes were repaid during fiscal 1994; $96.6 million of the fixed-rate notes were repaid during fiscal 1995 in connection with the AMH merger and refinancing. (See Note 2.) The weighted average interest rates on the notes were 8.3% during 1995, 8.1% during 1994 and 7.3% in 1993.

    LOAN COVENANTS--The new credit facility and the indentures governing the senior notes and the senior subordinated notes have, among other requirements, limitations on borrowings, liens, investments, capital expenditures, operating leases, dividends and asset sales, and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge ratios. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

    B.  LONG-TERM DEBT MATURITIES AND LEASE OBLIGATIONS

    Future long-term debt cash maturities and minimum operating lease payments are as follows:

                                                                                                                  LATER
                                                           1996       1997       1998       1999       2000       YEARS
                                                         ---------  ---------  ---------  ---------  ---------  ---------
                                                                                  (IN MILLIONS)
Long-term debt.........................................  $     254  $     238  $     326  $     325  $     395  $   2,049
Long-term leases.......................................        165        146        140        129         83        333

    Rental expense under operating leases, including short-term leases, was approximately $111 million in 1995, $98 million in 1994 and $114 million in 1993.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

7.  INCOME TAXES
    Taxes on income from continuing operations consist of the following amounts:

                                                                              1995       1994       1993
                                                                            ---------  ---------  ---------
                                                                                     (IN MILLIONS)
Currently payable:
  Federal.................................................................  $     101  $     159  $     148
  State...................................................................         18         31         30
  Foreign.................................................................          9          6          7
                                                                            ---------  ---------  ---------
                                                                                  128        196        185
                                                                            ---------  ---------  ---------
Deferred:
  Federal.................................................................         --        (46)       (29)
  State...................................................................          2         (6)        (3)
                                                                            ---------  ---------  ---------
                                                                                    2        (52)       (32)
                                                                            ---------  ---------  ---------
Other.....................................................................          5         --          2
                                                                            ---------  ---------  ---------
                                                                            $     135  $     144  $     155
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

    The difference between the Company's effective income tax rate and the statutory federal income tax rate is shown below:

                                                               1995                      1994                      1993
                                                     ------------------------  ------------------------  -------------------------
                                                       AMOUNT       PERCENT      AMOUNT       PERCENT      AMOUNT       PERCENT
                                                     -----------  -----------  -----------  -----------  -----------  ------------
                                                              (IN MILLIONS OF DOLLARS AND AS A PERCENT OF PRETAX INCOME)
Tax provision at statutory federal rate............   $     115        35.0%    $     126        35.0%    $     142        34.0%
State income taxes, net of federal income tax
 benefit...........................................          14         4.2%           17         4.6%           18         4.3%
Goodwill amortization..............................           5         1.5%           --          --            --          --
Gain on sale of foreign subsidiary's common
 stock.............................................          --          --            --          --           (10)       (2.4%)
Other..............................................           1         0.3%            1         0.4%            5         1.1%
                                                          -----       -----         -----       -----         -----       -----
Taxes on income from continuing operations and
 effective tax rates...............................   $     135        41.0%    $     144        40.0%    $     155        37.0%
                                                          -----       -----         -----       -----         -----       -----
                                                          -----       -----         -----       -----         -----       -----

    Effective   June  1,  1993,  the  Company  adopted  Statement  of  Financial
Accounting Standards No. 109, "Accounting for Income Taxes." Among other provisions, this standard requires deferred tax balances to be determined using enacted income tax rates for the years in which the taxes actually are paid or refunds actually are received instead of when the deferrals were initiated. The Company has recognized $60 million as income in the fiscal year ended May 31, 1994 for the cumulative effect on prior years of adopting this standard based on tax rates in effect at June 1, 1993.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

7.  INCOME TAXES (CONTINUED)
    Deferred tax assets and liabilities as of May 31, 1995 and 1994 relate to the following:

                                                                         1995                      1994
                                                               ------------------------  ------------------------
                                                                 ASSETS     LIABILITIES    ASSETS     LIABILITIES
                                                               -----------  -----------  -----------  -----------
                                                                                 (IN MILLIONS)
Depreciation and fixed-asset basis differences...............   $      --    $     566    $      --    $     182
Reserves related to discontinued operations and restructuring
 charges.....................................................          81           --          306           --
Receivables--doubtful accounts and adjustments...............         112           --           69           --
Cash-basis accounting change.................................          --           16           --           23
Accruals for insurance risks.................................          81           --           35           --
Intangible assets............................................          --            2           --            7
Other long-term liabilities..................................         121           --           20           --
Benefit plans................................................          99           --           18           --
Other accrued liabilities....................................          53           --           10           --
Investments and other assets.................................          17           --            9           --
Valuation allowance..........................................          --           --           (7)          --
Federal and state net operating loss carryforwards...........         137           --           --           --
Other items..................................................          --            8           --            1
                                                                    -----        -----        -----        -----
                                                                $     701    $     592    $     460    $     213
                                                                    -----        -----        -----        -----
                                                                    -----        -----        -----        -----

    Management believes that realization of the deferred tax assets at May 31, 1995 will occur as temporary differences, including tax-loss carryforwards, reverse against future taxable income.

8.  CLAIMS AND LAWSUITS

    A.  PROFESSIONAL AND GENERAL LIABILITY INSURANCE

    The Company insures substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions, which vary by hospital from $500,000 to $3 million per occurrence, through an insurance company owned by several healthcare companies and in which the Company has a 77% equity interest. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. Through May 31, 1994, the Company insured its professional and comprehensive general liability risks related to its psychiatric and physical rehabilitation hospitals through its wholly owned insurance subsidiary that reinsured risks in excess of $500,000 with major independent insurance companies. The Company has reached the policy limits provided by this insurance subsidiary related to the psychiatric hospitals in certain years. In addition, damages, if any, arising from fraud and conspiracy claims in psychiatric malpractice cases may not be insured. (See Note 8B.)

    In addition to the reserves recorded by the above insurance company, the Company maintains an unfunded reserve for the self-insured portion of its professional liability risks, which is based on actuarial estimates. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a weighted average discount rate of 9%. Adjustments to the reserves are included in results of operations.

    B.  SIGNIFICANT LEGAL PROCEEDINGS--PSYCHIATRIC BUSINESS

    The Company has been involved in significant legal proceedings and investigations of an unusual nature related principally to its psychiatric business. During the years ended May 31, 1995 and 1994, the Company recorded provisions to estimate the cost of the ultimate disposition of all these proceedings and investigations and to estimate the legal fees that it expects to incur. The Company has settled the most significant of these matters. The remaining reserves for unusual litigation costs that relate to the matters that have not been settled as of May 31, 1995 and an estimate of the legal fees to be incurred subsequent to May 31, 1995

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

8.  CLAIMS AND LAWSUITS (CONTINUED)
total approximately $75.7 million and represent management's estimate of the net costs of the ultimate disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates.

    All of the costs associated with these legal proceedings and investigations are classified in discontinued operations. (See Note 3.)

    SHAREHOLDER LAWSUITS--In October and November 1991 shareholder derivative actions and federal class-action suits were filed against the Company and certain of its officers and directors. Those derivative and federal class-action suits were subsequently consolidated into one derivative and one federal class action, respectively. The consolidated derivative action, purportedly brought on behalf of the Company, alleged breach of fiduciary duty and other causes of action against the directors and certain officers of the Company. The derivative action was dismissed by the court in May 1993. Plaintiffs appealed the judgment.

    As a result of mediation, the parties in the derivative and class-action suits described above agreed to a global settlement of all plaintiffs' claims. The settlement, which will require court approval, involves a total payment of $63.75 million plus interest by or on behalf of the defendants. Of this amount, Tenet's directors' and officers' liability insurance ("D&O") carriers have agreed to pay a total of $32.5 million plus interest on behalf of the individual defendants. In addition, one of the D&O carriers has reimbursed the Company for $5.5 million in attorneys' fees expended on the litigation. The parties in the federal class-action litigation have executed a stipulation of settlement, and on July 3, 1995 the court issued an order preliminarily approving the settlement. A hearing regarding approval of the settlement is scheduled to take place on September 18, 1995. The parties in the derivative litigation have executed a memorandum of understanding regarding the terms of the settlement. A stipulation of settlement is expected shortly and also will require court approval.

    Two additional federal class actions filed in August 1993 have been consolidated into one action. The consolidated action alleges violations of federal securities laws against the Company and certain of its executive officers. After unsuccessful mediation, the parties agreed in May 1995 to proceed with the litigation.

    PSYCHIATRIC MALPRACTICE CASES--The Company continues to experience a greater than normal level of litigation relating to its former psychiatric operations. The majority of lawsuits filed to date contain allegations of fraud and conspiracy against the Company and certain of its subsidiaries and former employees. The Company believes that much of this litigation stems, in whole or in part, from advertisements by certain lawyers seeking former psychiatric patients in order to ascertain whether potential claims exist against the Company. The advertisements focus, in many instances, on the Company's settlement  of  past  disputes  involving  the  operations  of  its  psychiatric subsidiaries, including the Company's 1994 resolution of governmental investigations and a corresponding criminal plea agreement. Among the suits filed during 1995 are two lawsuits in Texas aggregating approximately 760 individual plaintiffs who are purported to have been patients in certain Texas psychiatric facilities and a number of lawsuits filed in the District of Columbia. The Company expects that additional lawsuits with similar allegations will be filed from time to time. The Company believes it has meritorious defenses to these actions and will defend this litigation vigorously. The reserves for unusual litigation costs at May 31, 1995 related to these cases primarily represent the estimated costs of such defense.

    C.  LITIGATION RELATING TO THE AMH MERGER

    A total of nine purported class actions (the "Class Actions") have been filed challenging the merger in Delaware and California. The seven Class Actions filed in Delaware have been consolidated into one class action, and discovery is continuing in the case. The two California Class Actions have been stayed pending the resolution of the Delaware case. Named defendants are AMH and its former directors and, in some of

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

8.  CLAIMS AND LAWSUITS (CONTINUED)
the cases, the Company. The complaints filed in each of the lawsuits are substantially similar, are brought by purported stockholders of AMH, and, in general, allege that the directors of AMH breached their fiduciary duties to the plaintiffs and other members of the purported class. Plaintiffs allege that the Company has aided and abetted the AMH directors' alleged breach of their fiduciary duties. Plaintiffs further allege that the directors of AMH wrongfully failed to hold an open auction and encourage bona fide bids for AMH and failed to take action to maximize value for AMH stockholders. Since the merger has been completed, the plaintiffs seek rescission or rescissory damages, an accounting of all profits realized and to be realized by the defendants in connection with the merger, and the imposition of a constructive trust for the benefit of the plaintiffs and other members of the purported classes pending such an accounting. Plaintiffs also seek monetary damages of an unspecified amount together with prejudgment interest and attorneys' and experts' fees. The Company believes that the complaints are without merit and will defend this litigation vigorously.

9.  PREFERRED STOCK PURCHASE RIGHTS AND PREFERRED STOCK

    A.  PREFERRED STOCK PURCHASE RIGHTS

    In 1988 the Company distributed Preferred Stock Purchase Rights to holders of the Company's common stock and authorized the issuance of additional rights for common stock issued after that date. The rights expire in December 1998 unless previously exercised or redeemed and do not entitle the holders thereof to vote as shareholders or receive dividends.

    The Company may redeem the rights at $.025 per right at any time up to the 10th business day after a public announcement that a person has acquired 20% or more of the Company's common stock in a transaction or transactions not approved by the Board of Directors. The rights are not exercisable until after the date on which the Company's right to redeem the rights has expired. When exercisable, each right entitles the holder thereof to purchase from the Company one two-thousandth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at a price of $40.61, subject to adjustment.

    Subject to the foregoing, in the event the Company is acquired in a merger or other business combination transaction in which shares of the Company's common stock are exchanged for shares of another company or more than 50% of the Company's assets are sold, each holder of a right generally will be entitled upon exercise to purchase, for the then-current exercise price of the right, common stock of the surviving company having a market value equal to two times the exercise price of the rights. The plan also provides that, in the event of certain other mergers or business combinations, certain self-dealing transactions or the acquisition by a person of stock having 30% or more of the Company's general voting power, each holder of a right generally will be entitled upon exercise to purchase, for the then-current exercise price of the right, the number of shares of Series A Preferred Stock having a market value equal to two times the exercise price of the rights.

    B.  PREFERRED STOCK

    The Series A Junior Participating Preferred Stock for which the Preferred Stock Purchase Rights may be exchanged is nonredeemable and has a par value of $0.15 per share. None of the 225,000 authorized shares are outstanding.

    The Company has also authorized a Series B Convertible Preferred Stock, issuable solely upon conversion of the Company's convertible floating-rate debentures. (See Note 6A.) The par value of the stock is $0.15 per share; its liquidation and redemption value is $105,264 per share; 2,030 shares are reserved for future issuance; and no shares are outstanding. Because it is likely that this preferred stock would be converted immediately to common stock, all references in Note 6A are to common stock rather than preferred stock.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

10. STOCK BENEFIT PLANS
    Under the Company's 1983 and 1991 stock incentive plans, stock options and incentive stock awards (restricted shares and restricted units) have been made to certain officers and other key employees. Stock options generally are granted at an exercise price equal to the fair market value of the shares on the date of grant and are exercisable at the rate of one-third per year beginning one year from the date of grant. In addition, 526,000 options granted to certain senior officers during fiscal 1994 become exercisable on May 31, 1996. Stock options generally expire 10 years from the date of grant. Certain 1983-plan stock options may be canceled in connection with the vesting of restricted units under circumstances described below.

    Restricted units were granted in fiscal 1992, 1993 and 1994. A restricted unit is a grant that entitles the recipient to a payment of cash at the end of each vesting period equivalent to the fair market value of a share of the Company's common stock on the date of vesting subject to a maximum value per unit, which is equivalent to the fair market value of a share of the Company's common stock on the date of grant. These restricted units were granted along with stock options. Restricted units normally vest one-third each year over three years and earn dividend equivalents during the vesting period.

    All awards granted under the 1983 and 1991 plans will vest under circumstances defined in the plans or under certain employment arrangements, including, with the consent of the Compensation and Stock Option Committee of the Board of Directors, upon a change in control of the Company.

    Charges to continuing operations associated with restricted shares, discounted stock options and restricted units were $4 million in fiscal 1995, $12 million in fiscal 1994, and $11 million in fiscal 1993. The remaining amount to be charged to future operations is $2 million.

    Stock awards may be made only under the 1991 plan. At May 31, 1995, there were 2,705,236 shares of common stock available under the 1991 plan for future awards. The table below summarizes the transactions in all stock option plans in which employees participate, including discounted stock options but excluding restricted shares and units:

                                                                            1995          1994
                                                                        ------------  ------------
                                                                         (SHARES OF COMMON STOCK)
Outstanding at beginning of year (1983 and 1991 plans)................    15,426,593    11,682,204
Granted...............................................................     6,241,700     5,719,175
Exercised ($4.405 to $16.813 per share in 1995 and 1994)..............      (705,022)     (282,482)
Canceled and other adjustments........................................    (1,346,146)   (1,692,304)
                                                                        ------------  ------------
Outstanding at end of year ($4.41 to $22.44 per share at May 31,
 1995)................................................................    19,617,125    15,426,593
                                                                        ------------  ------------
                                                                        ------------  ------------
Exercisable at end of year............................................     8,967,874     6,472,708
                                                                        ------------  ------------
                                                                        ------------  ------------

    In September 1994 a new Directors Stock Option Plan replaced the 1991 Director Restricted Share Plan. The plan makes available options to purchase 500,000 shares of common stock for issuance to nonemployee directors. Under the plan each nonemployee director will receive a stock option for 5,000 common shares upon initially being elected to the Board of Directors and on each January, beginning (for those then serving as nonemployee directors) retroactively in January 1994 when the plan was approved by the Board of Directors. Awards will vest one year after the date of grant and will expire 10 years after the date of grant. At May 31, 1995, there were options outstanding for 298,740 shares of common stock under the directors plan, at exercise prices of $8.67 to $17.78 per share.

11. EARNINGS PER SHARE
    Primary earnings per share of common stock are based on after-tax income applicable to common stock and the weighted average number of shares of common stock and common stock equivalents outstanding

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

11. EARNINGS PER SHARE (CONTINUED)
during each period as appropriate. Fully diluted earnings-per-share calculations are based on the assumption that all dilutive convertible debentures were converted into shares of common stock as of the beginning of the year, or as of the issue date if later, and (i) that those shares are added to the weighted average number of common shares and share equivalents outstanding used in the calculation of primary earnings per share, and (ii) that after-tax income is adjusted accordingly.

12. EMPLOYEE RETIREMENT PLANS
    Substantially all domestic employees who were employed by NME prior to the merger, upon qualification, are eligible to participate in a defined contribution 401(k) plan, the Tenet Healthcare Retirement Savings Plan. Employees who elect to participate make mandatory contributions equal to 3% of their eligible compensation, and such contributions are matched by the Company. Company contributions from continuing operations to the NME plan for the fiscal years 1995, 1994 and 1993 were approximately $14 million, $17 million and $18 million, respectively. The Company also has a tax-deferred 401(k) savings plan for employees of AMI prior to the merger. Expenses relating to this plan were $2.5 million for the three months ended May 31, 1995.

    Substantially all employees who were employed by AMI prior to the merger are eligible to participate in one of AMI's defined benefit pension plans (the "AMI Plans"). The benefits are based on years of service and the employee's base compensation as defined in the AMI Plans. The policy is to fund pension costs accrued within the limits allowed under federal income tax regulations. Contributions are intended to provide not only for benefits attributed to credited service to date, but also for those expected to be earned in the future.

    The following table sets forth the funded status of the AMI Plans and amounts recognized in the consolidated financial statements as of May 31, 1995:

                                                                                                 1995
                                                                                             -------------
                                                                                             (IN MILLIONS)
Actuarial present value of accumulated benefit obligation:
  Vested...................................................................................    $     271
                                                                                                   -----
                                                                                                   -----
  Accumulated..............................................................................          282
                                                                                                   -----
                                                                                                   -----
Projected benefit obligation...............................................................          285
Plan assets at fair value, primarily listed stocks and corporate bonds.....................         (223)
                                                                                                   -----
Projected benefit obligation in excess of plan assets......................................           62
Unrecognized net loss......................................................................           13
                                                                                                   -----
Pension liability..........................................................................    $      75
                                                                                                   -----
                                                                                                   -----

    Net pension cost for the AMI Plans for the three months ended May 31, 1995 was $2 million.

    The discount rate used in determining the actuarial present value of the projected benefit obligation for the AMI Plans approximated 7.0% as of May 31, 1995. The rate of increase in future compensation levels for the AMI Plans was assumed to be 5.0%.

    The Company does not have a plan that provides any postretirement benefits other than pensions to retired employees.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

13. OTHER DISPOSALS AND ACQUISITIONS OF FACILITIES
    In January 1994 the Company sold 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics for approximately $350 million. This sale resulted in a gain of $66.2 million. The Company retained six rehabilitation hospitals on or near general hospital campuses and in March 1994 sold its other remaining rehabilitation hospital for approximately $14 million. For the fiscal year ended May 31, 1994, net operating revenues of the sold rehabilitation hospitals were $266 million, while pretax income, before general corporate overhead costs, was $22 million. The Company is contingently liable for approximately $88 million in obligations, substantially all of which are lease obligations, relating to the facilities sold in January 1994.

    During fiscal 1994 Hillhaven purchased the remaining 23 nursing centers it previously leased from the Company for $112 million. (See Note 14.) The sales resulted in a gain of $17 million. In May 1994 the Company entered into a long-term operating lease of a general hospital in New Orleans. In July 1993 the Company sold one general hospital, and in June 1994 the Company sold two general hospitals. Also in June 1994 the Company acquired its partner's 50% interest in its general hospital in Barcelona, Spain, which opened in February 1994.

    In May 1995 the Company announced it had reached an agreement in principle to purchase Mercy+Baptist Medical Center, a general two-hospital (759 beds) not-for-profit provider in New Orleans. Also in May 1995 the Company announced it had reached an agreement in principle to purchase Providence Memorial Hospital, a 436-bed not-for-profit general hospital in El Paso, Texas. The cash consideration for these acquisitions will be approximately $350 million.

14. THE HILLHAVEN CORPORATION
    The Company owns approximately 8.9 million common shares, or an approximately 26% voting interest, of Hillhaven. The Company also holds 35,000 shares of Hillhaven's cumulative nonvoting 8 1/4% Series C Preferred Stock, with an aggregate liquidation preference of $35.0 million, and 65,430 shares of Hillhaven's cumulative nonvoting 6 1/2% payable-in-kind Series D Preferred Stock, with an aggregate liquidation preference of $65.4 million.

    The Company is contingently liable under various guarantees for $182 million of Hillhaven's obligations to third parties, including $172 million of lease obligations and $10 million of long-term debt obligations. During fiscal 1995 and 1994, Hillhaven reduced by approximately $104 million and $420 million, respectively, its obligations guaranteed by the Company.

    On April 24, 1995, Vencor, Inc. and Hillhaven announced that they had entered into an agreement pursuant to which Vencor would acquire Hillhaven. Under terms of the agreement, Hillhaven's shareholders would receive $32.25 in value in Vencor common stock for each share of Hillhaven common stock (subject to adjustment under certain circumstances depending on the market price of Vencor stock). The Company expects to receive approximately $90 million in cash for its Series C Preferred Stock and its Series D Preferred Stock in connection with this transaction.

15. SALES OF SUBSIDIARIES' COMMON STOCK
    On August 11, 1994, the Company completed the sale of a controlling interest in Total Renal Care, Inc. ("TRC"), an operator of outpatient renal dialysis centers. As part of the transaction, the Company received a $75.5 million cash distribution from TRC prior to the sale and retained an approximate 25% minority interest, which since has been reduced to approximately 23% due to the issuance of additional shares by TRC in connection with acquisitions. This transaction resulted in a $32.0 million gain to the Company in fiscal 1995. Net operating revenues of the subsidiary were $80.5 million in the fiscal year ended May 31, 1994, and operating income was $5.7 million. Net operating revenues and operating income included in the current year's statement of operations, for the period from June 1, 1994 through August 11, 1994, were $16.6 million and $2.7 million, respectively.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

16. RESTRUCTURING CHARGES
    In connection with the March 1, 1995 merger of the Company and AMH, the Company has relocated substantially all of its hospital support activities located in Southern California and Florida to the former corporate headquarters of AMH located in Dallas, Texas. Severance payments and outplacement services for involuntarily terminated former NME employees and other related costs in connection with this move are estimated to be $36.9 million ($0.12 per share on an after-tax, fully diluted basis) and have been classified as restructuring charges in the accompanying consolidated statements of operations for the year ended May 31, 1995.

    During the fourth quarter of fiscal 1994, the Company initiated a plan to significantly decrease overhead costs through a reduction in corporate and division staffing levels and to review the resulting office space needs of all corporate operations. The Company decided to sell its corporate headquarters building and to lease substantially less office space in that building or at an alternative site. Costs of the write-down of the building, employee severance benefits and other expenses directly related to the overhead reduction plan were estimated to be approximately $77.0 million.

    In 1993 the Company recorded a charge of $52.0 million for costs associated with the combination of the Company's rehabilitation hospital division into its general hospital division, a corporate overhead reduction program that began in April 1993, and severance costs incurred in connection with a change in senior executive management.

    During the year ended May 31, 1995, actual costs incurred and charged against the restructuring reserves were approximately $22.7 million. The balances of the reserves are included in other current liabilities or other long-term liabilities in the Company's consolidated balance sheets at May 31, 1995 and 1994.

17. DERIVATIVE FINANCIAL INSTRUMENTS
    The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. These derivatives are nonleveraged and involve little complexity. They are used to manage well-defined interest rate and foreign currency risks. The notional amounts of derivatives in the tables below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. There are no cash or collateral requirements in connection with these agreements.

    INTEREST RATE SWAPS--These derivative financial instruments allow the Company to make long-term borrowings at floating rates and then swap them into fixed rates that are lower than those available to the Company if fixed-rate borrowings were made directly. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Cross-currency interest rate swaps allow borrowings to be made in foreign currencies, gaining access to additional sources of financing while limiting foreign exchange risk. The Company's exposure to credit loss under these agreements is limited to the interest rate spread in the event of nonperformance by the other parties. Because the other parties are creditworthy financial institutions, generally commercial banks, the Company does not expect nonperformance.

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

17. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
    The following table shows the Company's interest rate swaps and their weighted average interest rates as of the end of the most recent two fiscal years. Variable interest rates may change significantly, affecting future cash flows.

                                                                                 1995        1994
                                                                              ----------  ----------
                                                                              (DOLLARS IN MILLIONS)
Notional amount for agreements under which the Company receives fixed
 rates......................................................................  $     29.0  $     29.0
  Average receive rate......................................................        7.0%        7.0%
  Average pay rate..........................................................        5.7%        3.4%
  Contract duration.........................................................     2 years     3 years
Notional amount for agreements under which the Company pays fixed rates.....  $    120.0  $    121.0
  Average pay rate..........................................................        8.5%        8.5%
  Average receive rate......................................................        5.6%        3.4%
Contract duration...........................................................   1-5 years   1-6 years

    FORWARD EXCHANGE CONTRACTS--Due to its foreign operations in Australia, Great Britain, Malaysia, Singapore, Spain, Switzerland and Thailand, the Company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. Forward exchange contracts, generally having maturities of less than six months, are entered into for the sole purpose of hedging the Company's long-term net investments in its foreign subsidiaries or unconsolidated foreign affiliates. The Company's forward exchange contracts, as of May 31, 1995 and 1994, are shown in the table below:

                                                                              1995                   1994
                                                                      --------------------  ----------------------
                                                                       FOREIGN                FOREIGN
                                                                      CURRENCY   MATURITY    CURRENCY    MATURITY
                                                                       AMOUNT      DATE       AMOUNT       DATE
                                                                      ---------  ---------  -----------  ---------
                                                                                 (CURRENCY IN MILLIONS)
Australian dollars..................................................       23.0  09/20/95         18.0   08/31/94
Australian dollars..................................................       18.0  07/31/95         23.0   07/18/94
Spanish pesetas.....................................................      450.0  06/09/95        150.0   10/05/94
Spanish pesetas.....................................................    1,700.0  06/22/95        450.0   06/24/94
Spanish pesetas.....................................................         --         --       100.0   06/30/94
Spanish pesetas.....................................................         --         --       350.0   06/30/94
Swiss francs........................................................        5.0  11/15/95           --          --
Swiss francs........................................................       23.0  03/15/96           --          --
Thai baht...........................................................      200.0  07/13/95           --          --
U.K. pounds.........................................................       10.0  06/30/95         10.0   06/27/94

    CURRENCY SWAP AGREEMENTS--The Company uses foreign currency swaps to effectively convert foreign-currency-denominated debt to U.S.-dollar-denominated debt in order to reduce the impact of interest rate and foreign currency rate changes on future income. The differential to be paid or received under these

                 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

17. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) agreements is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other long-term liabilities or long-term receivables. At May 31, 1995 and 1994, the Company had the following foreign currency swap agreements:

                                                                 1995                                 1994
                                                  -----------------------------------  -----------------------------------
                                                   NOTIONAL     INTEREST    MATURITY    NOTIONAL     INTEREST    MATURITY
                                                    AMOUNT        RATE        DATE       AMOUNT        RATE        DATE
                                                  -----------  -----------  ---------  -----------  -----------  ---------
                                                                           (CURRENCY IN MILLIONS)
Australian dollars..............................        20.5       10.54%    02/24/99        20.5       10.54%    02/24/99
Australian dollars..............................        14.3        8.26%    03/04/98        14.3        4.86%    03/04/98
Spanish pesetas.................................       300.0       12.00%    10/09/98       300.0       12.00%    10/09/98
Spanish pesetas.................................       300.0       11.33%    10/09/98       300.0       11.33%    10/09/98

18. SUBSEQUENT EVENTS--SALES OF ASSETS
    On June 28, 1995, the Company sold its 505-bed Mount Elizabeth Hospital, its 145-bed East Shore Hospital and related healthcare businesses in Singapore to the Singapore-based holding company Parkway Holdings Limited for $243.3 million, which is net of $78.3 million in debt assumed by the buyer. The Company used the net proceeds from the sale to repay secured bank loans under its domestic term loan and revolving credit agreement. The transaction resulted in a gain estimated to be approximately $150 million, which will be included in the results of operations during the Company's first quarter of fiscal 1996.

    The Company also has agreements to sell its holdings in Malaysia, Thailand and Australia for approximately $94.0 million, which proceeds will be used to retire long-term debt. These transactions are expected to close no later than November 30, 1995. The pending sales are subject to foreign government clearances and a vote of minority shareholders in Australia. Fiscal 1995 net operating revenues and operating profits from the facilities sold and to be sold were $203.4 million and $37.0 million, respectively. The net assets of the sold and to-be-sold facilities amounted to $158.9 million at May 31, 1995 and have been included in assets held for sale in the accompanying consolidated balance sheets.

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    NO  DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES OFFERED HEREBY OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           4
Incorporation of Certain Documents by
 Reference.....................................           4
Prospectus Summary.............................           5
Risk Factors...................................          11
Use of Proceeds................................          16
Historical and Pro Forma Capitalization........          16
Pro Forma Financial Information................          17
Selected Historical Financial Information......          22
Management's Discussion and Analysis...........          23
Business.......................................          29
Description of Notes...........................          43
Description of the Credit Agreement............          61
Underwriting...................................          63
Legal Matters..................................          64
Experts........................................          64
Index to Financial Statements..................         F-1

                                     [LOGO]

                          TENET HEALTHCARE CORPORATION

                                  $500,000,000

                          8 5/8% SENIOR NOTES DUE 2003


                               -----------------

                                   PROSPECTUS

                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                          J.P. MORGAN SECURITIES INC.

                              MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
                                                INCORPORATED

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